As filed with the Securities and Exchange Commission on July 2, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 20-F

                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2000

                        Commission File Number 333-07238

                            ------------------------

                              COPAMEX, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                                  COPAMEX, INC.
                 (Translation of Registrant's name into English)

                            The United Mexican States
                 (Jurisdiction of incorporation or organization)

                              Montes Apalaches 101
                             Residencial San Agustin
                       San Pedro Garza Garcia, Nuevo Leon
                                  66260 Mexico
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                     11.375% Series B Senior Notes due 2004

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

           Series A Shares, par value Ps.100 per share          6,000
           Series B Shares, par value Ps.100 per share        385,248
           Series C Shares, par value Ps.100 per share        133,152
           Series D Shares, par value Ps.100 per share        625,600
           Series E Shares, par value Ps.100 per share     19,322,610
           Series F Shares, par value Ps.100 per share      7,981,590
           Series G Shares, par value Ps.100 per share         65,520

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                     Yes|X|   No|_|

     Indicate by check mark which financial statement item the registrant has elected to follow.

                                 Item 17 |_|  Item 18 |X|

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[New York #898932 v10]

                                TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION.............................i

FORWARD-LOOKING STATEMENTS..................................................i

MARKET DATA................................................................ii

ENFORCEABILITY OF CIVIL LIABILITIES........................................ii

PART I......................................................................1

   ITEM 3.  KEY INFORMATION.................................................1
   ITEM 4.  INFORMATION ON THE COMPANY.....................................13
   ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................31
   ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................43
   ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............48
   ITEM 8.  FINANCIAL INFORMATION..........................................49
   ITEM 9.  THE OFFER AND THE LISTING......................................50
   ITEM 10.  ADDITIONAL INFORMATION........................................50
   ITEM 11.  QUANTITATIVE AND QUALITATIVE
             DISCLOSURES ABOUT MARKET RISK.................................59

PART II....................................................................59

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............59
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF
             SECURITY HOLDERS AND THE USE OF PROCEEDS......................59

PART III...................................................................59

   ITEM 18.  FINANCIAL STATEMENTS..........................................59
   ITEM 19.  EXHIBITS......................................................60

                       PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        In this annual report, references to "US$," "Dollars" and "U.S. Dollars," are to United States dollars, references to "Ps." or "Pesos" are to Mexican pesos and references to "UDIs" are to Unidades de Inversion (investment units). UDIs are units of account whose value in Mexican pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index. On December 31, 2000, one UDI was equal to Ps. 2.909 (US$0.30).

        The financial statements have been prepared in accordance with Mexican generally accepted accounting principles, referred to as Mexican GAAP. Mexican GAAP differs in significant respects from United States generally accepted accounting principles, referred to as U.S. GAAP. U.S. dollar amounts included in our financial statements were converted from pesos to dollars using the exchange rate reported by Banco de Mexico at December 31, 2000, which was Ps.9.6098 per U.S. dollar. You should not construe such conversions as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See "Item 5:
Operating and Financial Review and Prospects--Reconciliation to U.S. GAAP" for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

        Pursuant to Mexican GAAP, the financial statements have been prepared in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation. Bulletin B-10 requires Copamex to restate the value of inventories to their replacement cost, without exceeding their net realizable value, and to restate the value of fixed assets using the National Consumer Price Index, or Indice Nacional de Precios al Consumidor, also referred to as the NCPI. Until December 31, 1996, Bulletin B-10 required Copamex to restate fixed assets at current replacement cost.

        Bulletin B-10 also requires Copamex to restate non-monetary liabilities and the components of shareholders' equity using the NCPI and to record gains or losses in purchasing power from holding monetary liabilities or assets. In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, all data in the financial statements and in the summary and selected financial data set forth herein have been restated in constant pesos as of December 31, 2000. The effect of these inflation accounting principles has not been reversed in the reconciliation of Copamex's net income and stockholders' equity to U.S. GAAP.

        Beginning fiscal year 2000, Copamex was required to comply with Bulletin D-4. Bulletin D-4, issued by the Mexican Institute of Public Accountants in January 2000, regulates the accounting treatment of income taxes, asset taxes and employees' profit sharing, and modifies the rules for determining deferred income taxes. The new accounting rules require that deferred income taxes be determined with respect to all temporary differences between the book value and the taxable value of the assets and liabilities included in the balance sheet. Such determination must be made by applying the income tax rate in effect on the date of issue of the financial statements. Until December 31, 1999, deferred income taxes were determined only with respect to temporary differences in book and taxable values that were deemed to be non-recurring and whose reversion could be foreseen in a specific period of time. Beginning fiscal year 2000, the cumulative effect of adopting the new accounting rules was reflected in a new stockholder's equity account. Bulletin D-4 does not require the restatement of financial statements for any fiscal year prior to its implementation. See "Item 5: Operating and Financial Review and Prospects--Reconciliation to U.S. GAAP" for a general description of the Mexican GAAP treatment of deferred income taxes that was in effect until the end of fiscal year 1999.

                                   -----------

                           FORWARD-LOOKING STATEMENTS

        Certain of the matters discussed in this annual report or in the information incorporated by reference herein may constitute forward-looking statements. Certain of these forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative thereof or other comparable terminology, or by discussions of strategy, plans or intentions. Statements contained in this annual report which are not historical facts are forward-looking statements. Without limiting the generality of the preceding statement, all statements in this annual report concerning or relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under "Risk Factors."

                                   -----------

                                   MARKET DATA

        The Mexican government does not publish definitive data regarding the pulp and paper industry on a regular basis. Accordingly, information contained in this annual report regarding national production, imports, exports, apparent demand, market share and market position has been computed by us and is based on our estimates which are derived from statistics accumulated by us and our analysis of certain data obtained from the Camara Nacional de las Industrias de la Celulosa y del Papel (the Mexican National Chamber of the Pulp and Paper Industries), A.C. Nielsen, the Instituto Nacional de Estadistica, Geografia e Informatica (INEGI) (the National Institute of Statistics, Geography and Information Systems) and the Secretaria de Hacienda y Credito Publico (the Ministry of Finance) and certain assumptions made by us.

        The information contained in this annual report regarding market share and market position of consumer products is presented for the two-month period ended December 31, 2000. The information contained in this annual report regarding market share and market position of packaging products and printing and writing products is presented for the twelve-month period ended December 31, 2000. This market share and market position information is derived from the most recent data available to us from the third parties mentioned above and our internal sources.

        Although we believe that the data taken from third parties and used in this annual report is reliable, we have not independently verified such data and take no responsibility for the accuracy of such data. Similarly, while we believe our internal research and estimates to be reliable, they have not been verified by any independent source, and we cannot assure you as to their accuracy.

                       ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Mexican corporation and substantially all of our assets are located in Mexico. In addition, all of our directors and officers and some of the experts named in this annual report reside outside the United States (principally in Mexico), and all or a significant portion of our assets and the assets of those persons are located outside the United States (principally in Mexico). As a result, it may not be possible for investors to effect service of process upon such persons within the United States or to enforce against such persons or us judgments obtained in the courts of the United States, including without limitation, judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

        We have been advised by Carlos Luis Diaz Saenz, our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Because substantially all of our assets are located in Mexico, holders of our securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against us without the benefit of the U.S. federal securities laws.

                                     PART I

ITEM 3.  KEY INFORMATION
------------------------

                             SELECTED FINANCIAL DATA

        The following tables present selected consolidated financial information of Copamex; its predecessor, Copamex Industrias, S.A. de C.V., also known as COINSA; and their respective consolidated subsidiaries. This information has been derived from and should be read in conjunction with the audited consolidated financial statements of Copamex as of December 31, 2000, and 1999 and for the years ended December 31, 2000, 1999 and 1998 as well as the information under "Item 5: Operating and Financial Review and Prospects." The audited consolidated financial statements, which appear in "Item 18: Financial Statements," have been audited by Mancera, S.C., a member of Ernst & Young International, independent public accountants.

        The financial statements have been prepared in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP. See Note 16 to the audited consolidated financial statements and "Item 5: Operating and Financial Review and Prospects--Reconciliation to U.S. GAAP" for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

        Peso amounts included in the tables below were converted to U.S. dollars at the exchange rate of Ps. 9.618 per US$1.00, which was the noon buying rate at December 31, 2000 as published by the Federal Reserve Bank of New York. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See "--Exchange Rate Information."

        Prior to December 2, 1997, Copamex was a holding company whose assets included, among other things, a 72% ownership interest in COINSA, a Mexican company engaged in the production and sale of paper products. Copamex's assets also consisted of assets not related to the paper business. On December 2, 1997, Copamex spun off its assets that were not related to the paper business. On February 28, 1998, COINSA was merged into Copamex. However, because operational results of Copamex and COINSA became substantially identical as of 1997, the financial information provided in this annual report from before January 1, 1997 relates only to COINSA.

        As used in this annual report, EBITDA is operating income (loss) before interest expense, depreciation and amortization. Amortization is not included in operating income, but instead is recorded in other income (loss). EBITDA is presented because we believe that EBITDA provides useful information regarding our debt service ability. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under U.S. GAAP, (b) an alternative to U.S. GAAP operating income (loss) or net income (loss) or (c) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

                                                         As of and for the Year Ended December 31,
                                               -----------------------------------------------------------
                                               1996        1997       1998       1999       2000      2000
                                               ----        ----       ----       ----       ----      ----
Millions of constant December 31, 2000
   pesos and U.S. dollars except ratios,
   production data and per share data

Income Statement Data

   Mexican GAAP:

   Net sales............................       Ps.5,698   Ps.5,981   Ps.6,548   Ps.6,770    Ps.7,535  US$783
   Cost of sales........................         (3,850)    (4,032)    (4,394)    (4,475)     (5,133)   (534)
                                                 ------     ------   -------      ------      ------   -----
   Gross profit.........................          1,848      1,949      2,155      2,295       2,402     249
   Selling and administrative expenses..           (775)    (1,060)    (1,265)    (1,400)     (1,649)   (171)
                                                 ------     ------   -------      ------      ------   -----
   Operating income.....................          1,073        889        890        895         753      78
   Comprehensive cost of financing:
     Interest income....................            123         38         49         20          26       3
     Interest expense...................           (949)      (713)      (630)      (582)       (610)    (63)
   Exchange gain (loss).................           (131)      (156)    (1,232)       231         (90)     (9)
   Result from monetary position(2).....            736        604        863        557         364      38
                                                 ------     ------   -------      ------      ------   -----
       Total comprehensive cost of
         financing......................           (221)      (227)      (950)       226        (309)    (31)
   Other income (loss)..................             (7)        61         17        (22)        (67)     (7)
                                                 ------     ------   -------      ------      ------   -----
   Income (loss) before income and asset
     taxes and employee profit sharing..            845        723        (43)      1,099         376      40
   Income and asset taxes and profit
     sharing(3).........................           (139)       (37)       (33)      (103)       (227)    (24)
                                                 ------     ------   -------      ------      ------   -----
   Income (loss) before minority interest           706        686       (77)        996         149      16
   Minority interest....................              3      (186)       (31)       (54)        (36)     (4)
                                                 ------     ------   -------      ------      ------   -----
   Net income (loss)....................         Ps.709     Ps.500   Ps.(107)     Ps.942      Ps.113   US$12
                                                 ======     ======   =======      ======      ======   =====

Per share data(11):
  Operating income per share............      Ps. 33.53  Ps. 43.39  Ps. 32.80  Ps. 31.45   Ps. 26.45 US$2.75
   Net income (loss) per share..........          22.16      24.41     (3.95)      33.11        3.95    0.41

U.S. GAAP:

   Interest expense, net(1).............       Ps.(819)   Ps. (679)   Ps.(572)   Ps.(543)    Ps.(596) US$(62)
   Net income...........................            734        208        248        540         261      27

Per share data(11):
  Operating income per share............      Ps. 38.75  Ps. 40.12  Ps. 30.89  Ps. 32.91   Ps. 26.42 US$2.75
   Net income (loss) per share..........          22.97      10.15       9.13      18.99        9.17    0.95

Balance Sheet Data

Mexican GAAP:

   Property, plant and equipment, net...       Ps.8,011   Ps.9,098   Ps.9,124   Ps.8,999    Ps.8,722  US$907
   Total assets.........................         10,174     12,719     12,524     12,449      12,700   1,320
   Short term debt, including current
     portion of long term debt..........            962        873      1,412      2,515       2,066     215
   Long term debt.......................          2,454      4,750      4,692      2,693       3,119     324
   Total debt...........................          3,416      5,623      6,104      5,208       5,185     539
   Stockholders' equity.................       Ps.5,966   Ps.5,898   Ps.5,385   Ps.6,025    Ps.4,090  US$425

   U.S. GAAP:

   Stockholders' equity.................       Ps.4,045   Ps.2,252   Ps.3,420   Ps.3,691    Ps.3,752  US$390



                                                       As of and for the Year Ended December 31,
                                               --------------------------------------------------------------
                                                 1996        1997       1998       1999       2000      2000
                                                 ----        ----       ----       ----       ----      ----
   Other Data

   Mexican GAAP:

   EBITDA...............................       Ps.1,396   Ps.1,241   Ps.1,270   Ps.1,298    Ps.1,164     US$121
   Depreciation.........................            324        353        380        403         411         43
   Amortization.........................             --         26         45         43          44          5
   Capital expenditures.................           (343)      (444)      (392)      (344)       (288)(10)   (30)
   EBITDA to interest expense, net(1)...            1.7        1.8        2.2        2.3         2.0        2.0
   Total debt to EBITDA.................            2.5        4.5        4.8        4.0         4.5        4.5
   Net cash provided (used) by operating
     activities(4)......................       Ps.1,201     Ps.461     Ps.185   Ps.1,318      Ps.599      US$62
U.S. GAAP:

   EBITDA...............................       Ps.1,369   Ps.1,236   Ps.1,288   Ps.1,286    Ps.1,116     US$116
   EBITDA to interest expense, net(1)...            1.7        1.8        2.2        2.4         1.9        1.9
   Total debt to EBITDA.................            2.5        4.6        4.7        4.0         4.6        4.6
   Net cash provided (used) by operating
     activities(4)......................         Ps.396   Ps.(156)     Ps.475     Ps.494      Ps.281      US$29
   Ratio of earnings to fixed charges(5)            2.0        2.1        1.0        3.0         1.5        1.5

   Dividends per share(11)..............       Ps. 5.79  Ps. 10.98   Ps. 3.14   Ps. 6.25          --        --



                                                               As of and for the Year Ended
                                                                        December 31,
                                                          -------------------------------------
                                                          1996     1997    1998    1999    2000
                                                          ----     ----    ----    ----    ----
Production Data

Consumer Products:

   Tissue products (in thousands of tons) (6)...........   46.8    93.1   123.9   131.7   134.7
   Feminine-care products (in millions of units)........  135.3(7)  524     746   934.3 1,130.4
   Away-from-home products (in thousands of tons) (8)...   --        --      --     3.7     6.4
   Notebooks (in thousands of tons).....................   --       1.5     5.5     7.5     4.2

Packaging Products:

   Multi-wall paper bags (in millions of units).........  407.4   437.3   437.5   453.3   484.2
   Packaging paper (in thousands of tons) (9)...........  209.9   227.9   224.6   222.5   226.0
   Corrugated containers (in thousands of tons).........   --        --      --      --     4.9

Printing and Writing Products:

   Printing and writing paper (in thousands of tons)....  189.7     204   203.5   198.5   197.5
   Specialty paper (in thousands of tons)...............   14.8    18.1      19    22.3    21.3


-----------------------

                 Notes to Selected Consolidated Financial and Operating Data

(1)  Interest expense, net of interest income.

(2) Result from monetary position reflects the impact of inflation on our net monetary assets (which includes cash, cash investments and accounts receivable) and liabilities (which includes all debt, accounts payable and deferred taxes). For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation due to the decline in the purchasing power of the peso over time.

(3) Under Mexican law, if the income tax payable in a fiscal year amounts to less than 1.8% of the average value of a company's assets, then the company pays a minimum alternate asset tax in an amount equal to such percentage of its assets. Mexican companies are also required by law to provide their workers with a share of profits equal to 10% of their taxable profit, calculated before adjustments for inflation or amortization of tax losses of previous years.

(4) Under Mexican GAAP, the cash flow data has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, are not comparable with the respective U.S. GAAP cash flow data.

(5) Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes and fixed charges divided by fixed charges. Fixed charges consist of interest expense and amortization of deferred costs related to the issuance of bonds during the period and does not include gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

(6) Includes bathroom and facial tissue, paper napkins and paper towels. See "Item 4: Information on the Company--Our Products--Consumer
     Products--Tissue Products."

(7) Represents production by Sancela, S.A. de C.V., from October 1, 1996 through December 31, 1996. We acquired a 51% stake in Sancela on October 11, 1996. Sancela produced 531.0 million units of feminine-care products for the full year 1996.

(8)  We began producing away-from-home products in 1999.

(9)  Includes kraft paper, corrugating medium and linerboard. See "Item 4:
     Information on the Company--Our Products--Packaging Products."

(10) Net of fixed asset sales of Ps.68 million.

(11) Based upon weighted average of outstanding shares of our common stock, as follows: 31,973,001 shares for the year ended December 31, 1996; 20,472,610 shares for the year ended December 31, 1997; 27,123,935 shares for the year ended December 31, 1998; 28,454,200 shares for the year ended December 31, 1999; and 28,482,921 shares for the year ended December 31, 2000. 1996 shares correspond to COINSA shares.

                                    DIVIDENDS

Dividend Policy

        Our ability to pay dividends is limited by Mexican law, our estatutos sociales ("bylaws") and by financial covenants contained in our credit agreements. Pursuant to Mexican law and our bylaws the payment of dividends is determined by a majority vote of the holders of the outstanding shares at an ordinary general shareholders' meeting, generally based on, but not necessarily, the recommendation of the Board of Directors. The payment of dividends can only be paid from retained earnings after losses from prior fiscal years have been paid. The amount of any dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects, the extent to which debt obligations impose restrictions on dividends and other factors deemed relevant by the Board of Directors and the shareholders.

        Under our bylaws and the Mexican Companies Law ("Ley General de Sociedades Mercantiles"), gross profits, after provision for income taxes, employee profit sharing payments and other amounts to be deducted by law ("net profits"), are applied as follows:

        (i) an amount equivalent to at least 5% of net profits is segregated to build a legal reserve until such reserve is equal to 20% of our historical capital stock (before effect of restatement), and

        (ii) the remainder of net profits may be paid in the form of dividends to our shareholders or applied to the retained earnings account.

        Pursuant to our credit facilities with Banco Nacional de Mexico, S.A., which is known as Banamex, we are prohibited from paying dividends unless there are no defaults under the relevant loan agreements and the payment of dividends would not cause a default. In addition, pursuant to a 1997 indenture entered into in connection with our 11.375% Senior Notes due 2004 (together with the 11.375% Series B Notes due 2004, the "Notes"), we are limited in our ability to pay dividends or redeem or retire capital stock unless (i) we would be permitted, at that time, to incur at least US$1 of debt under the Notes, and
(ii) the amount of such payment, plus all similar payments, does not exceed 50% of our consolidated cumulative net income since April 1997, plus the net proceeds of our issuances of capital stock since April 1997, plus cash returns on investments permitted under the Notes, plus US$15 million. See "Item 10:
Additional Information--Material Contracts--Major Indebtedness."

        The ability of our subsidiaries to make distributions to us is limited by Mexican law and by their bylaws. The payment of dividends must be approved by shareholders and can only be paid from retained earnings after losses from prior fiscal years have been paid. In addition, pursuant to our credit facilities with Banamex, payments of dividends by Papelera de Chihuahua, S.A. de C.V., Pondercel, S.A. de C.V., Papeles Higienicos de Mexico, S.A. de C.V. or Industrial Papelera Mexicana, S.A. de C.V. to us are permitted only when there are no defaults under the relevant loan agreements and the payment of dividends would not cause a default. See "Item 10: Additional Information--Material Contracts--Major Indebtedness."

Dividend History

        We paid dividends of Ps.85.2 million or US$7.0 million in 1998, and we paid dividends of Ps.178.0 million or US$17.2 million in 1999. We did not pay any dividends in 2000.

        We currently plan to make dividend payments if our earnings permit, after taking into consideration our capital requirements, future prospects and other factors deemed relevant by our shareholders. Because we are a holding company with no significant operations of our own, we have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends.

                            EXCHANGE RATE INFORMATION

        Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but has been relatively stable in 1999 and in 2000. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

        The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Year                          High (1)    Low(1)    Average(2)      Period End
----                          --------    ------    ----------      ----------
1996........................  Ps.8.045   Ps.7.325   Ps.7.635        Ps.7.881
1997........................     8.410      7.717      7.967           8.070
1998........................    10.630      8.040      9.243           9.901
1999........................    10.600      9.243      9.563           9.480
2000........................    10.087      9.183      9.459           9.618

Month
-----
  December 2000.............    9.6180     9.3700
  January 2001..............    9.9720     9.6650
  February 2001.............    9.7800     9.6570
  March 2001................    9.7060     9.4850
  April 2001................    9.4230     9.1870
  May 2001..................    9.2920     8.9460
  June 2001(3)..............    9.1800     9.0450
------------
(1) Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)  Average of month-end rates.
(3)  Through June 15, 2001.

        On June 15, 2001, the noon buying rate was Ps.9.0540 to US$1.00.

                                  RISK FACTORS

        You should carefully consider the following risks and other information presented in this annual report before making an investment decision. To the extent information relates to the Mexican government or Mexican macroeconomic data, we have extracted such information from official publications of the Mexican government and have not independently verified it.

        Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition or results of operations.

Risk Factors Relating to Our Operations

We face increasing competition which could result in lower operating margins and decreased profitability

        The consumer products and industrial paper products industries in Mexico are highly competitive. Our competitors in Mexico and our competitors in the United States that import products into Mexico include large, vertically-integrated consumer products and industrial paper products manufacturers and numerous smaller companies. Some of our competitors have substantially greater financial and other resources than we have and may be better able than we are to withstand adverse economic or market conditions. In recent years, there has been a trend toward consolidation within the primary and converted paper products sectors, and we believe that this trend will continue. In addition, with the gradual elimination of tariffs and generally low prices for paper and packaging products in the United States over the last three years, competition from imports has increased and may increase further. Increased competition from imports may have a material adverse effect on us by driving down our prices and decreasing our revenues. The principal competitive factors in these industries are price, quality, service and brand name, with varying emphasis on these factors depending on the product line. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our operating margins could be adversely affected.

We may not always be able to recoup future increases in the cost of our raw materials

        Raw materials accounted for approximately 76.8% of our total cost of sales in the year ended December 31, 2000. The principal raw materials used in our production process are pulp, energy, chemicals, recyclable paper, wood and water. The prices of some of these raw materials have historically fluctuated due to market and industry conditions. Because of this volatility, we may not always be able to pass along our increased costs to our customers in the form of price increases, which could impair our gross margin, cash flow and profitability. See "Item 5: Operating and Financial Review and Prospects--The International Pulp and Paper Products Market."

We have required waivers of certain financial covenants contained in our bank credit agreements

        In December 1997, one of our subsidiaries requested a waiver of the leverage ratio covenants in a credit agreement with Bancomer. Bancomer granted the subsidiary a waiver of compliance with that covenant for 1997. In November 1999, our leverage ratio, combined with that of our subsidiaries, exceeded that allowed by the applicable covenant in the Bancomer credit agreement; we requested a waiver of that covenant until January 2, 2001 and, in December 1999, Bancomer granted that waiver. On December 15, 2000, we prepaid the total outstanding amount of this credit agreement.

        In July 1999, we reclassified one of our bank facilities as short-term debt for accounting purposes. That reclassification resulted in our inability and the inability of some of our subsidiaries to comply with the current ratio and debt coverage ratio covenants under certain bank credit agreements. We refinanced the bank facility with a syndicated credit facility in March 2000, and the covenant violations were resolved.

        In December 2000 we requested that Banamex waive the current ratio covenants under two credit facilities, Banamex Facility I and Banamex Facility
II. We asked Banamex to waive that covenant until January 2, 2002, and on February 27, 2001 Banamex granted that waiver.

        On December 27, 2000 we requested waivers for 2000 regarding the interest coverage maintenance test and the leverage incurrence test and an amendment of the interest coverage maintenance test and the leverage maintenance and incurrence tests under our US$130 million syndicated credit facility with Citibank; these waivers and amendments were obtained on February 26, 2001.

        Future failure to comply with financial covenants in our bank credit agreements would require us to request additional waivers. If the banks do not agree to grant such waivers, it could result in us defaulting under such agreements, which defaults may cause us to be in default under the Notes or our other indebtedness. In the event of such a default, our lenders may have the right to declare the relevant indebtedness, together with accrued interest and other fees, to be immediately due and payable and/or to impose a higher rate of interest. In the event of a default our lenders may also have the right to proceed against any collateral securing such indebtedness. See "Item 5:
Operating and Financial Review and Prospects--Covenant Waivers under Bank Agreements."

We may face negative consequences related to the temporary closing of our Pondercel pulp mill

        Our Pondercel pulp mill produced approximately 60% of our virgin fiber requirements in the year ended December 31, 2000. We use virgin fiber to produce our printing and writing paper, which accounted for 24.2% of our net sales for the year ended December 31, 2000. We temporarily ceased operations at our Pondercel pulp mill on February 15, 2001 and began to purchase our full requirements for virgin pulp from third parties. This cost savings measure was instituted in response to declining prices of virgin pulp and our increased pulp production costs.

        As a result of our closing of Pondercel, we are subject to price fluctuations in the pulp market. Also, in the event that we are ever required to classify the Pondercel pulp mill as permanently closed, we will be required to incur an extraordinary loss equal to the difference between the book value (currently approximately US$70.4 million) and the market value of such facility, after deducting the provision for taxes.

Our environmental compliance costs could increase in the future

        In each jurisdiction in which we operate, our business operations and facilities are subject to stringent and complex laws and regulations relating to pollution, protection of public health and the environment, and employee safety and health. In Mexico, our operations are subject to the Mexican General Law of Ecological Balance and Environmental Protection, or Ley General de Equilibrio Ecologico y Proteccion del Ambiente, and its related rules and various state and municipal laws. In accordance with this ecological law, which has been influenced by United States rules as a result of the effectiveness of the North American Free Trade Agreement, or NAFTA, companies engaged in industrial activities such as ours are subject to the regulatory jurisdiction of:

          o the Ministry of the Environment and Natural Resources, or Secretaria de Medio Ambiente y Recursos Naturales, which has broad discretion in carrying out its statutory mandate,

          o the National Institute of Ecology, or Instituto Nacional de Ecologia, its regulatory arm, and

          o the Office of the Attorney General for Protection of the Environment, or Procuraduria Federal de Proteccion al Ambiente, known as Profepa, its enforcement arm.

        As part of its enforcement powers, the Ministry of the Environment and Natural Resources, through Profepa, is empowered to bring administrative proceedings against companies that violate environmental laws, to impose economic sanctions and to temporarily or permanently close non-complying facilities. Under the ecological law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, hazardous substances and wastes.

        We believe that we are otherwise in substantial compliance with applicable environmental laws and regulations, including Mexican environmental laws and regulations as currently applied by Mexican authorities. However, existing environmental laws and regulations could be enforced more strictly and more stringent laws could be imposed as a result of, among other things, the influence of NAFTA. Future events such as changes in existing environmental laws or their interpretation, more vigorous enforcement policies of regulatory agencies and new information may give rise to additional expenditures or liabilities that could be material. See "Item 4: Information on the Company--Environmental Matters."

Our prices, cash flow and our profitability for our printing and writing products may decrease because of down cycles in the paper industry

        Sales prices for printing and writing products have historically been subject to cyclical fluctuations. Pricing is affected not only by demand for these products, which correlates with real economic growth, but also by current inventory levels of customers. In addition, because each new machine produces large volumes of paper, the impact of new production facilities may result in supply/demand imbalances. To the extent that we are not able to maintain our prices at current levels, our gross margin, which is a measure of our gross profit as a percentage of net sales, our cash flow and our profitability could be negatively affected.

Our ability to finance our growth strategy may be limited by restrictive covenants related to our debt

        Debt instruments governing a substantial portion of our indebtedness contain various covenants which require us to maintain financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These requirements could limit our ability to finance acquisitions and expansions and maintain flexibility in managing our business activities. See "Item 5: Operating and Financial Review and Prospects--Fiscal Year 2000 Compared with Fiscal Year 1999" and "Item 5: Operating and Financial Review and Prospects --Liquidity and Capital Resources--Liquidity."

Risk Factors Relating to our Existing Debt

The level of our indebtedness could adversely affect our financial condition and prevent us from fulfilling our existing credit obligations

        As of March 31, 2001, we had approximately US $539.3 million of outstanding indebtedness. In addition, subject to restrictions contained in the instruments governing the terms of our outstanding indebtedness, we may incur additional indebtedness. In particular, as of March 31, 2001, we had approximately US$53.2 million of additional borrowing capacity under our uncommitted bank credit agreements.

        Our level of indebtedness could have important consequences to you. For example, it could:

          o make it more difficult for us to satisfy our obligations with respect to our credit obligations;

          o increase our vulnerability to general adverse economic and industry conditions;

          o limit our ability to fund future capital expenditures, operating losses, working capital and other general corporate requirements;

          o require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures and operating losses;

          o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

          o place us at a disadvantage compared to our competitors that have less debt; and

          o    limit our ability to borrow additional funds.

        We expect to obtain the money to pay our expenses and to pay the principal and interest on our outstanding Notes and certain of our bank credit agreements and other debt from cash flow from our operations and additional borrowings under our uncommitted bank facilities or issuances under our current Euro Commercial Paper Program, if available. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our operating cash flow will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not generate sufficient cash flow, we may be required to refinance all or part of our existing debt, sell assets, borrow additional funds or issue additional equity. We cannot guarantee that we will be able to do so at all or on terms acceptable to us. In addition, the terms of existing or future debt agreements, including our bank credit agreements and our indentures, may restrict us from adopting any or all of these alternatives. The failure to generate sufficient cash flow or to achieve such alternatives could significantly adversely affect our ability to pay principal of and interest on our debt.

The indentures for our outstanding Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions

        The indenture for the Notes and our bank credit agreements impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

          o    incur additional indebtedness;

          o make restricted payments, including dividends or other distributions;

          o    make investments;

          o    sell assets;

          o    incur liens;

          o enter into agreements restricting our subsidiaries' ability to pay dividends;

          o    enter into transactions with affiliates; and

          o consolidate, merge or sell all or substantially all of our assets.

        In addition, our bank credit agreements require us to maintain specified financial ratios. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and to proceed against any collateral securing that indebtedness. A default under any such indebtedness might also give rise to a default under the Notes.

We may not be able to satisfy our obligations to our creditors upon a change of control

        Upon the occurrence of a "change of control," as defined in the indenture for the Notes, each holder will have the right to require us to purchase the Notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest to the date of purchase. Our failure to purchase, or give notice of purchase of the Notes would be a default under the applicable indenture, which would in turn be a default under our bank credit agreements.

        In addition, a change of control may constitute an event of default under our bank credit agreements. A default under our bank credit agreements would result in an event of default under the indenture for the Notes if the lenders accelerate the debt under our bank credit agreements.

        If a change of control occurs, we may not have enough cash or assets to satisfy all of our obligations under our bank credit agreements and the indenture related to the Notes. Upon the occurrence of a change of control we could seek to refinance our indebtedness or obtain a waiver from the lenders or the holders of the Notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, or at all.

We are controlled by our principal stockholders

        Approximately 97.3% of our issued and outstanding capital stock is beneficially owned, directly or indirectly, by the Maldonado Quiroga and Maldonado Gonzalez families. As a result, the Maldonado Quiroga and Maldonado Gonzalez families effectively control the outcome of all matters requiring a stockholder vote, including the election of directors.

        The interests of the Maldonado Quiroga and Maldonado Gonzalez families could conflict with the interests of our creditors. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Maldonado Quiroga and Maldonado Gonzalez families might conflict with the interests of our creditors. The Maldonado Quiroga and Maldonado Gonzalez families may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to our creditors.

Various provisions of Mexican law may make it difficult for you to convert payments you receive into U.S. dollars or may make it difficult for you to recognize the full value of your payment

        We are required to make payments of amounts owed on our debt in U.S. dollars. Under the Mexican Monetary Law, however, obligations to make payments in Mexico in foreign currency, whether by agreement or upon enforcement of a judgment, may be discharged in pesos at the rate of exchange for pesos prevailing at the time and place of payment or judgment. Accordingly we will be legally entitled to make payment of amounts due in pesos if payment is sought in Mexico through the enforcement of a non-Mexican judgment or otherwise. If we elect to make payments in pesos in accordance with the Mexican Monetary Law, we cannot assure you that the amounts paid would be convertible by the payee into U.S. dollars or that, if convertible, such amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or Additional Amounts due on the Notes.

In the event of bankruptcy, you may find it difficult to collect under the Notes

        Under Mexican law, if we are ever declared bankrupt or in judicial reorganization (concurso mercantil) our debt obligations (i) would be converted into pesos and then converted from pesos into UDIs, (ii) would be satisfied only at the time claims of all creditors are satisfied, (iii) would be subject to the outcome of, and amounts recognized as due in respect of, the relevant bankruptcy proceedings, (iv) would cease to accrue interest and (v) would not be adjusted to take into account any depreciation of the peso against the dollar occurring after the declaration of bankruptcy or reorganization.

Developments in other emerging market countries and the United States may affect the prices for our securities

        As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, prices of both Mexican equity securities and Mexican debt securities dropped substantially as a result of developments in Russia, Asia and Brazil. We cannot assure you that the market value of the Notes would not be adversely affected by events elsewhere, especially in emerging market countries.

        Mexican securities markets are also influenced, to varying degrees, by economic and market conditions in the United States. Mexican securities markets may be negatively affected by rising interest rates in the United States and, more generally, events that increase the opportunity cost of investing outside the United States. If U.S. investors' willingness to invest in foreign securities, such as the Notes, decreases because of an increase in opportunity cost, the value of the Notes may decrease.

Risk Factors Relating to Doing Business in Mexico

If the peso devalues, it will be more difficult for us to repay our debt

        Our debt obligations are denominated in U.S. dollars while we generate revenues in pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. The peso has depreciated substantially against the U.S. dollar in the past and may depreciate significantly in the future. We currently do not plan to enter into hedging transactions with respect to these foreign currency risks, but we continue to consider the appropriateness of this option. Mexico maintains a floating exchange rate regime and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our liquidity and on our ability to meet our debt obligations. At December 31, 2000, a hypothetical 10% devaluation of the peso relative to the U.S. dollar would give us a Ps.518.5 million (US$49.1 million) exchange loss on our debt over a one-year period.

        Future declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet U.S. dollar-denominated obligations because of the increase in cost in pesos of our interest and principal payments. See "Item 5: Operating and Financial Review and Prospects--Mexican Economic Factors and--Market Risk."

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations.

        Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 18.6% for 1998, 12.3% for 1999, and 9.0% for 2000. On June 12, 2001,
the 28-day Cetes rate was 10.39%. High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

Economic and political conditions and government policies could negatively affect our profitability and operations

        We are a Mexican company, with substantially all of our operations situated in Mexico. Approximately 94.4% of our revenues in 2000 and 95.3% of our revenues in 1999 resulted from sales generated within Mexico. Mexico has periodically experienced economic downturns characterized by periods of slow or negative growth, high inflation, exchange rate volatility, declines in direct and portfolio investment, high interest rates, reduced consumer purchasing power and spending, and high unemployment. After 6.9% growth in 2000, Mexico's economy experienced a slowdown during the first half of 2001 due to slow economic growth in the United States.

        Mexican political events may significantly affect our operations and the performance of Mexican securities, including the Notes. In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition Partido Accion Nacional (National Action Party, or PAN) won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party, or PRI). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.

        President Fox assumed office on December 1, 2000, and to date, the change of government has not resulted in changes in Mexico's economic policies that may adversely affect our business. However, no assurance can be given that the recent transfer of power will not result in future political instability, currency instability or economic deterioration. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operations.

        The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Economic plans of the Mexican government in the past have not, in certain respects, fully achieved their objectives. We cannot assure you that current and future economic plans of the Mexican government will achieve their stated goals. Similarly, we cannot determine what effect these plans or their implementation will have on the Mexican economy or on our business. Future Mexican governmental actions could have a significant adverse effect on Mexican companies (including ours), market conditions and prices and returns on Mexican securities.

If exchange controls and restrictions are imposed, we may not be able to make dividend payments and service our debt in U.S. dollars, which could expose debtholders to currency risk

        In the past, the Mexican economy has experienced balance of payment deficits, shortages in foreign exchange reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt. We cannot assure you that such measures will not have a material adverse effect on our debt.

Our financial statements may not result in the same information as financial statements prepared under U.S. accounting rules

        Mexican companies, including Copamex, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including, but not limited to, the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill and inventory valuations. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in a reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of U.S. companies. See "Item 5: Operating and Financial Review and Prospects" and Note 16 to the audited consolidated financial statements.

ITEM 4.  INFORMATION ON THE COMPANY
-----------------------------------

Our Company

        We are one of the leading producers of value-added paper-based consumer products and industrial paper products, in terms of sales, in Mexico. Our industrial paper products are comprised of packaging products and printing and writing paper products. Our products are among the leading brands in their respective markets with eight of our ten primary product categories ranked first or second in their respective markets.

          o Our consumer products include bathroom and facial tissue, paper towels, paper napkins, feminine-care products, away-from-home products and notebooks. We also sell or distribute adult incontinence products and baby diapers. Consumer products accounted for approximately 45.5% of our net sales for the year ended December 31, 2000.

          o Our packaging products include multi-wall bags, kraft paper and corrugated containers. Packaging products accounted for approximately 23.4% of our net sales for the year ended December 31, 2000.

          o Our printing and writing products include cut-sized, bond and specialty papers. For the year ended December 31, 2000, printing and writing paper and other printing and writing products accounted for approximately 26.6% of our net sales, while specialty paper accounted for approximately 4.5% of our net sales.

        We were founded in 1928, when the Maldonado Quiroga family of Monterrey, our controlling shareholders, started a paper business in Monterrey. In recent years, we have transformed from primarily a producer of industrial paper products to one of the premier producers of paper-based consumer products in Mexico. In addition, we have been shifting the focus of our industrial paper production towards converted, higher value-added products such as cut-sized paper, multi-wall bags, corrugated containers and specialty papers. We believe that this shift in product mix enhances our position to improve overall margins, capitalize on growth in the Mexican consumer products market and increase the stability of our cash flows.

        Since 1996, we have completed three significant acquisitions, invested US$166.6 million in capital expenditure projects and established leading market positions in Mexico in all of our product categories. These acquisitions and investments have been focused on the consumer products segment of our business. The consumer products category will continue to be the most important segment of our business because it enhances the stability of our cash flows and contributes significantly to our sales and EBITDA. We expect that, in the future, the portion of our overall sales and EBITDA represented by our packaging products division will also increase meaningfully. For the year ended December 31, 2000, our net sales were Ps. 7,535 million (US$783 million) and our EBITDA was Ps. 1,164 million (US$121 million), with an EBITDA margin of 15.4% of net sales. We define EBITDA as operating income before interest expense, depreciation and amortization expense.

        The demand for our products has grown rapidly in the last five years, and well in excess of the growth rate of the Mexican economy. For example, demand for tissue paper has grown at an average annual rate of 5.7% per year from 1995 to 2000, or 1.6 times as fast as the Mexican gross domestic product. At the same time, demand for packaging paper has grown at an average annual rate of 7.5% per year, or 2.1 times as fast as the Mexican gross domestic product. We believe that two of the principal reasons for our growth have been the historically low level of consumption of consumer products in Mexico relative to the United States and the significant economic activity in Mexico as a result of NAFTA. For example, for 2000, per capita consumption of consumer tissue products in Mexico was 30.4% of such per capita consumption in the United States. We believe that this represents an attractive growth opportunity.

        We have also improved our cost structure through a strategy of secondary fiber self-sufficiency. We have created the largest network of recyclable paper collection centers in Mexico, with five collection centers, and have established four collection centers in the southwestern United States. In the year ended December 31, 2000, we supplied approximately 63% of our secondary fiber requirements and 95% of our deinked pulp requirements.

        During 2001, we intend to conduct a strategic review of our printing and writing products operations to further enhance the cash flow of our overall business. The focus of this review may include: (a) possible changes in our printing and writing operations designed to enable us to maintain a leadership position in the market and ensure long-term competitiveness, and (b) consideration of other alternatives for the future of these operations, including a possible sale.

        The following are some of the highlights of our operating development:

          o In October 1996, we entered the feminine-care market through our acquisition of a 51% interest in Sancela, S.A. de C.V., in which SCA Hygiene Products AG of Sweden (as successor to SCA Molnlycke
               AB) has a 49% interest. Since then, Sancela has nearly doubled its production and is now able to produce over one billion units per year. We believe that Sancela is the second largest producer of feminine-care products in Mexico.

          o In June 1997, we consolidated our position as a major tissue company when we acquired a 67,000-ton-per-year tissue manufacturing facility, the popular tissue brand name Regio and a renewable 25-year license for the popular facial tissue brand name Scottis. This acquisition, together with the installation of two tissue production lines between 1993 and 1996, brought our aggregate tissue production capacity to nearly 141,000 tons per year.

          o From 1996 through 1998, we strengthened our notebook market share by acquiring the well-known brand name Shock and installing a 13,840 ton-per-year production plant. We also continued our strategy of diversifying across consumer product lines by introducing away-from-home products and importing and selling adult incontinence products.

          o In January 1998, we began to expand our presence in the Central American market by starting operation of a 4,300 ton-per-year tissue converting machine and a 21.6 million unit-per-year multi-wall bag machine in Costa Rica. We continued this strategy in the first quarter of 2000 by acquiring a 70% interest in Industrias Unidas de Centroamerica, S.A., the only tissue paper producer in Nicaragua, which has an annual capacity of 4,500 tons. We expect this acquisition to result in production and administrative synergies with our Costa Rican operations.

          o In July 2000, we commenced operation of a 31,000-ton-per-year corrugated container plant in Monterrey, Mexico. This allows us to convert our internally produced kraft paper into a higher-margin, value-added product.

          o In February 2001, we temporarily ceased operations at our Pondercel pulp mill and began purchasing virgin pulp from third parties. This cost savings measure was instituted in response to declining prices of virgin pulp and our increased pulp production costs.

The Mexican Consumer and Industrial Paper Products Market

General

        Mexico's paper products market is the second largest in Latin America after that of Brazil. According to estimates of the Mexican National Chamber of the Pulp and Paper Industries, the total size of Mexico's paper products market (including newsprint) in 2000, based on apparent demand, was 5,185,548 tons. Apparent demand is calculated on the basis of domestic production reported by Mexican manufacturers, plus imports and minus exports. Apparent demand is a concept similar to consumption, except that it does not reflect increases or decreases in inventories. Apparent demand will not replicate consumption in any given year; however, over a period of years, the two measures should tend to approximate one another. The total apparent demand in 2000 for the pulp and paper industry was broken down as follows:

          o    tissue paper accounted for 12.7%,

          o    packaging paper accounted for 54.1%,

          o printing and writing paper (including newsprint) accounted for 27.5%, and

          o    specialty paper accounted for 5.7%.

        In 2000, Mexico had a production capacity of approximately 4.9 million tons of paper. In the same year, approximately 3.9 million tons of paper were produced, for a capacity utilization efficiency of 80.2%. During 2000, the Mexican production of paper minus exports represented approximately 71.2% of apparent demand, with imports accounting for the remaining 28.8%. In 2000, paper production grew by 2.7% while apparent demand increased by 7.5%. Approximately 5.3% of the Mexican production of paper was exported.

Tissue Paper

        The table below shows historical Mexican apparent demand for tissue paper in tons, calculated on the basis of domestic production of tissue paper reported by Mexican manufacturers, plus imports and minus exports. Import data includes only definitive imports and not products temporarily imported into Mexico. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries.

                    Mexican Apparent Demand for Tissue Paper

                         (all figures in metric tons(1))

                                                                    Period to
                                                      Apparent    Period Growth
Year                Production   Imports    Exports    Demand        Rate
----                ----------   -------    -------    ------        ----

1995.............       477,466     22,935    52,052    448,349     (6.3%)
1996.............       493,500     36,686    63,434    466,752      4.1%
1997.............       595,476     19,969    75,987    539,458      15.6%
1998.............       621,566     36,735    79,602    578,699      7.3%
1999.............       661,522     47,019    90,232    618,309      6.8%
2000.............       691,213     65,733    98,790    658,156      6.4%
-----------
(1) 1 metric ton = 1.102 U.S. (short) tons.

        Tissue paper includes, among other things, bathroom tissue, facial tissue, paper towels and paper napkins. Despite a one-year decrease in 1995 due to the Mexican economic crisis, apparent demand has increased at an average annual rate of 5.7% per year from 1995 to 2000. Production and exports have also grown in each of the last six years as a result of increased demand both in and outside of Mexico. In 2000, tissue paper accounted for 17.7% of Mexico's total paper production. During 2000, apparent demand for tissue paper increased by 6.4% from 1999. The growth in production is explained by greater demand and a corresponding increase in production capacity. Apparent demand has grown because of increases in gross national product and consumer buying power as well as the natural growth of the Mexican population.

Packaging Paper

        The table below shows historical Mexican apparent demand for packaging paper, including folding boxboard, in tons, calculated on the basis of domestic production of packaging paper reported by Mexican manufacturers, plus imports and minus exports. Import data includes only definitive imports and not products temporarily imported into Mexico. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries.

                   Mexican Apparent Demand for Packaging Paper
                         (all figures in metric tons(1))



                                                  Apparent      Period to Period
Year              Production   Imports   Exports    Demand        Growth Rate
----              ----------   -------   -------    ------        -----------

1995..............  1,771,788   170,895   226,740   1,715,943       (6.7%)
1996..............  1,890,565   244,908   118,814   2,016,659        17.5%
1997..............  1,956,656   368,636    65,644   2,259,648        12.0%
1998..............  2,093,492   404,907    58,959   2,439,440        8.0%
1999..............  2,167,651   530,857    82,822   2,615,686        7.2%
2000..............  2,235,317   630,336    61,032   2,804,621        7.2%
-----------
(1) 1 metric ton = 1.102 U.S. (short) tons.

        Packaging paper includes paper for multi-wall bags, wrapping, linerboard, corrugated medium, folding boxboard, canes and tubes. The consumers of multi-wall bags are primarily cement companies and, to a lesser extent, lime, flour, pet food and chemical companies. The primary consumers for corrugated containers are the food, liquor and beer, paper, cleaning products and home appliance industries. Apparent demand for packaging paper grew at an average annual rate of 7.5% during the period from 1995 to 2000, despite a general contraction during 1995 that affected domestic demand for such products. However, domestic production increased by 3.1% in 1995, as export volume doubled in comparison with export volume in 1994.

        As the Mexican economy began to recover in 1996, apparent demand has grown, leading to an increase in production and imports through 2000 and a decline in exports through 1998. For 2000, packaging paper constituted 57.4% of the total paper production in Mexico. During 2000, apparent demand for packaging paper increased by 7.2%.

        The increase in the consumption of packaging paper is the result of increased use of containers, principally corrugated board boxes, as well as an increase in the demand for multi-wall bags caused by a great economic upturn. The increase in imports is the result of a more beneficial exchange rate.

Printing and Writing Paper and Specialty Paper

        Printing and Writing Paper. The table below shows historical Mexican apparent demand for printing and writing paper in tons, calculated on the basis of domestic production of printing and writing paper reported by Mexican manufacturers, plus imports and minus exports. Import data includes only definitive imports and not products temporarily imported into Mexico. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries. It does not include apparent demand for specialty paper and newsprint.

                    Mexican Apparent Demand for Printing and Writing Paper
                         (all figures in metric tons(1))
                                                       Apparent Period to Period
Year                 Production    Imports   Exports    Demand    Growth Rate
----                 ----------    -------   -------    ------    -----------

1995.............        509,334   163,479    50,347    622,466    (21.0%)
1996.............        538,618   183,638    18,382    703,874     13.1%
1997.............        629,845   246,062    15,269    860,638     22.3%
1998.............        619,761   246,164    24,771    841,154    (2.3%)
1999.............        698,276   291,125    24,722    964,679     14.7%
2000.............        688,282   350,545    17,614  1,021,213     5.9%

-----------
(1)  1 metric ton = 1.102 U.S. (short) tons.

        Apparent demand in Mexico for printing and writing paper grew at an average annual rate of 5.5% during the period from 1995 to 2000. In 1995, despite the general contraction of domestic apparent demand, production of printing and writing paper grew by 17.0% due to an increase of exports of paper rolls and cut-sized paper. In 1998, total apparent demand for printing and writing paper decreased because of a general slowdown in the Mexican economy. The Mexican government, in particular, reduced its budget and, as a result, decreased its printing and writing paper demand.

        In 2000, printing and writing paper (not including newsprint) accounted for 17.7% of Mexico's total paper production. Bond and coated paper accounts for much of the apparent demand for the printing and writing paper. During 2000, apparent demand for printing and writing paper increased by 5.9%. This increase was caused by promotional campaigns, advertising, a resurgent Mexican economy and an increase in government spending.

        In general, Mexico receives more imports of printing and writing paper in times of low global demand if, after giving effect to the cost of freight and the value of the peso relative to foreign currencies, foreign producers can still sell competitively in Mexico.

        Specialty Paper. Specialty paper includes paper that has undergone special additional processes and all other paper products that do not clearly fall under the other paper classifications. This sector is dominated by imports, which have represented at least 80% of apparent demand in the last five years. Production has remained relatively stagnant in the last five years because there has not been further investment in capacity for specialty paper products. In 2000, specialty paper accounted for 0.7% of Mexico's total paper production. Exports are insignificant. See "--Our Products--Printing and Writing Products--Specialty Paper."

Pricing

        For similar-quality products, Mexican consumer and industrial paper product prices tend to roughly approximate United States prices plus freight cost and tariffs. Competition within Mexico also has an effect on prices, and this effect is most significant on consumer products. The international price of pulp and paper also affects prices, and this effect is most significant on printing and writing products. In addition, because the paper industry is highly capital intensive, prices may also be affected by industry capacity-utilization rates and by significant additions of new capacity. See "Item 5: Operating and Financial Review and Prospects--Mexican Economic Factors and --The International Pulp and Paper Products Market."

        We believe that, because we convert the paper we produce into value-added products such as bathroom and facial tissue, away-from-home products, notebooks, multi-wall bags and copying paper, our exposure to industry pricing cycles is mitigated because, historically, fluctuations in prices for converted products have been less than fluctuations in prices for unconverted paper.

        The prices of our products in Mexico are also affected by a number of other factors, including:

          o    brand image,

          o    customer service,

          o    quality control,

          o    proximity to customers and industrial centers,

          o    specifications,

          o    volume of production runs,

          o    the cost of transporting products, and

          o    resistance specifications.

        NAFTA has reduced trade barriers among the United States, Mexico and Canada. At the time NAFTA was adopted, multi-wall bags and industrial and tissue paper in Mexico were protected by a 10% tariff. Under NAFTA, tariffs and other barriers have been gradually disappearing. Mexico maintained a protective tariff on kraft paper for bags, multi-wall bags, tissue paper and glassine paper of 3% in 2000, which will decline 1% per year to 0% in 2003. Mexico does not impose a tariff on all other paper products originating from the United States.

        We do not believe that the elimination of Mexican tariffs under NAFTA has affected or will affect our competitive position in any meaningful way. We believe that tariffs on paper products before NAFTA were not significant enough to deter competition from American and Canadian companies. In addition, we believe that Mexican companies in our industry already had developed international efficiency and quality standards to compete effectively against foreign products before the tariffs were reduced. We also believe that NAFTA may tend to shorten the lag time between price changes in the U.S. and Mexican packaging and paper industries and provide us with increased opportunities for the export of our products.

        In October 1998, following antidumping investigations on cut-sized bond paper imports from the United States, Mexico imposed countervailing duties ranging from 5.3% to 17.7% on imports from U.S. producers. Under Mexican law, a countervailing duty remains in effect for five years but is subject to annual review by the Ministry of Commerce and may be increased, reduced, extended or canceled.

        Mexico entered into a trade agreement with the European Union in the second half of 2000, but we do not believe that we face significantly increased competition from any country outside of North or Central America, because shipping costs represent a significant barrier to enter the Mexican market from those countries. The tariff imposed by Mexico on the consumer paper products that we manufacture is 20% and on the industrial paper products that we manufacture is 13%, for all countries not having any trade agreement with Mexico.

Our Products

        Our production can be divided into three main product groups:

          o the consumer products group, which sells or distributes adult incontinence products and baby diapers and produces bathroom and facial tissue, paper towels, paper napkins, feminine-care products, away-from-home products and notebooks,

          o the packaging products group, which produces kraft paper, multi-wall bags and corrugated containers, and

          o the printing and writing products group, which produces cut-sized paper, bond paper and specialty paper.

        The table below presents our sales to third parties by division in the years 1998, 1999 and 2000.

                                                   Year Ended December 31,
                                                   -----------------------
                                                     1998    1999    2000
                                                     ----    ----    ----

Millions of constant December 31, 2000 pesos

Consumer Products................................   2,553   2,901   3,424
Packaging Products...............................   1,670   1,687   1,764
Printing and Writing Products....................   2,325   2,182   2,347
                                                    -----   -----   -----

Total............................................   6,548   6,770   7,535
                                                    =====   =====   =====

        For a breakdown of our net sales by geographic area, please see Note 12 to the audited consolidated financial statements.

        The table below presents our total actual production in tons, unless otherwise indicated, and operating rate for 2000 by product.

                                                Actual       Operating
       Product Category                       Production    Rate (in %)
       ----------------                       ----------    -----------

       Consumer Products

       Tissue products......................     134,729        92.6
       Feminine-care products(1)............       1,130        75.6
       Away-from-home products..............       6,432        80.4
       Notebooks............................       4,215        30.5

       Packaging Products

       Kraft paper..........................     225,999        93.4
       Multi-wall bags(1)...................         484        84.1
       Corrugated containers................       4,942        15.9

       Printing and Writing Products

       Printing and writing paper...........     197,531        85.9
       Specialty paper......................      21,293        76.0

-----------
(1) In millions of units.

Consumer Products

        Tissue Products. We are the second largest producer in Mexico of tissue products such as bathroom and facial tissue, paper towels and paper napkins. We sell these products primarily under our own or licensed brand names through retail stores and wholesalers. Our leading brands include Regio, Lovly, Tessy and Flen for bathroom tissue, paper napkins and paper towels, Scottis for facial tissue and Boreal for paper towels and napkins. We also manufacture consumer products for sale by large retail stores under their own brand names. Our production of tissue paper, manufactured at four of our paper mills, reached 134,729 tons in 2000. Of this production, approximately 81.3% was sold under our brands, 14.0% was sold under the private or generic brand names of our consumer products customers and 4.7% was sold as jumbo rolls.

        Feminine-Care Products. We are the second largest manufacturer of feminine-care products in Mexico. We sell our extensive line of products to the public under the brand name Saba through retail stores in Mexico. In 2000, we produced 1,130.4 million units of feminine-care products.

        Away-From-Home-Products. We are the third largest manufacturer of away-from-home products in Mexico. Away-from-home products include bathroom tissue, rolled towels and folded towels that are typically used in restaurants, hotels, office buildings and factories. We also sell soap and paper dispensers to complete our portfolio of away-from-home products. We began selling away-from-home products in 1998. We currently have an installed capacity of 8,000 tons per year.

        Notebooks. We are the third largest manufacturer of notebooks in Mexico. We produce our notebooks using internally-produced bond paper. The notebooks are then sold to the public through retail stores under our brand names, including Shock, which is one of the leading brand names in Mexico. In March 1998, we increased our production capacity by 10,000 tons per year through our capital expansion plan. Sales of notebooks increase significantly during the month of July due to sales for the following school season.

        Adult-Incontinence Products. We began to offer adult-incontinence products in 1998 under the brand name Tena. We sell these products to the public through retail stores and drugstores in Mexico. We currently import these products from the United States.

        Baby Diapers. We began to offer baby diapers in July, 2000 under the brand name Drypers and other private brands. Our baby diaper products are currently manufactured by our affiliate, Copamex Higiene Infantil, S.A de C.V. We sell these products to the public through retail stores and drugstores in Mexico with respect to the Drypers brand and to wholesalers with respect to private brands. See "Item 7: Major Shareholders and Related Party Transactions."

Packaging Products

        Packaging Paper. We are the largest producer in Mexico of kraft paper in terms of production volume for multi-wall bags. Kraft paper is made from secondary fiber. We use kraft paper in the production of:

          o multi-wall bags for packaging cement, lime, corn flour, gypsum, pet food and chemical products,

          o natural color bags to use in consumer goods stores and white color bags to pack flour, and

          o    corrugated boxes for multiple packaging applications.

We sell any remaining kraft paper to third parties.

        We are able to produce a wide variety of kraft paper, in terms of weight, consistency and resistance to achieve the characteristics required by customers. Kraft paper is sold in rolls of varying widths, depending on the capacity of the converting machinery on which it will be used. Our production of kraft paper, which is manufactured at two of our paper mills, reached 225,999 tons in 2000 and satisfied our entire requirements for the manufacture of multi-wall bags. Of this production, we sold approximately 54.3% of our kraft paper to third parties and we converted the remainder into finished products.

        Multi-Wall Bags. We are the leading manufacturer in Mexico in terms of units produced of multi-wall bags for the largest Mexican cement, pet food, chemical products, gypsum, corn flour and lime producers. We produce a wide variety of bags, including pasted valve, sewn open mouth, pinch bottom and laminated bags. Our multi-wall bags are high-resistance containers that are designed to be reliable in adverse filling, handling, transportation, warehousing and distribution conditions. The multi-wall bags are made from kraft paper also produced by us. Our production of multi-wall bags, manufactured at five packaging plants, reached 484.2 million bags in 2000.

        Corrugated Containers. We began production of corrugated containers in July 2000 through the installation of a 31,000-ton-per-year production line. In addition, in April, 2000, one of our affiliates purchased Corrugado y Fibra, S.A de C.V., which owns a 31,000 ton-per-year corrugated container plant. We make our corrugated containers using internally-produced kraft paper. We produce corrugated containers of various grades and sizes, with high quality graphics and design features and both natural kraft and bleached liners. We use a portion of our production internally and sell the remainder to Mexican industrial products companies.

Printing and Writing Products

        Printing and Writing Paper. We are the second largest producer in Mexico in terms of production volume of bond paper, the paper commonly used for printing, writing and photocopying. Bond paper is made from bleached pulp using short and long fibers and deinked pulp and has a smooth, fine appearance. We produce bond paper, which includes notebook paper, white cardboard paper and copy paper, mainly for the commercial sector for use in typing and printing by publishing houses and lithographers in the preparation of books, continuous forms and lottery tickets, for copying by high-speed copying machines and for stencil machines. We believe we are the largest supplier to the publishing industry in Mexico.

        We are also able to produce a wide variety of bond paper in order to achieve the characteristics required by customers. In 2000, we produced 197,531 tons of bond paper at four of our paper mills. Of this production, approximately 90.5% was sold to third parties of which approximately 55.4% was sold as cut-sized bond paper.

        We have the production capability and technical expertise to produce high-quality cut-sized bond paper. We are qualified to sell our cut-sized bond paper to Xerox for resale under the Xerox brand. We also sell bond paper under our brands Facia, Vision and Fastway.

        In February 2001 we temporarily ceased operations at our Pondercel pulp mill and began to import our full requirements for virgin pulp. This cost savings measure was instituted in response to declining prices of virgin pulp and our increased costs of pulp production. In the event that the international price of virgin pulp rises and other variables affecting production costs change, we may resume operations at our Pondercel pulp mill.

        During 2001, we intend to conduct a strategic review of our printing and writing products operations. The focus of this review is expected to be (i) possible changes to enable us to maintain a leadership position in the market and ensure long-term competitiveness in the context of decreasing EBITDA margins in these operations, as well as (ii) considering and evaluating other alternatives for the future of these operations.

        Specialty Paper. We are the largest manufacturer in Mexico in terms of production volume of specialty paper products for both industrial and consumer products companies. Our production of specialty paper, which is manufactured at two of our paper mills, reached 21,293 tons in 2000. The table below presents these products and their application. These are niche-market products.

 Product                                   Application
 -------                                   -----------

 Cookie liner           Resists humidity and grease; used for packing cookies.
 Humidity-
 resistant paper        For milk containers, milk and cheese packaging and paper
                        cones.
 Candy cup stock        For chocolate, candy and biscuit packing.
 Release paper          For the back of self-adhering labels.
 Wax base paper         For the bags in cereal boxes and for packing popsicles.
 Opaque glassine        Grease-resistant, for printing and lamination.
 Full liner             Aluminum-laminated paper for packing food products.
 Anti-mold paper        Treated with anti-fungal agents for wrapping soaps.
 Surgical wrap          For packaging syringes.
 Liner                  For lining carton cylinders.
 Carbonless paper       For airplane tickets, bank deposit slips and other types
                        of payment slips.

Sales, Marketing & Distribution

        We currently use multiple marketing strategies for each of our product categories, which vary and depend on the particular product line. The focus of our strategy is to increase our geographic coverage and to increase our market share.

        For our consumer products, we continuously seek to introduce complementary products. This strategy allows us to leverage our customer base to increase sales and to enhance our name in the marketplace. We are also developing line extensions for our existing products to allow us to offer products in different price points. This allows our customers to move up or down the quality spectrum depending on their economic status.

        Our advertising strategy includes:

          o    television and radio advertising campaigns for up to 50 weeks,

          o    print advertising campaigns in news print media,

          o    direct mail campaigns to consumers, and

          o    telephone marketing campaigns via our toll-free numbers.

        We also periodically run special promotions for trial and awareness of certain products, which include bonus packs, back-to-school promotions and samples. We also license well-known images and brand names, such as Disney characters, to help promote new consumer products. Some of our television advertisements have been awarded prizes or have been otherwise acknowledged by advertising agency associations in New York, Mexico, Buenos Aires and Panama.

        For our industrial paper products, our focus is to increase market share through improvements in quality, service and customer orientation. Our emphasis on quality is exemplified by requirements we have met and surpassed to receive certain certifications, such as the ISO 9002 in five of our plants. We also have the capability to customize our products to meet specific customer requirements and have a technical support staff in place to assist our customers after the point of sale.

        The marketing and promotion of our industrial paper products is focused on attending and sponsoring various conventions, fairs and expositions and advertising in trade magazines. We regularly have booths and provide technical presentations at such events.

        In addition to our marketing staff, we maintain a specialized sales force of over 140 people. Our sales force serves the dual purpose of maintaining good customer relations through constant and direct contact with consumers and continuing the development of our relationships with key distributors.

        Our sales offices in Monterrey, Mexico City and Guadalajara handle the promotion and sale of our products. We sell on the basis of a single price list, though discounts may be given for clients who meet certain standards, including volume. We generally make our sales on the basis of periodic purchase orders at current prices referenced to international market prices. We do not have long-term supply contracts with our customers.

        We have a distribution system comprised of distribution centers covering every principal geographic area of Mexico, including the cities of Mexico City, Guadalajara, Monterrey, Culiacan, Torreon, Tijuana and Villahermosa. Our distribution system includes eight distribution centers for our consumer products and three distribution centers for both our printing and writing products and packaging products divisions, allowing reliable and prompt delivery.

        All of our consumer paper products are processed through our distribution centers. Approximately 64% of our industrial paper products are sent directly to our major customers while the remaining 36% are processed through our distribution centers. We also use wholesalers to reach our small customers and in regions that are far from our distribution centers.

        Approximately 95% of our shipments are handled by external freight transportation service providers and the remaining 5% of the shipments are handled by our own fleet. Our fleet includes both owned and leased trucks and trailers. We are currently increasing our fleet selectively on our principal routes to reduce logistical costs.

        We do not have exclusivity arrangements with our distributors except for Convermat Corporation, which has an exclusive right to sell our jumbo rolls of tissue outside of Mexico.

        In Central America, we use distributors and sales agents to distribute our products in Nicaragua, Guatemala, El Salvador, Honduras, Panama and Costa Rica. We have one distribution center for packaging products in Costa Rica.

Customers

        In the twelve-month period ended December 31, 2000, our ten largest customers accounted for approximately 31.6% of our net sales. Sales to our largest customer represented approximately 6.3% of our net sales. We do not believe that the loss of any single customer would have a material adverse effect on our business. Our customer base by product category is as follows:

 Product Category                              Customer Base
 ----------------                              -------------

 Consumer Products:

 Tissue products                   For our brands, wholesalers, large Mexican
                                   retail stores, convenience stores, pharmacies and government stores and, for private label products, large Mexican retail stores.

 Feminine-care products            Wholesalers, large Mexican retail stores,
                                   convenience stores, pharmacies and government stores.

 Away-from home products           Restaurants, hotels, office buildings, and
                                   factories.

 Notebooks                         Wholesalers, large Mexican retail stores,
                                   convenience stores and government stores.

 Adult-incontinence products       Wholesalers, Mexican retail stores,
                                   convenience stores, government stores and pharmacies.

 Baby Diapers                      Wholesalers, large Mexican retail stores,
                                   convenience stores, government stores and pharmacies.

 Packaging Products:

 Packaging paper                   Industrial sector companies in Mexico that
                                   manufacture bags for the packaging of
                                   industrial products.

 Multi-wall bags                   Companies in Mexico and abroad that
                                   manufacture and pack cement, corn flour, gypsum, lime, pet food and chemical products.

 Corrugated containers             Mexican industrial products companies.

 Printing and Writing Products:

 Printing and writing paper
(bond paper)                       Commercial sector companies in Mexico,
                                   consisting of printers, editors and
                                   lithographers, and governmental agencies.

 Specialty paper                   Industrial and commercial sector companies in
                                   Mexico depending on the specific use of the product.

Manufacturing Operations

Raw Materials

        Raw materials constituted approximately 76.8% of our total cost of sales in 2000. The principal raw materials used in our paper production processes are pulp and wood, recyclable paper, chemicals, energy and water.

        Pulp and Wood. Pulp is the principal raw material used in manufacturing printing and writing products. In 2000, we produced internally approximately 60% of our virgin fiber requirements for the production of paper. While it was in operation, our Pondercel pulp mill produced approximately 144,000 tons per year of short and long fiber depending on our needs. Short fiber, which is currently made from oak, gives consistency to paper, while long fiber, which is made from pine, gives the paper strength.

        As long as our Pondercel pulp mill is closed, we will import our full pulp requirements. We now obtain our virgin fiber from U.S., Canadian, Brazilian and Asian producers. We believe that it is unlikely that we will have any problems obtaining pulp in the future because of our long-standing reciprocal relationship with our suppliers and the general availability of pulp at prevailing international market prices. See "Item 5: Operating and Financial Review and Prospects--The International Pulp and Paper Products Market." Prices from virgin pulp are somewhat volatile. See "Item 5: Operating and Financial Review and Prospects--The International Pulp and Paper Products Market."

         Recyclable Paper. Secondary fiber, which is made from recyclable paper, is the raw material of preference for the production of kraft paper used in packaging and, if the recyclable paper is of deinking grade quality, for the production of tissue paper and printing and writing paper. We believe that we have the largest recyclable paper collection system in Mexico in terms of tonnage collected and also collect recyclable paper and cardboard in the states of Texas and New Mexico in the United States. The recyclable paper we collect represented approximately 63% of our secondary fiber needs in 2000. We purchase the remaining approximately 37% from a wide number of suppliers located in Mexico and in different areas of the United States. We also sell to third parties, from time to time, recyclable paper that does not meet the specifications required for our production of paper products. We believe that it is unlikely that we will encounter any problem in obtaining recyclable paper at reasonable prices because of the large supply currently available in the United States.

        We collect recyclable paper and cardboard from large industrial customers such as Ford Motor Company and General Motors Corporation and from large retail customers such as Wal-Mart and Target. We generally enter into one- or two-year collection contracts whereby we pick up the recyclable paper and cardboard at our customers' stores and plants and pay a negotiated price per ton. We have established nine collection centers in Mexico and the United States for receipt of both collected and unsolicited recyclable paper and cardboard.

See "--Description of Property."

        We believe that recyclable paper should become more available as the Mexican population is made more aware of the impact of recycling on the environment. To this effect, we have instituted a program called "Recicla y Gana," or Recycle and Win, whereby people are encouraged to bring their recyclable paper to local retail store chains in exchange for coupons for use in such stores.

        Energy and Chemicals. We purchase the power requirements for our production facilities from the Comision Federal de Electricidad, the Mexican state-owned electric company, except for the Pondercel mill, which generates its own power from an adjacent energy plant which is normally powered by fuel oil, but which has the capacity to be powered by gas when it is necessary or cost-effective to do so. While prices for energy purchased from the Comision Federal de Electricidad tend to be stable, prices may be increased following governmental policy changes on the subject. Gas represents an important energy source for steam, which is used mainly in the production process for printing and writing products and kraft paper, and to a lesser extent, in the tissue paper process. In order to seek stability in gas costs in light of last year's price increases for gas, we entered into an agreement with Petroleos Mexicanos (Pemex) to supply next to 70% of our gas needs at a fixed price until December 31, 2003.

        We use chemicals such as colorants, plastifiers, fungicides and fillers in the production of paper, particularly specialty paper. These chemicals are purchased from Mexican suppliers. Their prices tend to remain stable.

        Water. The pulp and paper production process requires the use of significant volumes of water. As some of our mills are located in areas where water is scarce and therefore expensive, we seek to use it efficiently. We have installed water recycling facilities in all of our mills. We believe that our water supplies are sufficient for all existing and contemplated activities. At some of our plants we have constructed wells to supply our water needs. We have obtained all necessary permits and concessions for these wells from the National Waters Commission, or Comision Nacional del Agua. In 2001, we will be entitled to a 20% discount on the rights payable for water intakes from water wells, according to an amendment to the Mexican Law of Federal Rights. Our other plants use municipal water supplies.

        In Ecatapec, we receive all of the water we use at our tissue production plant from Kimberly Clark de Mexico, S.A. de C.V. ("KCM"), one of our competitors, pursuant to an agreement that expires in 2003. The price of water set by our contract with KCM is subject to adjustments from time to time, according to inflation and increases in costs of energy or raw materials. We believe that KCM will renew that contract in 2003, because that contract allows KCM to share its water costs with us. If they do terminate that contract, we will be required to procure our own water supply from the municipality of Ecatepec. In the event of such termination, we cannot assure you that the municipality of Ecatepec will have sufficient water to supply our needs, or, if so, whether payments for such water would be at market rates.

Insurance

        The following are the most important insurance policies we maintain:

          o all risk insurance for our plants and machinery for up to US$210 million per event which includes coverage for physical damages and interruption of operations and is subject to various sub-limits. Our all risk insurance covers lost profits after the first seven days of inoperability.

          o civil liability insurance of US$6 million combined limit. The policy covers civil liability in respect of fixed assets and activities, products sold in Mexico and abroad, including in the United States and Canada, and leases.

          o all risk freight insurance for up to Ps.12.5 million per shipment. This insurance covers shipments originating from any point in the world with destinations to any other point in the world.

        We do not have any outstanding or uncollected insurance claims.

Intellectual Property

        We own and have duly registered in Mexico all of our 254 brands. We have also registered our principal brands in Central America and the Caribbean. See "--Market Share and Competition."

        We also license the right to use Disney characters in our promotional materials and packaging, generally pursuant to one-year agreements that we regularly renew. We use the Scottis brand for our facial tissue pursuant to a 25-year license from KCM that is royalty free and renewable at our discretion. We can use the Scottis and Regio brands only in Mexico. For our feminine-care and adult-incontinence products, we use production technology developed by SCA Hygiene Products, AB, our joint venture partner in Sancela, pursuant to a license agreement.

Environmental Matters

        In each jurisdiction in which we operate, our business operations and facilities are subject to stringent and complex laws and regulations relating to pollution, protection of public health and the environment, and employee safety and health. In Mexico, our operations are subject to the Mexican General Law of Ecological Balance and Environmental Protection, or Ley General de Equilibrio Ecologico y Proteccion del Ambiente, and the rules published thereunder, and various state and municipal laws. In accordance with this ecological law, companies engaged in industrial activities such as ours are subject to the regulatory jurisdiction of:

          o the Ministry of the Environment and Natural Resources, or Secretaria de Medio Ambiente y Recursos Naturales, which has broad discretion in carrying out its statutory mandate,

          o the National Institute of Ecology, or Instituto Nacional de Ecologia, its regulatory arm, and

          o the Office of the Attorney General for Protection of the Environment, or Procuraduria Federal de Proteccion al Ambiente, known as Profepa, its enforcement arm.

        As part of its enforcement powers, the Ministry of the Environment and Natural Resources, through Profepa, is empowered to bring administrative proceedings against companies that violate environmental laws, to impose economic sanctions and to temporarily or permanently close non-complying facilities. Under the ecological law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, hazardous substances and wastes.

        The Ministry of the Environment and Natural Resources adopted new standards in 1996 governing the quality of discharged water, which became effective on January 1, 2000 with respect to our Pondercel plant in Anahuac, Chihuahua and January 1, 2001 with respect to our Industrial Papelera Mexicana plant in Uruapan, Michoacan. We have invested approximately US$4.3 million on the water treatment plants at such facilities. Although additional expenditures will be required during 2001, we believe that we are in substantial compliance with applicable water discharge standards. We estimate that we will spend approximately US$ 3.2 million through 2002 on environmental compliance upgrades. See "Item 3: Key Information--Risk Factors--Risk Factors Relating to Our Operations--Our environmental compliance costs could increase in the future."

        Historically, Mexico's environmental laws have not been enforced as vigorously as have environmental laws in the United States. In connection with the approval of NAFTA, the United States, Mexico and Canada entered into a side agreement pursuant to which the Mexican government agreed to enhance compliance with and enforcement of its existing environmental laws and regulations. The side agreement also created the trilateral Commission on the Environment, which is empowered to review submissions from persons asserting that any of the parties is failing to enforce effectively its environmental laws. The Commission on the Environment must then decide first, whether a response should be requested from the relevant party and second, whether to prepare a factual record concerning the submission.

        The parties also agreed that persons may request a given country's authorities to investigate alleged violations of its environmental laws and that persons with legally recognized interests will have access to administrative, quasi-judicial or judicial proceedings for the enforcement of environmental laws, including, in accordance with such country's law, the rights to sue for damages or to seek sanctions or injunctions. The side agreement also allows any party to object to another party's persistent pattern of failure to effectively enforce its environmental law. If such a pattern is established and not remedied, it may lead under certain circumstances to a monetary assessment against that party and/or a suspension of NAFTA benefits for that party or parties. We cannot assure you that our operations will not be subject to more strict Mexican federal or state environmental laws or more strict interpretation or enforcement of those laws in the future.

        We believe that our operations and properties are in substantial compliance with applicable environmental laws and regulations. However, the nature of our operations expose us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Based on our experience to date, we believe that the future costs of compliance with existing environmental claims pursuant to such laws will not have a material adverse effect on our business, financial position or results of operations. However, future events such as changes in existing environmental laws or their interpretation, more vigorous enforcement policies of regulatory agencies and new information may give rise to additional expenditures or liabilities that could be material.

Information Systems

        Because we have grown in part through acquisitions, our operating system platforms and applications include a variety of hardware and software owned by the companies that we have acquired. While we believe that our current systems are adequate, we have started to train our employees and to upgrade our hardware and software to implement an integrated, uniform and more reliable information system. We believe that this system, which will be implemented in phases, will increase our profitability, improve customer service and increase employee efficiency. We expect to complete the system by December 2001.

Corporate Information and Organizational Structure

        Our full legal name is Copamex, S.A. de C.V. and we were registered as a corporation (sociedad anonima de capital variable) in Monterrey Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on December 30, 1975 with a corporate life of 99 years. The address of our principal executive office is Montes Apalaches 101, Residencial San Agustin, San Pedro Garza Garcia, Nuevo Leon, 66260 Mexico and our telephone number is (528) 152-6000.

        The table and diagram below set forth our most important subsidiaries as of June 1, 2001.

                                                   Jurisdiction of  Percentage
Name of Company                                     Establishment     Owned(1)
                                                    -------------  -------------
Copamex Papeles para Escritura e
        Impresion, S.A. de C.V. .....................  Mexico          99.99%
        Pondercel, S.A. de C.V.......................  Mexico          99.99
        Comercializadora Copamex, S.A. de C.V........  Mexico          99.99

Copamex Empaque, S.A. de C.V.........................  Mexico          99.99
        Sacos y Envases Industriales, S.A. de C.V....  Mexico          99.99
        Cajas y Empaques Industriales, S.A. de C.V...  Mexico          99.99
        Papelera de Chihuahua, S.A. de C.V...........  Mexico          99.99
        Maquinaria y Equipo Pachisa, S.A. de C.V. ...  Mexico          99.99
        Maquinaria y Equipo Papelera, S.A. de C.V....  Mexico          99.80
        Cia. Papelera Maldonado, S.A. de C.V.........  Mexico          99.99
        Maquinaria y Equipo Seisa, S.A. de C.V.......  Mexico          99.99

Copamex Productos al Consumidor, S.A. de C.V.........  Mexico          99.99
        Sancela, S.A. de C.V.........................  Mexico          51.00
        Industrial Papelera Mexicana, S.A. de C.V....  Mexico          99.99
        Papeles Higienicos de Mexico, S.A. de C.V....  Mexico          99.99
        Papeles Higienicos del Centro, S.A. de C.V...  Mexico          99.99
        Copamex Comercial, S.A. de C.V...............  Mexico          99.99

Others

Corporativo Copamex, S.A. de C.V...................... Mexico          99.99
Productora Internacional de Articulos de Papel, S.A... Costa Rica      99.99
Industrias Unidas de Centroamerica.................... Nicaragua       70.00
-------------
(1) Percentage of equity capital owned by us directly or indirectly through subsidiaries.


[Organization chart showing subsidiaries]


Property, Plants and Equipment

        The table below presents our total annual installed capacity by product category as of December 31, 2000, and actual production and utilization for 2000. Annual installed capacity was calculated on the basis of 24-hour, 365 days' continuous production. Actual production is expressed in tons, unless otherwise noted.

                                   Installed         Actual         Operating
       Product Category            Capacity        Production      Rate (in %)
 --------------------------     ---------------  --------------  ---------------
 Consumer Products

 Tissue products..............     145,496        134,729           92.6
 Feminine-care products(1)....       1,495         1,130           75.6
 Away-from-home products.......      8,000         6,432           80.4
 Notebooks....................      13,820          4,215           30.5

 Packaging Products

 Kraft paper...................    241,969        225,999           93.4
 Multi-wall bags(1)...........         576            484           84.1
 Corrugated containers.........     31,000          4,942           15.9

 Printing and Writing Products

 Printing and writing paper...     229,955        197,531           85.9
 Specialty paper..............      28,017         21,293           76.0

-------------------------------
(1) In millions of units.

        Our various production facilities are located in the Mexican states of Nuevo Leon, Chihuahua, Jalisco, Puebla, Mexico, Michoacan, Queretaro and in Mexico City. Our production and conversion facilities outside of Mexico are located in Nicaragua and Costa Rica. We own all of our facilities. The table below sets forth certain information regarding the corporate identity, location and products for each of our facilities. Installed capacity is stated in metric tons per year in the case of tissue, notebooks, away-from-home products, paper, corrugated containers, pulp and pine oil and in thousands of units per year in the case of feminine-care products and multi-wall bags.

              Plant (Location)                     Activity
              ----------------                     --------

 1. Consumer Products Group

 Papeles Higienicos del Centro, S.A. de      Tissue paper production;
    C.V. (Ecatepec, Estado de Mexico)        Production of away-from-home products
 Papeles Higienicos de Mexico, S.A. de C.V.  Tissue paper production;
    (San Nicolas de los Garza, Nuevo Leon)   De-inking of recyclable paper
 Industrial Papelera Mexicana, S.A. de C.V.  Tissue paper production;
    (Uruapan, Michoacan)                     De-inking of recyclable paper
 Sancela, S.A. de C.V. (Ecatepec, Estado de  Production of feminine-care products
    Mexico)
 Inpamex Planta Huehuetoca, S.A. de C.V.     Production of notebooks;
    (Huehuetoca, Estado de Mexico)           Polyethylene-laminated paper production for
                                             the further production of bags
 Industrias Unidas de Centroamerica, S.A.    Tissue paper production
    (Granada, Nicaragua)
 Productora Internacional de Articulos de    Conversion of tissue paper into napkins and
    Papel, S.A. (San Jose, Costa Rica)       bathroom tissue

 2. Packaging Products Group

 Papelera de Chihuahua, S.A. de C.V.         Kraft paper production
    (Chihuahua, Chihuahua)
 Cia. Papelera Maldonado, S.A. de C.V. (San  Kraft paper production
    Nicolas de los Garza, Nuevo Leon)
 Sacos y Envases Industriales, S.A. de C.V.  Glued bags production
    (San Nicolas de los Garza, Nuevo Leon)
 Sacos y Envases Industriales, S.A. de C.V.  Sewn bags production
    (Guadalajara, Jalisco)
 Sacos y Envases Industriales, S.A. de C.V.  Sewn and glued bags production
    (Tehuacan, Puebla)
 Sacos y Envases Industriales, S.A. de C.V.  Pet food and pinch bottom bags and bags
    (Tlalnepantla, Mexico, D.F.)             production
 Sacos y Envases Industriales, S.A. de C.V.  Glued bags production
    (Chihuahua, Chihuahua)
 Cajas y Empaques Industriales, S.A. de      Corrugated containers
    C.V. (San Nicolas de los Garza, Nuevo
    Leon)
 Productora Internacional de Articulos de    Conversion of kraft paper into multi-wall bags
    Papel, S.A. (San Jose, Costa Rica)

 3. Printing and Writing Products Group

 Pondercel, S.A. de C.V. (Anahuac,           Bond paper production
    Chihuahua)
 Papelera de Chihuahua, S.A. de C.V.         Bond paper production
    (Chihuahua, Chihuahua)
 Industrial Papelera Mexicana, S.A. de C.V.  Bond paper production
    (Uruapan, Michoacan)
 Cia. Papelera Maldonado, S.A. de C.V. (San  Bond paper production;
    Nicolas de los Garza, Nuevo Leon)        Specialty paper production
 Taloquimia, S.A. de C.V. (San Juan del      Pine oil production
    Rio, Queretaro)


        We follow a scheduled maintenance program for all plant machinery involving regular maintenance shutdowns and we believe that our plants and equipment are currently in a good state of repair. We have not experienced any significant production stoppages due to equipment failure.

        In addition to the aforementioned plants and facilities, we have nine recyclable paper collection and storage sites capable of collecting an aggregate of approximately 400,000 tons of recyclable paper a year. These sites are located in Chihuahua, Ciudad Juarez, Guadalajara, San Nicolas de los Garza and Saltillo in Mexico and El Paso, Albuquerque, McAllen and Arlington in the United States. We also have a wood reception and storage facility in Chihuahua and sales offices in Monterrey, Mexico City and Guadalajara.

Capital Expenditures

        The following table sets forth our historical capital expenditures for expansion of production.

                                         Year Ended December 31,
                                    --------------------------------
                                     1998         1999         2000
                                    ------       ------       ------

In millions of U.S. dollars

Consumer products.................    18.6        11.1           7.9
Packaging products................     7.0         7.5           9.2
Printing and writing products.....     6.8        14.7          20.0
                                    ------      ------        ------
  Total...........................    32.4        33.3          37.1
                                    ======      ======        ======

        We intend to spend approximately US$ 24.6 million from January 1, 2001 through December 31, 2002 to build a new tissue line and a water treatment facility in Monterrey. We expect to commence operation during the second quarter of 2002. We expect to be able to fund this facility and other future capital expenditures and meet our other obligations from funds from operations, bank lines of credit and other financing facilities and capital infusions.

Market Share and Competition

        The following description of market share and competition factors for our most significant products excludes pulp and recyclable paper because a significant portion of the production of these products is destined for internal consumption in the further manufacturing of paper products. For information on our market share data see "Market Data."

Consumer Products

        Tissue Products. We are the second largest producer of tissue paper in Mexico in terms of sales volume after KCM. Our tissue paper brands include Regio, one of the most-widely recognized consumer brand names in the Mexican tissue market and the second best-selling brand in the premium segment; Scottis, the number two brand overall for facial tissue; Tessy; Lovly; Boreal; and Flen.

        Feminine-Care Products and Adult Incontinence Products. Our subsidiary, Sancela, is the second largest producer and seller of feminine-care products in Mexico after KCM. Sancela sells feminine-care products under the brand name Saba and adult incontinence products under the brand name Tena.

        Away-From-Home Products. We are relatively new participants in the away-from-home market. We began selling away-from-home products in 1998. In our first year of operations, based on our estimates, we controlled a 9.5% share of the Mexican market measured by volume, giving us the number three position in Mexico in this segment. We have a complete portfolio of products and address all of the economic segments. We use the Benefit and Floresta brands in this segment.

        Notebooks. We believe that we are the third largest manufacturer of notebooks in Mexico in terms of production capacity after KCM, which accounts for a substantial majority of the notebook market, and a Colombian company. We sell notebooks under the brand names Shock (which is one of the most widely-recognized brands in the Mexican notebook market), Wow, Class, Facia and Milenium.

Packaging Products

        Kraft Paper. We are the largest Mexican producer in terms of units produced of kraft paper for multi-wall bags, accounting for approximately 73.4% of Mexican apparent demand in 2000 and the third largest producer of kraft paper overall. The principal competitors in Mexico include Grupo Industrial Durango, S.A. de C.V. and Smurfit Carton y Papel de Mexico, S.A. de C.V., both producers with substantial operations in containerboard and industrial paper. Imports accounted for a significant portion of the remainder of Mexican sales.

        Multi-Wall Bags. We believe we are the largest producer of multi-wall bags in Mexico in terms of units produced, and estimate that we produce approximately two times as many multi-wall bags as the next largest producer, Productora de Bolsas de Papel, S.A. de C.V. This producer, which is a subsidiary of Grupo Cemex, the leading Mexican cement maker, supplies all of its production to its affiliates. We also sell multi-wall bags to Grupo Cemex, which is our largest customer for that product. Imports have not been a significant factor in this market.

Printing and Writing Products

        Printing and Writing Paper. We are the largest manufacturer of cut-size bond paper in Mexico in terms of production and the second largest overall manufacturer of bond paper in Mexico after KCM. Imports represented a significant portion of the remainder of Mexican sales. In 2000, we ranked second in terms of Mexican apparent demand for bond paper and printing and writing paper, covering an estimated 27.4% of total apparent demand for bond paper and 15.8% of total apparent demand for printing and writing paper. Our bond paper brands include Facia, Vision and Fastway, among others.

        Specialty Paper. Imports account for the majority of apparent demand for specialty paper in Mexico. We are the largest producer of specialty paper in Mexico in terms of production volume. The large presence of imports is primarily due to the current limited production capacity available in Mexico.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
-----------------------------------------------------

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared according to Mexican GAAP, and on a consolidated basis to reflect the financial condition and results of operations of the Company and our consolidated subsidiaries. See Note 16 to the audited consolidated financial statements for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

General

        In recent periods, our financial condition and results of operations have been significantly influenced by the following three factors:

          o the state of the Mexican economy, particularly the rate of economic growth and its effect on the demand for our products, the value of the peso against the U.S. dollar and high inflation rates,

          o movements in international pulp and paper prices and their effect on our cost of producing printing and writing products, and

          o    our strategic acquisitions.

Mexican Economic Factors

        Substantially all of our operations are situated in Mexico. Approximately 94.4% of our revenues in 2000 and 95.3% of our revenues in 1999 resulted from sales generated within Mexico. Accordingly, Mexican economic conditions and government policies have a significant impact on our operations and revenues.

Mexican Economic Growth and Demand

        Changes in Mexico's gross domestic product generally affect the demand for industrial paper products. As a result, our industrial paper product prices and gross margin, which is a measure of our gross profit as a percentage of net sales, are affected. For example, the 23.3% contraction in construction activity in 1995 resulting from a significant peso devaluation negatively affected domestic sales of multi-wall bags, which are sold primarily to cement companies, resulting in a 12.1% decrease in our sales volume of multi-wall bags. In the past, we have been able to mitigate the effect of decreased domestic demand somewhat by accessing export markets.

        Changes in Mexico's gross domestic product have a less pronounced effect on the demand for consumer paper products, as this demand tends to be less elastic.

Effect of Devaluation and Inflation

        Fluctuations in the value of the peso and high rates of inflation have the following impact on our results of operations and financial condition:

          o A significant devaluation of the peso and high inflation generally will cause a decline in Mexico's gross domestic product which, as discussed above, results in a decline in the domestic demand for our products, particularly industrial paper products. Our industrial paper products, which include printing and writing and packaging products, represent 55% of our total sales.

          o Whenever the inflation rate in Mexico exceeds the rate of devaluation of the peso against the U.S. dollar, our gross margin is likely to be negatively affected. Because the peso price of our printing and writing products is generally based on international U.S. dollar prices, assuming international pulp and paper prices remain constant, the peso price of our printing and writing products tend to increase at a rate similar to the rate of peso devaluation, while our costs, which are largely in pesos, tend to increase at the higher rate of inflation. We experienced this effect in 1996, when the rate of inflation was 27.7% and in 1997, when the rate of inflation was 15.7%, which significantly exceeded the rate of devaluation of 1.7% in 1996 and 2.5% in 1997.

          o The inverse effect occurs when the rate of peso devaluation exceeds the inflation rate. For example, in 1998, the rate of inflation was 18.6% while the rate of peso devaluation was 22.7%. This effect helps us increase our gross margin.

          o Our net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on our assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises in our results of operations if a liability is denominated in a foreign currency, such as U.S. dollars, that appreciates relative to the peso between the time the liability is incurred and the date it is repaid. This is because the appreciation of the foreign currency increases the amount of pesos that we need to purchase the foreign currency necessary to repay the liability. For example, in 1998 we recorded a foreign exchange loss of Ps. 1,232 million, reflecting the impact of a peso devaluation of 22.7% on our U.S. dollar-denominated indebtedness of US$ 504 million. In 1999, we recorded a foreign exchange gain of Ps. 231 million, reflecting the impact of a peso appreciation of 4.0% on our U.S. dollar-denominated indebtedness of US$ 503 million. In 2000 we recorded a foreign exchange loss of Ps. 90 million, reflecting the impact of a peso devaluation of 1.2% on our U.S. dollar-denominated indebtedness of US$ 539 million.

          o Our gain or loss in monetary position reflects the impact of inflation on our net monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation due to the decline in the purchasing power of the peso over time. In 1999, we recorded a gain of Ps. 557 million in our monetary position, reflecting the impact of an 12.3% rate of inflation on our net peso liability position of Ps. 4,701 million. In 2000 we recorded a gain of Ps. 364 million in our monetary position, reflecting the impact of 9.0% inflation on our net peso liability position of Ps. 4,560 million.

          o Substantially all of our indebtedness outstanding on the date of this annual report is U.S. dollar-denominated. In periods of devaluation, the peso-carrying value of our U.S.
               dollar-denominated debt increases on our balance sheet to reflect the additional pesos required to meet our foreign currency liabilities.

The International Pulp and Paper Products Market

        The costs of production of our printing and writing products are affected by the international prices of pulp and paper, which are in turn affected by global supply and demand for such products. We produced approximately 60% of our virgin pulp requirements in 2000. This vertical integration allowed us to partly stabilize the cost of this important raw material. However, because international pulp prices have fallen below our cost of production and we expect that such prices will remain at this level in the short term, we temporarily ceased operations at our Pondercel pulp mill to ensure that prices for our printing and writing products remain competitive and to protect our gross margin on these products. Changes in the international prices of pulp and paper do not significantly affect the prices of our consumer and packaging products, because we use a minimal amount of virgin pulp to make these products. See "Item 3: Key Information--Risk Factors--Risk Factors Relating to Our Operations--Our prices, cash flow and our profitability for our printing and writing products may decrease because of down cycles in the paper industry."

        To the extent of the pulp we purchase from third parties, as a general rule, when the international price of pulp increases, our costs of production for printing and writing products also increase. This negatively affects our profit margin, as we cannot always pass this increased cost onto our customers. To the same extent, when the international price of pulp decreases, our costs of production for printing and writing products decrease and this may increase our profit margin.

        Prices in the North American pulp and paper industry reached record levels in late 1995. In early 1996, prices for pulp began to decline, reaching an average of approximately US$430 per ton of pulp for Bleached Soft-Wood Kraft U.S. Southern, which is a benchmark for paper prices, by the second quarter of 1996. Prices then stabilized for over a year, increased to an average of approximately US$557 per ton in the second half of 1997 and decreased during 1998 to approximately US$501 per ton in the first half and to approximately US$476 per ton in the second half of the year. During 1999, the average price of pulp recovered, reaching approximately US$544 per ton in the second half of 1999. This increase was due mainly to the recovery of Asian economies and a reduction of inventory levels. During 2000, the average price of pulp further recovered, reaching approximately US$667 per ton. Beginning in the fourth quarter of 2000, the price of pulp in the Mexican spot market, which is the market from which we purchase our virgin pulp, began to decline in advance of the benchmark prices for pulp in the North American market. During the fourth quarter of 2000, our average price of virgin pulp in the Mexican spot market was approximately US$580 per ton. This decrease was due to a slight increase in industry-wide pulp inventory levels and a downward trend in the pulp price cycle.

Net Sales By Division

        The table below presents our sales to third parties by division in the years 1998, 1999 and 2000.

                                                    Year Ended December 31,
                                                   ------------------------
                                                     1998    1999    2000
                                                    ------  ------  ------

Millions of constant December 31, 2000 pesos

Consumer Products.................................   2,553   2,901   3,424
Packaging Products................................   1,670   1,687   1,764
Printing and Writing Products.....................   2,325   2,182   2,347
                                                    ------- ------- ------
Total.............................................   6,548   6,770   7,535

Fiscal Year 2000 Compared with Fiscal Year 1999

Net Sales

        Net sales increased 11.3% from Ps. 6,770 million in 1999 to Ps. 7,535 million in 2000. This increase was due to a 18.0% increase in net sales of consumer products, a 4.6% increase in net sales of packaging products and a 7.6% increase in net sales of printing and writing products.

        Consumer Products. Consumer products sales increased 18.0% from Ps. 2,901 million in 1999 to Ps. 3,424 million in 2000. This increase was caused by:

          o    a 6.5% increase in sales volume of our consumer products due to:

               o an increase of 20.5% in sales volume of feminine-care products due to an increase in the installed capacity of 266 million unit-per year in 1999,

               o an increase of 5.2% in sales volume of tissue products caused by the increase in the domestic demand and the plant located in Nicaragua that we acquired in February 2000, and

               o the increase in the sales volume in consumer products was partially offset by a 26.1% decrease in sales volume of our notebook products as a result of our strategy to sell products with a higher sales price, and

          o a 10.8% increase in the sales price in real terms of our consumer products, caused by:

               o a 9.7% increase in the sales price in real terms of our tissue products, which resulted from a shift towards more value-added products,

               o a 3.4% increase in the sales price in real terms of our feminine-care products which resulted from a more attractive mix of products, and

               o a 15.5% increase in the sales price in real terms in our notebook products as a result of a shift towards products with higher sales prices.

        Packaging Products. Packaging products sales increased 4.6% from Ps.1,687 million in 1999 to Ps.1,764 million in 2000. This increase was due to:

               o a 3.2% increase in sales volume of our packaging products due to a 3.6% increase in sales volume of multi-wall bags, a 1.7% increase in sales volume of packaging paper products and a 5.7% increase in sales volume of recyclable paper products due to the opening of new recycling centers, and

               o a 2.0% increase in the sales price of multi-wall bags products and a 17.1% increase in the sales price of recyclable paper products due to an increase in the market prices for such items.

        Printing and Writing Products. Printing and writing products sales increased 7.6% from Ps.2,182 million in 1999 to Ps. 2,347 million in 2000. This increase was caused by:

          o a 6.2% increase in sales volume of our printing and writing products particularly because of:

               o an increase of 8.3% in sales volume of specialty paper products and a one-time sale of pulp of 18,456 tons, and

               o a 1.9% increase in the sales price in real terms of our printing and writing products, caused by a 13.8% increase in the sales price in real terms of pulp.

Cost of Sales

        Cost of sales increased 14.7% from Ps. 4,475 million in 1999 to Ps. 5,133 million in 2000. As a result, gross margin decreased from 33.9% in 1999 to 31.9% in 2000. The increase in cost of sales was caused by the increase in the cost of our raw materials and an increase in sales volume.

        Consumer Products. Cost of sales of consumer products increased 16.2% from Ps. 1,663 in 1999 to Ps. 1,932 million in 2000.

        Packaging Products. Cost of sales of packaging products increased 14.1% from Ps. 1,036 million in 1999 to Ps. 1,182 million in 2000.

        Printing and Writing Products. Cost of sales of printing and writing products increased 13.7% from Ps. 1,776 million in 1999 to Ps. 2,019 million in 2000.

Selling and Administrative Expenses

        Selling and administrative expenses increased Ps. 249 million or 17.8%, from Ps. 1,400 million in 1999 (20.7% of sales) to Ps. 1,649 million in 2000 (21.9% of sales). The increase in selling and administrative expenses was due to:

          o an increase in the advertising and promotion of our tissue and feminine-care products,

          o an increase in freight costs associated with the transportation of a growing production volume, and

          o the continued development of our distribution infrastructure to meet our growing sales volume.

Operating Income

        Operating income decreased 15.9% from Ps. 895 million in 1999 to Ps. 753 million in 2000. Operating margin, which is operating income as a percentage of net sales, decreased from 13.2% in 1999 to 10% in 2000. Operating income and operating margin decreased as a result of the increase in the cost of our raw materials and the increase in the selling and administrative expenses. EBITDA decreased Ps. 134 million or 10.3%, from Ps. 1,298 million in 1999 to Ps. 1,164 million in 2000.

Comprehensive Cost of Financing

        Comprehensive cost of financing changed from a gain of Ps. 226 million in 1999 to a loss of Ps. 309 million in 2000 for the reasons noted below.

        Net Interest Expense: Interest income increased 30% from Ps. 20 million in 1999 to Ps. 26 million in 2000. Interest expense increased 4.8% from Ps. 582 million in 1999 to Ps. 610 million in 2000. On a net basis, interest expense increased by Ps. 22 million, or 3.9%, in 2000 as compared to 1999. This increase was due to an increase in the average debt balances during 2000 and higher average interest rates on such debt.

        Exchange Gain (Loss): Exchange gain (loss) changed Ps. 321 million from a gain of Ps. 231 million in 1999 to a loss of Ps. 90 million in 2000. The decrease was due to the effect on our net dollar-denominated indebtedness of the 4.0% appreciation of the peso in 1999 as compared with the 1.2% depreciation of the peso in 2000.

        Result from Monetary Position: Gain in monetary position decreased 34.6% from Ps. 557 million in 1999 to Ps. 364 million in 2000. The decrease was due to effect of our net peso-denominated indebtedness of the 12.3% inflation rate during 1999 as compared with the 9.0% inflation rate during 2000.

Other Expenses

        Other expenses increased from Ps. 22 million in 1999 to Ps. 67 million in 2000.

Income and Asset Taxes and Employee Profit Sharing

        From January 1, 1994 to December 31, 1998, the nominal corporate income tax rate in Mexico was 34% of a company's taxable profits. This rate increased to 35% for fiscal year 1999 and thereafter. If the corporate income tax payable in a fiscal year amounts to less than 1.8% of the average value of a company's assets, then the company pays a minimum alternate asset tax in an amount equal to such percentage of its assets.

        In addition, aside from wages and fringe benefits, Mexican companies are required by law to provide their workers with a share of profits equal to 10% of their taxable profit, calculated before adjustments for inflation or amortization of tax losses of previous years.

        Income and asset taxes and employee profit-sharing increased from Ps. 103 million in 1999 to Ps. 227 million in 2000. This increase resulted from the effect of deferred income tax.

        The Mexican Institute of Accountants issued a new bulletin, Bulletin D-4 "Accounting Treatment of Income Tax, Value Added Tax and Employees' Profit Sharing," which came into effect on January 1, 2000. This bulletin requires companies to determine deferred income tax for the differences between the book and tax values of its assets and liabilities. The effect of this bulletin for the year 2000 was Ps. 200 million.

Extraordinary Items

        Since Bulletin D-4 became effective, companies in Mexico do not record extraordinary items because such items are now included in the income and asset tax provision.

Net Income (Loss)

        Net income decreased from Ps. 942 million in 1999 to Ps. 113 million in 2000. This decrease was due to a 15.9% decrease in operating income and the change from a gain to a loss in comprehensive cost of financing and the effect of deferred taxes described above.

Fiscal Year 1999 Compared with Fiscal Year 1998

Net Sales

        Net sales increased 3.4% from Ps. 6,548 million in 1998 to Ps. 6,770 million in 1999. This increase was due to a 13.6% increase in net sales of consumer products and a 1.0% increase in net sales of packaging products, which were partially offset by a 6.2% decrease in net sales of printing and writing products.

        Consumer Products. Consumer products sales increased 13.6% from Ps. 2,553 million in 1998 to Ps. 2,901 million in 1999. This increase was caused by:

          o a 5.3% increase in sales volume of our consumer products due to organic growth, particularly because:

               o we installed a 266 million unit-per-year feminine-care products line in April 1999,

               o we installed a 10,000 metric ton-per-year notebook line in March 1998, and

               o we sold away-from-home products during all of 1999 as compared to only seven months during 1998.

          o a 7.9% increase in the sales price in real terms of our consumer products, caused by:

               o a 5.2% increase in the sales price in real terms of our tissue products, which resulted from a shift towards more value-added products, and

               o a 24.4% increase in the sales volume of our feminine-care products, which have a higher average price than other consumer products.

        Packaging Products. Packaging products sales increased 1.0% from Ps. 1,670 million in 1998 to Ps. 1,687 million in 1999. This increase was due to a 9.8% increase in sales volume, which was partially offset by a 8.0% decrease in sales prices in real terms caused by our inability to raise our prices at a rate equal to the rate of inflation.

        Printing and Writing Products. Printing and writing products sales decreased 6.2% from Ps.2,325 million in 1998 to Ps.2,182 million in 1999. This decrease was caused by a 10.3% decrease in sales prices in real terms of our printing and writing products, which resulted from our inability to increase our prices at rates equal to inflation, because bond paper prices are generally tied to international pulp prices which fluctuate with the U.S. dollar. This decrease was partially offset by a 4.6% increase in sales volume of printing and writing paper.

Cost of Sales

        Cost of sales increased 1.8% from Ps.4,394 million in 1998 to Ps.4,475 million in 1999. This increase was largely caused by the increases in sales volume described above. Gross margin, as a percentage of net sales, increased from 32.9% in 1998 to 33.9% in 1999. The increase in gross margin was caused by the increase in sales of consumer products, which have a higher gross margin than our other products.

        Consumer Products. Cost of sales of consumer products increased 7.8% from Ps.1,543 million in 1998 to Ps.1,663 million in 1999. This increase was due to the increases in sales volume described above.

        Packaging Products. Cost of sales of packaging products increased slightly, from Ps.1,028 million in 1998 to Ps.1,036 million in 1999.

        Printing and Writing Products. Cost of sales of printing and writing products decreased 2.6% from Ps.1,823 million in 1998 to Ps.1,776 million in 1999. This decrease was due to a decrease in peso terms in the cost of our imported raw materials caused by the appreciation of the peso relative to the dollar.

Selling and Administrative Expenses

        Selling and administrative expenses increased 10.7% from Ps.1,265 million in 1998, or 19.3% of net sales, to Ps.1,400 million in 1999, or 20.7% of net sales. Of the Ps.135 million increase in selling and administrative expenses:

          o Ps.69 million was the result of significant increases in the advertising and promotion of our tissue and feminine-care products,

          o Ps.20 million was the result of an increase in freight costs associated with the transportation of a growing production volume, and

          o Ps.13 million was the result of the continued development of our distribution infrastructure to meet our growing sales volume.

Operating Income

        Operating income increased 0.5% from Ps.890 million in 1998 to Ps.895 million in 1999. Operating margin, which is operating income as a percentage of net sales, decreased from 13.6% in 1998 to 13.2% in 1999. Operating income and operating margin decreased as a result of the 10.7% increase in selling and administrative expenses. EBITDA increased Ps. 28 million, or 2.2% from Ps. 1,270 million in 1998 to Ps. 1,298 million in 1999.

Comprehensive Cost of Financing

        Comprehensive cost of financing changed from a loss of Ps.950 million in 1998 to a gain of Ps.226 million in 1999 for the reasons noted below.

        Net Interest Expense. Interest income decreased 60.0% from Ps.49 million in 1998 to Ps.20 million in 1999. Interest expense decreased 7.6% from Ps.630 million in 1998 to Ps.582 million in 1999. On a net basis, interest expense decreased by Ps.19 million, or 3.4%, in 1999 as compared to 1998 because of the effect of a 4.0% appreciation of the peso relative to the U.S. dollar in 1999 on our net U.S. dollar- denominated indebtedness.

        Exchange Gain (Loss). Exchange losses changed from a loss of Ps.1,232 million in 1998 to a gain of Ps.231 million in 1999 because of the effect on our net dollar-denominated indebtedness of 22.7% peso devaluation relative to the U.S. dollar during 1998 as compared with the 4.0% peso appreciation during 1999. The amount of our U.S. dollar-denominated indebtedness remained nearly constant in 1998 as compared with 1999.

        Result from Monetary Position. Gains in monetary position decreased 35.5% from Ps.863 million in 1998 to Ps.557 million in 1999, because of the effect on our net peso-denominated indebtedness of the 18.6% inflation rate during 1998 as compared with the 12.3% inflation rate during 1999 and a decrease in our total liabilities from Ps.7,139 at December 31, 1998 to Ps.6,424 at December 31, 1999.

Other Income (Loss)

        Other income changed from a gain of Ps.17 million in 1998 to a loss of Ps.22 million in 1999. In 1998, the government granted us a one-time Ps.36 million tax credit with respect to consolidated subsidiaries in which we increased our equity interest following our merger with COINSA. In 1999, we did not receive a similar tax credit.

Income and Asset Taxes and Employee Profit Sharing

        Income and asset taxes and employee profit-sharing increased from Ps.33 million in 1998 to Ps.103 million in 1999. This increase was caused by an increase in taxable income resulting from the change in comprehensive cost of financing described above.

Net Income (Loss)

        Net income increased from a loss of Ps.107 million in 1998 to an income of Ps.942 million in 1999. This increase was due to a 0.5% increase in operating income and the change from a loss to a gain in comprehensive cost of financing described above.

Liquidity and Capital Resources

Liquidity

        General. Historically, we have funded our cash requirements from cash flow from our subsidiaries' operations and short-term and long-term borrowings. Our operations are conducted through our subsidiaries. As a holding company, we have no independent operations and, therefore, are dependent on the cash flow of our subsidiaries to meet our obligations. By law, subsidiaries may only distribute dividends and other amounts to us with stockholder approval and such distributions may only be made from retained earnings after losses from prior years have been satisfied. Distributions from subsidiaries must also comply with applicable covenants contained in their credit agreements. We do not believe that such restrictions on our subsidiaries' ability to pay dividends have had or are expected to have an impact on our ability to meet our cash obligations.

        Our general practice regarding short-term debt has been to enter into or renew short-term debt on a yearly basis and to allocate it among different banks. We believe that this practice is an efficient method of securing short-term debt at beneficial interest rates while retaining the flexibility to refinance such debt when appropriate. While we maintain lines of credit with various financial institutions, these lines of credit are uncommitted and may be terminated by such financial institutions at any time. Our current total uncommitted short-term credit lines as of December 31, 2000 totaled US$214.0 million. As of December 31, 2000, short-term debt (including the current portion of long-term debt) amounted to US$215.1 million. Total short-term debt as of March 31, 2001 amounted to US$225.1 million.

        Total debt at December 31, 2000 was Ps.5,184.8 million, a decrease of Ps.23.5 million, or 0.5%, compared to the debt level at December 31, 1999. This decrease is primarily the result of presenting 1999 and 2000 debt balances in constant pesos as of December 31, 2000, which includes inflation for the year 2000. Of our total debt at December 31, 2000, Ps.2,066.1 million was short-term debt and Ps.3,118.7 million was long-term debt. All of our debt outstanding at December 31, 2000 was U.S. dollar-denominated except Ps.7.0 million. Total debt as of March 31, 2001 was Ps.5,120.1 million.

        ECP Program. In April 2001, we entered into a US$150 million euro-commercial paper program with Banamex and Acciones y Valores de Mexico, S.A. de C.V. as Arrangers and Euro American Capital Corporation, Ltd. and Santander Central Hispano Investment as Dealers and Placement Agents. In May 2001, we issued US$30 million of short-term notes to non-US investors pursuant to Regulation S of the Securities Act. The proceeds were used to repay our short-term debt, and as a result, our level of debt did not increase. These notes bear a weighted average interest of 8.8085%.

        The 11.375% Senior Notes due 2004. We issued US$200 million in aggregate principal amount of 11.375% Senior Notes due 2004 (together with the 11.375% Series B Senior Notes due 2004, the "Notes") pursuant to an indenture dated as of April 25, 1997 among us, IBJ Schroder Bank and Trust Company and Citibank, N.A. We used the net proceeds of this issuance to repay short- and long-term debt owed by us and by our subsidiaries. We have since repurchased some of the Notes in the secondary market, and approximately US$180.3 million of the Notes remain outstanding. As of March 2001, US$180.27 million were outstanding.

        Under the indenture, we are subject to covenants of the type normally included in a high-yield debt transaction, including limitations on:

          o our ability to incur debt unless we satisfy a 2.5 to 1.0 EBITDA/interest ratio, subject to certain exceptions,

          o    our ability to make investments, loans or advances,

          o    our ability to create liens on our assets,

          o our ability to pay dividends or redeem or retire capital stock unless:

               o    we are not, at that time, in default under the Notes,

               o we would be permitted, at that time, to incur at least US$1 of debt under the Notes, and

               o the amount of such payment, plus all similar payments, does not exceed 50% of our consolidated cumulative net income since April 1997, plus the net proceeds of our issuances of capital stock since April 1997, plus cash returns on investments permitted under the Notes, plus US$15 million.

        The Syndicated Credit Facility. In March 2000, we entered into a US$130 million credit facility with certain banks and Citibank, N.A., as administrative agent, which we refer to as the Syndicated Credit Facility. We borrowed US$130 million under this facility and used the proceeds to refinance a US$125 million credit facility with a syndicate of banks including Banco Santander and a US$5 million short-term loan. The Syndicated Credit Facility bears interest at LIBOR plus a rate between 3.0% and 4.5%, determined based on our debt to EBITDA ratio.

        Banamex Facility I and II. In September 1997, we entered into a US$50 million credit facility, which we refer to as Banamex Facility I, with Banamex. In August, 1997, we entered into a US$20 million credit facility with Banamex, which we refer to as Banamex Facility II. We borrowed US$50 million under Banamex Facility I and US$20 million under Banamex Facility II, all of which we used to repay our short-term debt. Banamex Facility I bears interest at 9% and matures on September 29, 2002 and Banamex Facility II bears interest at LIBOR plus 1.73% and matures on August 5, 2001. Under each of these facilities, we are subject to covenants, including limitations on:

          o current ratio, which must be greater than or equal to 1.10 during the term of the loans,

          o debt/EBITDA ratio, which must be less than 5.0 for 1999 through 2002,

          o EBITDA/financial expense ratio, which must be greater than or equal to 2.00 through 2002,

          o payments of dividends by Copamex or by Papelera de Chihuahua, S.A. de C.V., Pondercel, S.A. de C.V., Papeles Higienicos de Mexico, S.A. de C.V. or Industrial Papelera Mexicana, S.A. de C.V. to Copamex (only permitted when there are no defaults under the relevant loan agreements and the payment of dividends would not cause a default),

          o debt coverage ratio, which must be greater than or equal to 1.2 during 2000 and 1.0 during 2001 and 2002,

          o total equity, which must be, at a minimum, equal to US$363 million plus 25% of consolidated net profits when positive, and

          o    substantial changes to our shareholders or management.

        Other Indebtedness. From time to time we secure short-term lines of credit, principally for trade financing and working capital purposes. These lines of credit typically do not contain any negative covenants. Our current total uncommitted short-term credit lines as of December 31, 2000 totaled US$214 million. We have approximately US$160.4 million outstanding under such short-term lines of credit as of March 31, 2001.

        In addition, we have an aggregate of approximately US$8.7 million in other long term indebtedness outstanding as of March 31, 2001. Such indebtedness was incurred primarily to finance the purchase of machinery. A portion of such indebtedness is secured by some of our machinery. These loans bear interest at a weighted interest rate of 8.64%. In addition, a portion of such indebtedness contains limitations on:

          o payments of dividends by Industrial Papelera Mexicana, S.A. de C.V. or Papeles Higienicos de Mexico, S.A. de C.V. to Copamex (only permitted when there are no defaults under the relevant loan agreements and the payment of dividends would not cause a default),

          o    EBITDA/financial expense ratio, which must be greater than 2.0,

          o    debt/EBITDA ratio, which must be less than 5.0,

          o total equity, which must be, at a minimum, equal to US$363 million plus 25% of consolidated net profits when positive, and

          o    substantial changes to our shareholders or management.


        The following table presents our amortization requirements with respect to our total indebtedness as of December 31, 2000.

Year                               In millions of U.S. dollars
----                               ---------------------------

2001............................              215.1
2002............................               91.8
2003............................               41.2
2004............................              190.9
2005 and thereafter.............                0.6
                                            -------
                                              539.6

Capital Expenditures

        We expect to make certain capital expenditures over the next few years to expand existing operations, particularly in the area of consumer products. The degree and timing of capital expenditures will remain strongly dependent on economic developments in Mexico, including inflation and exchange rates, the stability of international financial markets and the availability of suitable financing. We currently anticipate that we will spend approximately US$ 30.0 million for capital expenditures from June 1, 2001 through December 31, 2001.

        For the three-year period from January 1, 2001 through December 31, 2003, our anticipated capital expenditures, by division are as follows:

                                                  Capital
 Division                                      Expenditures
                                               ------------
In millions of U.S. dollars

Consumer products...........................           54.5
Packaging products..........................           20.7
Printing and writing products...............            7.8
                                               ------------
   Total....................................           83.0

        We intend to spend approximately US$ 24.6 million from through January 1, 2001 through December 31, 2002 to build a new tissue line and a water treatment facility in Monterrey. We expect the tissue line to have an annual production capacity of 36,500 tons and to commence operation during the second quarter of 2002.

        We expect to be able to fund other future capital expenditures and meet our other obligations from funds from operations, bank lines of credit and other financing facilities and capital infusions. We believe that funds from operations and our current bank lines of credit will be sufficient to meet our anticipated capital expenditures through 2003. We cannot assure you that additional financing will be available to meet our capital requirements or will be obtainable on terms favorable to us if it is available.

Covenant Waivers under Bank Agreements

        In December 1997, our subsidiary Sacos y Envases Industriales, S.A. de C.V., which we call SEISA, requested a waiver of the leverage ratio covenants in a credit agreement with Bancomer. Bancomer granted SEISA a waiver of compliance with that covenant for 1997. In November 1999, our leverage ratio, combined with that of our subsidiaries, exceeded that allowed by the applicable covenant in the Bancomer credit agreement; we requested a waiver of that covenant until January 2, 2001 and, in December 1999, Bancomer granted that waiver. On December 15, 2000, we prepaid the total outstanding amount of this loan which was US$1.1 million.

        We were party to a US$125 million credit facility with a syndicate of banks led by Banco Santander that had a maturity date in July 2000. In July 1999, we were required to reclassify the current portion of the facility as short-term debt for accounting purposes. That reclassification resulted in the inability of Copamex and some of our subsidiaries to comply with the current ratio and debt coverage ratio covenants under the above mentioned credit agreement with Bancomer, Banamex Facility I, Banamex Facility II and a credit facility with Banamex that was paid in June 2000. We asked Banamex and Bancomer to waive these covenants until January 2001 and in December 1999 the respective waivers were granted. When we refinanced the Banco Santander facility with the Syndicated Credit Facility in March 2000, those covenant violations were resolved.

        In December 2000 the Company requested that Banamex waive current ratio covenants under the Banamex Facilities I and II. We asked Banamex to waive those covenants until January 2, 2002, and on February 27, 2001 Banamex granted those waivers.

        On December 27, 2000 the company requested waivers for 2000 regarding the interest coverage maintenance test and the leverage incurrence test and an amendment of the interest coverage maintenance test and the leverage maintenance and incurrence tests under our US$130 million syndicated credit facility with Citibank; these waivers and amendments were obtained on February 26, 2001.

Reconciliation to U.S. GAAP

        The following table sets forth a comparison of our net income, stockholders' equity and working capital, measured as current assets minus current liabilities, in accordance with Mexican GAAP and U.S. GAAP:

                                                   At or for the Year Ended
                                                          December 31,
                                              ----------------------------------
                                                 1998        1999        2000
                                              ----------  ----------  ----------
Millions of constant December 31, 2000
pesos

Net income (loss) before minority
interest in accordance with:
   Mexican GAAP.............................  Ps.   (77)   Ps.   996  Ps.   149
   U.S. GAAP................................        248          540        261

Stockholders' equity in accordance with:
   Mexican GAAP.............................  Ps. 5,385    Ps. 6,025  Ps. 4,090
   U.S. GAAP................................      3,420        3,691      3,752

Working capital in accordance with:
   Mexican GAAP.............................  Ps.   365    Ps.  (803) Ps.  (316)
   U.S. GAAP................................        (72)      (1,273)      (781)

        The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill and inventory valuations. See the relevant descriptions below and see also Note 16 to the audited consolidated financial statements for a description of these differences.

Inflation Adjustments

        The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP, Bulletin B-10, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy. As such, Bulletin B-10 is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Capitalized Interest

        Under Mexican GAAP, the comprehensive cost of financing on assets in construction is capitalized. Under U.S. GAAP, interest must be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets.

Deferred Income Taxes

        Until December 31, 1999, Mexican GAAP, required that deferred income taxes be provided for identifiable, non-recurring timing differences at rates in effect at the time such differences originated. Benefits from tax loss carry-forwards were not allowed to be recognized before the period in which the carry-forward was utilized. See "Presentation of Financial and Other Information" for a description of the treatment relating to deferred income taxes which became effective in January 2000.

        U.S. GAAP, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") requires an asset and liability method of accounting for income taxes whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. The effect on deferred taxes of a change in tax rate is recognized in income in the period in which the change is enacted.

        SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Minority Interest

        Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity.

Amortization of Negative Goodwill

        Under Mexican GAAP, negative goodwill is classified as a deferred credit and amortized over a period of no more than five years. Under U.S. GAAP, negative goodwill is amortized over the weighted average life of the acquired fixed assets.

Inventory Valuations

        Under Mexican GAAP, a direct costing system, which considers only the variable costs of production to value inventory, is utilized. Under U.S. GAAP, inventory valuation must include all production costs, whether fixed or variable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
---------------------------------------------------

Directors

        The following table sets forth the name, age, position and term of service of each director of our company at March 31, 2001. The members of the Board of Directors are not appointed for a specific term. Directors serve subject to the discretion of the shareholders holding a majority of our equity interests.

                                                                Current Position
Name                                    Age          Position       Held Since
                                        --- ----------------------  ----------

Juan Bosco Maldonado Quiroga........... 45   Chairman of the Board     1994
Alejandro Martin Ferrigno Maldonado.... 36   Director                  1991
Gonzalo Luis Lozano Garcia............. 66   Director                  1978
Sergio de la Garza y de Silva.......... 45   Director                  2000
Roberto Maldonado Gonzalez............. 42   Director                  1992
Ricardo Maldonado Gonzalez............. 47   Director                  1992
Carlos Luis Diaz Saenz................. 41   Director                  1999

Senior Management

        The following table sets forth the name, age, position and term of service of each senior manager of our company at March 31, 2001. Senior managers are not appointed for a specific term. Senior managers serve subject to the discretion of the Board of Directors.


                                                                                     Current
                                                                                    Position
                                                                                      Held
Name                              Age                   Position                     Since
                                 ----  ---------------------------------------  ------------------
Juan Bosco Maldonado Quiroga...   45 Executive President                            1992
Alejandro Martin Ferrigno
   Maldonado...................   36 Chief Executive Officer                        1996
Gonzalo Luis Lozano Garcia.....   66 Executive Vice President                       1997
Sergio F. de la Garza y de
   Silva.......................   45 Chief Corporate Officer(1)                     1992
Armando Fernandez Murguia......   55 Chief Governmental Relationships Officer       1996
Oscar Vazquez Rojas............   61 Managing Director of Packaging Division        1999
Oscar Castillo Hinojosa........   55 Managing Director for Industrial Products      1999
                                     Division

Norberto Valverde Armendariz...   66 Chief Technical Advisor                        1999
Juan Rangel Aguilar............   44 Managing Director for Multi-wall Bags          1999
Juan Gilberto Flores Villarreal   35 Managing Director for Central America          1999
                                     Division

Jesus Armando Olvera Fonseca...   44 Managing Director of Consumer Products         1996
                                     Division
Carlos Luis Diaz Saenz.........   41 General Counsel                                1999
Francisco Javier Fuentes Garcia   50 Chief Officer of Human Resources               1997
Rogelio Martinez Cardona.......   51 Chief Officer of Internal Control and          1995
                                     Audit

Rodolfo Gutierrez Pena.........   43 Chief Officer of Financial and Tax             1991
                                     Information
Armando Vazquez Castillo.......   50 Managing Director of Corrugated Products       1999
Carlos Grave Moosbrugger.......   50 Managing Director of Purchasing and            1999
                                     Logistics

Pedro Gallardo Arellano........   49 Chief Officer of Information                   1997
Jesus Gonzalez Juarez..........   45 Chief Officer of Treasury                      1996
Jose Peregrina Gomez...........   45 Managing Director of Research and              2000
                                     Development

Manuel Gamino Mendez...........   50 Managing Director of Consumer Products         2000

                                     Operation
--------------
(1)     Also acting as Chief Financial Officer.


Family Relationships

        Juan Bosco Maldonado Quiroga is the uncle of Alejandro Martin Ferrigno Maldonado. Roberto Maldonado Gonzalez and Ricardo Maldonado Gonzalez are brothers and also cousins of Juan Bosco Maldonado Quiroga.

Statutory Auditor

        Under our corporate charter and in accordance with Mexican law, our shareholders must elect at the annual ordinary general shareholders' meeting at least one statutory auditor (comisario) and may elect a corresponding alternate statutory auditor. The primary role of a statutory auditor is to supervise all of our activities and report to our shareholders at the annual ordinary general meeting of shareholders regarding the accuracy, sufficiency and completeness of the financial information presented to the shareholders by the Board of Directors. Currently, the statutory auditor is Hector Isao Hongo Tsuji, a partner at the firm of Mancera, S.C., our independent auditors.

Biographies

        Juan Bosco Maldonado Quiroga, has been a member of the Board of Directors since April 1982, Chairman of the Board of Directors since March 1994 and Executive President since March 1992. Mr. Maldonado also served as Executive Vice President from February 1980 through March 1992. From March 1978 to January 1980, Mr. Maldonado served as production manager of SEISA. Since January 1976, Mr. Maldonado has also served in a variety of capacities with our affiliates. Mr. Maldonado holds a degree in business administration from the Universidad Nacional Autonoma de Mexico, which we refer to as UNAM.

        Alejandro Martin Ferrigno Maldonado, has been a member of the Board of Directors since March 1991 and Chief Executive Officer since June 1996. Mr. Ferrigno has also served as Chief Operating Officer from June 1994 through June 1996. From November 1990 through May 1994, he served as General Manager of Cajas y Empaques Monterrey, S.A. de C.V. and, from January 1986 through October 1990, as Commercial Manager of Copamex. Mr. Ferrigno holds a degree in industrial and systems engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey, which we refer to as ITESM.

        Gonzalo Luis Lozano Garcia, has been a member of the Board of Directors since April 1978 and Executive Vice President since August 1997. Mr. Lozano has also served in a variety of capacities with our affiliates since November 1953. From January 1950 through October 1952, he served as Audit Supervisor for the Ministry of Finance and Public Credit. Mr. Lozano holds a degree in accounting from ITESM.

        Roberto Maldonado Gonzalez, has been a member of the Board of Directors since June 1992. Mr. Maldonado has also served as Purchasing Manager of Cia. Papelera Maldonado S.A. de C.V. and as Chief Operating Officer of Recubrimientos y Laminaciones de Papel S.A. de C.V. Mr. Maldonado currently serves as General Manager of Recubrimientos y Laminaciones de Papel S.A. de C.V. Mr. Maldonado holds a degree in industrial and systems engineering from ITESM.

        Ricardo Maldonado Gonzalez, has been a member of the Board of Directors since April 1992. Mr. Maldonado has also served as Vice-minister of the Agricultural Development of Monterrey, or Subsecretario de Fomento y Desarrollo Agropecuario, and is a member of the Mexican Association of Ministries of Agricultural Development of Monterrey, or Asociacion Mexicana de Secretarios de Desarrollo Agropecuario de Monterrey. He is a member of the board of directors of Recubrimientos y Laminaciones de Papel S.A. de C.V. and serves as General Manager of Inmobiliaria Ricardo Maldonado G., S.A. de C.V. Mr. Maldonado holds a degree in agronomic engineering from Texas A&M University.

        Sergio Francisco de la Garza y de Silva, has been Chief Corporate Officer since February 1992. Mr. de la Garza has also served as Chief Financial Officer from September 1987 through February 1992. For more than eight years prior to such positions, Mr. de la Garza worked in various capacities in the banking industry: from December 1984 through September 1987, he served as Branch Manager for Banamex; and from January 1978 through June 1978, Mr. de la Garza served as Credit Analyst for Banco Mercantil de Monterrey, S.N.C. Mr. de la Garza holds a degree in public accounting from ITESM and a doctorate in administration from the University of Paris I- Sorbonne. Mr. de la Garza also holds an A.D.-2 degree from the Instituto Panamericano de Alta Direccion de Empresas, which we refer to as IPADE.

        Armando Fernandez Murguia, has been Chief Governmental Relationships Officer since July 1996. From January 1992 through July 1996, Mr. Fernandez served as General Coordinator of Copamex Comercial and from April 1978 through December 1991, he served as General Manager in Mexico for Corporativo Copamex. Mr. Fernandez holds a degree in economics from ITESM.

        Oscar Vazquez Rojas, has been Managing Director of the Packaging Division since February 2001. Mr. Vazquez has also served as Director for Consumer Products Operations from August 1997 through April 1999, and from October 1995 through July 1997 as Director for Monterrey Operations. Since October 1985, Mr. Vazquez has served in a variety of capacities with us and with our affiliates. Mr. Vazquez holds a degree in chemical engineering from UNAM. He also holds a master's degree in industrial engineering from Stanford University.

        Oscar Castillo Hinojosa, has been Managing Director for Industrial Products Division since April 1999. Mr. Castillo has also served as Director for Industrial Products Operations from August 1998 through April 1999. From February 1997 through July 1998 Mr. Castillo served as Director for Kraft Production Operations. Mr. Castillo has served in a variety of capacities with our affiliates since March 1978. Mr. Castillo holds a degree in electrical mechanical engineering and a master's degree in control from the Universidad Autonoma de Nuevo Leon, which we refer to as UANL.

        Norberto Valverde Armendariz, has been Chief Technical Advisor since April 1999. From January 1996 through July 1998, Mr. Valverde served as Operations Manager for our operations in northern Mexico. Mr. Valverde has also served in a variety of capacities with our affiliates since May 1958. Mr. Valverde holds a chemical engineering degree from ITESM.

        Juan Rangel Aguilar, has been Managing Director for the Multi-wall Bags Division since April 1999. From April 1997 through April 1999, Mr. Rangel served as Manager Logistics of Corporativo Copamex. Mr. Rangel holds a degree in electronics and communications engineering from ITESM and a master's degree in industrial engineering from the Georgia Institute of Technology.

        Juan Gilberto Flores Villarreal, has been Managing Director for Central America Division since February 1999. From July 1997 through February 1999 Mr. Flores served as Logistics Production Manager of Corporativo Copamex. From March 1995 through March 1997, Mr. Flores served as manager of point of sales of Excel Logistics, S.A. de C.V. Mr. Flores holds a degree in administration engineering from UANL. He also holds a master's degree in administration from UANL.

        Jesus Armando Olvera Fonseca, has been Managing Director for Consumer Products Sales since August 1996. From January 1994 through August 1996, Mr. Olvera served as sales manager of Ceras Johnson, S.A. de C.V. and from August 1992 through December, 1993 he served as nationwide sales manager of Mattel de Mexico, S.A. de C.V. From November 1979 through July 1992, Mr. Olvera served in a variety of capacities with Colgate Palmolive, S.A. de C.V.

        Carlos Luis Diaz Saenz, has been a member of the Board of Directors and General Counsel since April 1999. From June 1987 through September 1994, Mr. Diaz served as International Legal Manager of Fomento Economico Mexicano, S.A. de C.V. and, from September 1994 through March 1999, he served as International Legal Manager of FEMSA Cerveza, S.A. de C.V. Mr. Diaz holds a law degree from the Universidad de Monterrey, which we refer to as UDEM.

        Francisco Javier Fuentes Garcia, has been Chief Officer of Human Resources since November 1997. From December 1994 through November 1997, Mr. Fuentes served as manager of human resources with Galvak, S.A. de C.V. From February 1978 through December 1994, Mr. Fuentes also served in a variety of capacities with HYLSA, S.A. de C.V.. Mr. Fuentes holds a degree in mechanical engineering from ITESM. He also holds a master's degree in economics from the University of Utah and an A.D.-1 degree from IPADE.

        Rogelio Martinez Cardona, has been Chief Officer of Internal Control and Audit since December 1995. From September 1992 through December 1995, Mr. Martinez served as Audit Manager. Since November 1979, Mr. Martinez has served in a variety of capacities with us. Mr. Martinez holds a degree in public accounting from the Universidad Regiomontana, which we refer to as UR.

        Rodolfo Gutierrez Pena, has been Sub-Director of Financial and Tax Information since June 1991. From November 1985 through June 1991, Mr. Gutierrez served as accounting and tax supervisor for Grupo Cemex and from January 1984 through October 1985, he served as financing planning supervisor of our company. Mr. Gutierrez holds a degree in public accounting from ITESM.

        Armando Vazquez Castillo, has been Managing Director of Corrugated Products since April 1999. Mr. Vazquez served as Director of Packaging from January 1993 through April 1999. Mr. Vazquez also served in a variety of capacities with our affiliates since 1972. Mr. Vazquez holds a degree in industrial administrative engineering from UR.

        Carlos Grave Moosbrugger, has been Managing Director of Purchasing and Logistics since April 1999. From January 1994 through April 1999, Mr. Grave served as Director of Purchasing and from January 1989 through December 1993, he served as Director of Logistics. Since June 1979, Mr. Grave has served also in a variety of capacities with us. Mr. Grave holds a degree in business administration from ITESM.

        Pedro Gallardo Arellano, has been Chief Officer of Information since August 1997. From June 1980 through August 1997, Mr. Gallardo served in a variety of capacities with CYDSA. Mr. Gallardo holds a degree in computer systems engineering from ITESM.

        Jesus Gonzalez Juarez, has been Chief Officer of Treasury since December 1996. From January 1990 through December 1996, Mr. Gonzalez served as Finance Manager. Since January 1979, Mr. Gonzalez has served in a variety of capacities with us. Mr. Gonzalez holds a degree in public accounting from UDEM.

        Jose Peregrina Gomez, has been Managing Director of Research and Development since March 2000. From January 1995 through March 2000 Mr. Peregrina served as General Manager of Pondercel, and from January 1991 through December 1994, he served as Manager of Research and Development. Previously, from March 1982 through January 1991, Mr. Peregrina served as Project Manager with Cia. Industrial and from January 1975 through February 1982 he served in different capacities with Loreto & Pena Pobre. Mr. Peregrina holds a degree in chemical engineering from the Universidad de Guadalajara and a master's degree in wood, cellulose and paper from the Wood, Cellulose and Paper Institute.

        Manuel Gamino Mendez, has been Managing Director of the Consumer Products Division since July 2000. From August 1997 through June 2000 Mr. Gamino served as General Manager of Copamex. Previously, from January 1997 through August 1997 Mr. Gamino served as Plant Manager with Simec and from July 1972 through November 1996 he served in different capacities with Crisoba. Mr. Gamino holds a degree in mechanical engineering from the Universidad Michoana de San Nicolas de Hidalgo.

Compensation of Directors and Senior Management

        The aggregate amount of compensation that we paid to all directors and senior management as a group was Ps.63.1 million for 2000. We do not disclose to our shareholders or otherwise make available public information as to the compensation of our individual directors and senior managers.

Employees

        As of December 31, 1998, 1999 and 2000, we employed approximately 6,120, 6,554 and 7,098 people, respectively. Approximately 53.8% of the workforce is unionized. We negotiate biannual agreements with each of the seventeen unions that represent our workers, except that, as required by Mexican law, we renegotiate wages yearly. We have not experienced a strike in over ten years. We believe that our relations with our employees and their unions are good.

Share Ownership by Directors and Senior Management

        The following tables show the beneficial ownership of our capital stock at March 31, 2001 of each director and senior manager. Our share capital is currently divided into A, B, C, D, E, F, and G shares. The directors and senior managers do not have different or preferential voting rights with respect to those shares they own.


                                                                                                           Percentage
                                                                                                           of Total
                                                     Number of Shares Owned                                 Capital
                       ----------------------------------------------------------------------------------    Stock
                       Series   A Series   B Series   C Series   D Series      E Series F        Series G    Owned
                       ------   --------   --------   --------   --------      ----------        --------  ---------

Juan Bosco Maldonado
   Quiroga............    3,000   192,624    66,576   234,013  6,250,904         107,270               0       20.52%
Alejandro Martin                                                                                            Less than
   Ferrigno Maldonado.        0         0         0         0         0          123,257               0           1%
Ricardo Maldonado
   Gonzalez...........        0         0         0         0         0          519,830               0         1.8%


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
----------------------------------------------------------

Major Shareholders

        We are not directly or indirectly controlled by another corporation or by any foreign government.

        Our share capital is currently divided into A, B, C, D, E, F, and G shares. These different series of shares have the same par value, voting rights and are generally identical to each other in all material respects, with the exception of their date of issuance. The following tables show the beneficial ownership of our capital stock at March 31, 2001, based on an aggregate of 6,000 series A shares, 385,248 series B shares, 133,152 series C shares, 625,600 series D shares, 19,322,610 series E shares, 7,981,590 series F shares and 65,520 series G shares outstanding on that date, and each person or group of affiliated persons known by us to own more than 5% or more of any class of our capital stock.

        The major shareholders listed below do not have different or preferential voting rights with respect to those shares they own.





                                                                                                               Percentage
                                                          Number of Shares Owned                                of Total
                            ----------------------------------------------------------------------------------   Capital
                                                                                                                  Stock
                          Series A Series B   Series C   Series D   Series E      Series F        Series G        Owned
                          -------- --------   --------   --------   --------      --------        --------      ---------
Maldonado Quiroga family

   members..............    6,000  385,248     133,152    468,026 10,501,808       214,540              --         41.06%
Dinamica Industrial
   Empresarial, S.A. de

   C.V.(1)..............       --       --          --         --  8,820,802     2,760,620          26,167         40.70%
Maldonado Gonzalez family

   members..............       --       --          --         --         --     2,430,457              --          8.52%
Milenium Inversiones de
   Capital, S.A. de

   C.V.(1)..............       --       --          --    157,574         --       992,150              --          4.03%
Corporacion Chihuahua,
   S.A. de C.V..........       --       --          --         --         --       215,100              --          0.75%
Consorcio de Bienes
   Raices del Norte, S.A.
   de C.V.(1)...........       --       --          --         --         --     1,171,498              --          4.11%
Others..................       --       --          --         --         --       197,225          39,353          0.83%

-----------
(1)     Wholly owned by members of the Maldonado Quiroga family.

        No portion of our capital stock is held in the United States or by any resident of the United States.

        Prior to December 2, 1997, we were a holding company whose assets included, among other things, a 72.0% ownership interest in Copamex Industrias, S.A. de C.V., also known as COINSA, a Mexican company engaged in the production and sale of pulp and paper products. Our assets also consisted of assets not related to the paper business. On February 28, 1998, COINSA was merged into us. On December 2, 1997, we sold our assets that were not related to the pulp and paper business. Immediately prior to the merger, the ownership of the single class of common stock of COINSA by each stockholder known to COINSA was as follows: Copamex, with 23,028,008 shares, or 72.0%, Copamex Turismo, S.A. de C.V., with 4,220,437 shares, or 13.2%, Maldonado Gonzalez family members, with 2,594,722 shares, or 8.1%, Corporacion Chihuahua, S.A. de C.V., with 1,291,265 shares, or 4.0%, the Maldonado Quiroga family members, with 815,615 shares, or 2.6% and others, with 49,953 shares, or 0.2%.

        We do not know of any arrangements which may result in a change of control of Copamex.

Related Party Transactions

        Through our subsidiary Corporativo Copamex, S.A. de C.V., we provide corporate and administrative services to our affiliates. We believe that these services are provided on a fair market value basis. Corporativo Copamex, S.A. de C.V., generated revenues for these services of Ps. 7.6 million in 1999 and Ps.
17.5 million in 2000.

        During 2000, we made loans to Dinamica Industrial Empresarial, S.A. de C.V., a company which is wholly owned by the Maldonado Quiroga family, our principal shareholders, and that owns shares representing 40.7% of our capital stock. On December 31, 2000, the outstanding amount of these loans was Ps. 191.1 million. These loans bear interest at a variable rate equivalent to the rate resulting from the Mexican Interbanking Balanced Rate (TIIE) plus 2.25 points (such rate was 21% on December 31, 2000), which spread may be changed according to market conditions; the interest is payable monthly. The principal amount of this loan was due on December 31, 2002 but was prepaid in May 2001.

        Through our subsidiaries Cia. Papelera Maldonado, S.A. de C.V. and Papelera de Chihuahua, S.A. de C.V. we make sales of kraft paper to Corrugado y Fibra, S.A. de C.V., a manufacturer company of corrugated boxes wholly owned by Dinamica Industrial Empresarial, S.A. de C.V. On December 31, 2000 the amount of the account receivable from such sales was Ps. 34.1 million. The sales conditions are 45 days from date of invoice.

        In April, 2000, one of our affiliates, Dinamica Industrial Empresarial, S.A. de C.V., acquired 100% of the shares of Corrugado y Fibra, S.A. de C.V., (COFISA). Simultaneously with this acquisition, Dinamica acquired from the shareholders of COFISA a 31,000 ton-per-year corrugated container plant. We intend to acquire these and other assets when our financial condition allows us to do so without incurring debt. We cannot assure you that we will be able to acquire these assets at all or that we will be able to do so without acquiring debt. We currently provide corporate and operating services to COFISA.

        Starting in July 2000, through our subsidiary Copamex Comercial, S.A. de C.V., we started to sell and distribute all the production of baby diapers manufactured by Copamex Higiene Infantil, S.A. de C.V. (COHINSA), a company controlled by Dinamica Industrial Empresarial, S.A. de C.V. On December 31, 2000 the balance of the accounts payable to COHINSA was Ps. 46.9 million. The sales conditions are 60 days from date of invoice.

        On August 31, 2000, COHINSA acquired all of the assets owned by Drypers Corporation in Mexico. Drypers Corporation is a U.S. corporation engaged in the production and sale of diapers, training pants and baby wipes. These assets consisted of equipment and working capital located in Guadalajara used in the production and sale of diapers in Mexico, and related contract rights and intellectual property. We entered into an agreement to provide COHINSA with corporate, marketing and sales services. We also intend to acquire all of these assets when our financial condition allows us to do so without incurring debt. We cannot assure you that we will be able to acquire these assets at all or that we will be able to do so without acquiring debt.

ITEM 8.  FINANCIAL INFORMATION
------------------------------

        See "Item 18: Financial Statements." For information on our dividend policy, see "Item 3: Key Information-- Dividends." For information on legal proceedings related to us, see "Item 10: Additional Information-- Legal Proceedings."

ITEM 9.  THE OFFER AND THE LISTING
----------------------------------

        On April 25, 1997, we issued US$200 million in aggregate principal amount of our 11.375% Senior Notes Due 2004 under an exception to the registration requirement of Securities Act of 1933, as amended (the "Securities Act"). These notes were subsequently exchanged for notes registered with the U.S. Securities and Exchange Commission pursuant to the Securities Act ("11.375% Series B Senior Notes due 2004"). As of March 1, 2001, US$178.7 million of our 11.375% Series B Senior Notes due 2004 and US$1.57 million of the 11.375% Senior Notes Due 2004 were outstanding. Neither of these notes are traded on any stock exchange or regulated market.

        Our stock is not traded on any stock exchange and is sold rather infrequently and at varying prices, usually in connection with the purchase of assets. Thus, the market for our stock is somewhat illiquid.

ITEM 10.  ADDITIONAL INFORMATION
--------------------------------

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

        Set forth below is a description of the significant provisions of our bylaws and applicable Mexican law. This description is only a summary and is qualified by reference to our bylaws, a copy of which is filed as an exhibit to this annual report, and applicable Mexican law.

General

        We are a corporation (sociedad anonima de capital variable) organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in Vol. 215, Page 3, Number 156 of the Public Registry of Commerce in Monterrey, Mexico (Registro Publico de Comercio de Monterrey) on April 6, 1976. We have a corporate life of 99 years. Our corporate purpose, as fully described in Clause Fourth of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (1) create, administer and hold shares in various corporations and other business organizations; (2) enter into contracts; (3) issue securities and take all actions with respect to securities of any kind;
(4) enter into loans and other credit obligations and provide guarantees; (5) acquire, sell and maintain real property; (6) perform or receive professional, technical or consulting services; (7) acquire, license or use intellectual property; (8) act as an agent or representative and (9) perform any acts necessary to accomplish the foregoing and our other powers contained in the bylaws but not listed herein.

Directors

        Our bylaws provide that the management of the corporation shall be vested in the Board of Directors. Each director is elected by a simple majority of the shares and there are no provisions for cumulative voting. The size of the Board of Directors, is determined by the shareholders at the annual ordinary general shareholders' meeting. The directors serve for an indefinite term until they resign or are removed by the shareholders. A majority of directors is needed to constitute a quorum and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

        Under Mexican law, any member of the Board of Directors who has a conflict of interest with the corporation in any transaction must disclose such fact to the other directors and abstain from voting. Any member of the Board of Directors voting on a business transaction in which its interest conflicts with ours may be liable for damages caused to the corporation if such transaction would not have been approved without such member's vote.

        Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by resolution passed by a majority of the shareholders at an ordinary shareholder's meeting. As directors have the general duty to oversee for the good conduct of business, the breach of this duty is actionable. In the event the majority of the shareholders decide to bring such action, the person against whom such action is brought will immediately cease to be a member of the Board of Directors. Additionally, shareholders representing not less than 33% of our outstanding shares may directly take such action against the members of the Board of Directors, provided that (i) such shareholders have not voted against taking such action at the relevant shareholder's meeting, and (ii) the claim in question covers damage alleged to have been caused to the corporation and not merely to the individual plaintiff. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing the action.

        No member of the Board of Directors is empowered to act alone but only as part of the Board of Directors, unless expressly vested with a power of attorney, in which case such member will act as an authorized representative and not in his capacity as a member of the Board of Directors.

Share Rights and Preferences and Restrictions

        Our share capital is currently divided into A, B, C, D, E, F, and G shares. These different series of shares have the same par value, voting rights and are generally identical to each other in all material respects, with the exception of their date of issuance.

Voting Rights and Shareholders' Meetings

        Each share, regardless of the series held, entitles the holder thereof to one vote at any general meeting of our shareholders. Holders of any series are entitled to elect all members of the Board of Directors.

        Under Mexican law, the holders of shares of any series are also entitled to vote at a special shareholders' meeting on any action that would prejudice the rights of holders of such series but not the rights of holders of all other shares. Such a holder would be entitled to judicial relief against any such action affecting a particular series taken without the approval of holders of that series at such a meeting. A shareholder who believes an action requires a special meeting may demand that the Board of Directors or the statutory auditor call such meeting. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected shareholder, and the necessity for a vote at a special meeting would ultimately be determined by a Mexican court of competent jurisdiction. Mexican law does not provide guidance on the criteria to be applied in making such a determination.

        General shareholders' meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Mexican Companies Law and our bylaws including, principally, changes in the fixed portion of the capital stock and other amendments to the bylaws, anticipated dissolution and liquidation, merger, transformation from one type of corporate form to another, change in nationality and change in corporate purpose. Ordinary general shareholders' meetings must be held at least annually during the four months following the end of each fiscal year, to consider the matters specified in Article 181 of the Mexican Companies Law including, principally, the election of directors and the statutory auditor, the approval of the report of the Board of Directors regarding our performance and our financial statements for the preceding fiscal year, the allocation of our profits and losses for the preceding year and payments of dividends.

        Under our bylaws, the quorum for an ordinary general meeting is at least 50% of the shares, provided that it is the first attempt to convene a meeting, and action may be taken by a majority of the shares present. If a quorum is not available on the first attempt to convene a meeting, a second meeting may be called, at which action may be taken by a majority of shares present, regardless of the number of shares present. The quorum for the first attempt to convene a general extraordinary meeting or a special meeting is 75% of the outstanding shares. If a quorum is not available on the first attempt, a second meeting may be called, provided that at least 50% of the outstanding shares is represented. Whether on the first or subsequent attempts, for a resolution of a general extraordinary meeting to be validly adopted, the favorable vote of the holders of at least 50% of the outstanding shares is required.

        Shareholders' meetings may be called by the Board of Directors, the statutory auditor or any Mexican court of competent jurisdiction. The Board of Directors or the statutory auditor may be required to call a meeting of shareholders by the holders of 33% of our outstanding capital stock.

        In addition, the Board of Directors or the statutory auditor must call a shareholders' meeting at the written request of any shareholder if no ordinary general shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during such a period have not considered the items mentioned in Article 181 of the Mexican Companies Law, discussed above. In the event that a meeting is not called within 15 days following the date of such a request, a Mexican court may require such meeting to be called.

        Notice of meetings must be published in the official gazette in our domicile or in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Shareholders' meetings may be held without such publication provided that 100% of the outstanding shares with voting rights on the matters to be addressed by such meeting are represented. In order to attend a shareholders' meeting, a shareholder must request and obtain an admission card by furnishing, at least one business day before the time set for holding the shareholders' meeting, appropriate evidence of its ownership of shares and depositing such shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses. See "--Registration and Transfer."

        Under Mexican law, holders of 33% of our outstanding capital stock may request that any shareholder action be suspended by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders who were entitled to vote on the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, were voted against it.

Dividends and Distributions

        At the annual ordinary general shareholders' meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of any series for their consideration. The shareholders, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation). At December 31, 2000, our legal reserve fund was equal to 5% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See "Item 3: Key Information--Dividends."

        Holders of any series have equal rights, on a per share basis, to dividends and other distributions, including any distributions upon our liquidation. Partially paid shares may participate in any distribution to the extent that such shares have been paid at the time of the distribution or, if not paid, only with respect to the proportion paid.

        Statute of limitations regarding claims of dividends or other distributions is five years, after which time the relevant company is released from such payment obligations.

Liquidation

        Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders' general meeting to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Changes in Capital Stock

        An increase of capital stock may generally be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. An increase of capital stock generally may not be effected until all previously issued and subscribed shares of capital stock have been fully paid. Generally, a reduction of capital stock may be effected to absorb losses, to redeem shares, or to release shareholders from payments not made. A reduction of capital stock to redeem shares is effected by reimbursing holders of shares pro rata or by lot. Shareholders may also approve the redemption of fully paid shares with retained earnings.

        The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary meeting and an amendment to the bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary meeting. See "--Other Provisions--Fixed and Variable Capital."

        No resolution by the shareholders is required for decreases in capital stock resulting from exercise of the right to withdraw variable shares or from our purchase of shares or for increases in capital stock resulting from our sale of shares that we previously purchased. See "--Other Provisions--Our Purchase of Shares" and "--Other Provisions--Appraisal Rights."

Preemptive Rights

        Except in certain limited circumstances, in the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion or following the date of the shareholders' meeting at which the capital increase was approved if all shareholders were represented at such meeting; otherwise such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share.

Foreign Investment Restrictions

        Under our bylaws, foreign investors may purchase shares and, as a result, vote at shareholder meetings.

Registration and Transfer

        Our shares are evidenced by certificates in registered form, which may have dividend coupons attached. We maintain a stock registry, and in accordance with Mexican law, we recognize as our shareholders only those holders listed in the stock registry. Shareholders may hold their shares in the form of physical certificates which, together with notations made in our stock registry, evidence ownership of those shares.

Other Provisions

        Fixed and Variable Capital

        As a corporation with variable capital, we are permitted to issue shares constituting variable capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at a general ordinary shareholders' meeting.

        Under our bylaws, variable capital is unlimited and thus may be increased up to any amount. Outstanding variable capital shares, if any, may be fully withdrawn by the holders thereof. The minimum fixed portion of our capital stock cannot be withdrawn. A holder of variable capital stock that wishes to effect a total or partial withdrawal of such stock is required to notify us in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the following fiscal year.

        Redemption of our variable capital stock is made at the lower of (i) 95% of the average share price quoted on the Mexican Stock Exchange during the 30 business days prior to the date on which the withdrawal is to become effective or (ii) the book value per variable capital share as calculated from our financial statements (as approved at a general ordinary shareholders' meeting) for the fiscal year at the end of which the withdrawal is to become effective. Any such amount to be paid by us would become due on the day following the general ordinary shareholders' meeting referred to in clause (ii) above.

        Forfeiture of Shares

        As required by Mexican law, our bylaws provide that our current or future foreign shareholders are required to consider themselves as Mexican nationals with respect to our shares that they may acquire or of which they may be owners, and with respect in the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are a party with the Mexican authorities. Such shareholders cannot invoke the protection of their government under penalty of forfeiting to the Mexican State the corporate ownership interest that they may have acquired. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If the shareholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican State. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by non-Mexican investors.

        Shareholder Conflicts of Interest

        Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder's vote.

        Appraisal Rights

        Whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from us and receive the amount calculated as specified under Mexican law attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general meeting of shareholders.

Rights of Shareholders

        The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. However, an action for civil liabilities against members of the Board of Directors may be initiated by resolution passed by a majority of the shareholders at an ordinary shareholder's meeting. Additionally, shareholders representing not less than 33% of our outstanding shares may directly take such action against the members of the Board of Directors, provided that (i) such shareholders have not voted against taking such action at the relevant shareholder's meeting, and (ii) the claim in question covers damage alleged to have been caused to the corporation and not merely to the individual plaintiff, as described above under "--Directors."

        As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

        We have been advised by Carlos Luis Diaz Saenz, our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. Federal securities laws. Because substantially all of our assets are located in Mexico, holders of our securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against us without the benefit of the U.S. federal securities laws.

                               MATERIAL CONTRACTS

Related Party Transactions

        Our agreements with related parties are described in "Item 7: Major Shareholders and Related Party Transactions--Related Party Transactions."

Major Indebtedness

        A description of our significant debt obligations is contained in "Item 5: Operating and Financial Review and Prospects--Liquidity and Capital Resources--Liquidity."

                                LEGAL PROCEEDINGS

        We are a party to various other legal proceedings in the ordinary course of our business. We do not expect such proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition. As a result, we have not set aside any reserves for these litigation contingencies.

                                EXCHANGE CONTROLS

        Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3: Key Information -- Exchange Rate Information."

                                    TAXATION

        The following is a summary of certain Mexican federal tax consequences and U.S. federal income tax consequences under present law with respect to the purchase, ownership and disposition of the Notes. For U.S. federal income tax purposes, it addresses only investors that purchased Notes in the original offering at the original offering price who hold the Notes as capital assets and whose functional currency is the U.S. dollar. The discussion does not address all Mexican federal tax consequences or U.S. federal income tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors such as banks, dealers, traders who elect to mark to market, tax-exempt entities, persons that will hold Notes through a partnership or other pass-through entity, insurance companies and investors who hold the Notes as part of a hedge, straddle, conversion or integrated transaction. The discussion also does not address any tax consequences under the tax laws of any state or locality of Mexico or the United States. In addition, aspects of Mexican tax law that may be applicable to the holders of the Notes or owners of beneficial interests in Notes, including foreign corporations, that are owned or controlled by Mexican entities are not discussed.

        This summary is based on the tax laws of Mexico and the United States as in effect on the date of this annual report. Such tax laws are subject to change, which change could affect the continued validity of this summary. This summary does not constitute tax advice; prospective purchasers of the Notes are advised to consult their own tax advisors in respect of the consequences that the purchase, ownership or disposition of the Notes may have under the laws of a particular jurisdiction.

United States/Mexico Tax Treaty

        A Convention for the Avoidance of Double Taxation, together with a related Protocol thereto (collectively, the "Tax Treaty"), between Mexico and the United States took effect on January 1, 1994. Certain provisions of the Tax Treaty that may affect the taxation of certain U.S. Holders (as defined herein) are summarized below under "Mexican Taxation." The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

Mexican Taxation

General

        The following is a general summary of the principal consequences, under Mexico's income tax law (Ley del Impuesto sobre la Renta) (the "Law"), rules and regulations thereunder as currently in effect, and under the Tax Treaty, of the purchase, ownership and disposition of the Notes by a holder that is not a resident of Mexico for tax purposes and will not hold Notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or a fixed base in Mexico (a "Foreign Holder"). For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her domicile in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is established under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment or a fixed base in Mexico of a foreign person will be regarded as a resident of Mexico, and such permanent establishment or fixed base will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment or fixed base.

Taxation of Payments of Interest

        Under the Law, payments of interest (including original issue discount which is deemed interest under the Law) made by us in respect of the Notes to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10.0% as the Notes were registered in the Special Section of the National Registry of Securities and Intermediaries (the "RNVI"). Foreign Holders residing in the United States should be aware that such Holders may be eligible for the Reduced Rate (as defined below). Other Foreign Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under such treaty.

        Mexican law specifies that payments of interest made by us in respect of our Notes to a Foreign Holder are subject to a reduced withholding tax rate of 4.9% (the "Reduced Rate"), if:

          o our Notes are placed by banks or investment banks in a country with which Mexico has entered into a treaty for the avoidance of double taxation, and such treaty is in effect;

          o    our Notes are registered with the Special Section of the RNVI;

          o we comply with the information requirements specified from time to time by the Ministry of Finance and Public Credit under its general rules; and

          o the effective beneficiaries who, whether acting directly or indirectly, jointly or severally, receive more than 5% of the interest paid under the Notes are not (i) our shareholders holding 10% or more of our voting stock, directly, indirectly, jointly or severally, or (ii) corporations or other entities 20% or more of the stock of which is owned, either directly or indirectly, jointly or severally, by persons related to us.

        As of March 31, 2001, we have met the conditions listed above. If all of the conditions specified above are not satisfied, the Mexican withholding tax rate applicable to payments of interest under our Notes may be significantly higher.

        We have agreed, subject to exceptions, to pay additional amounts in respect of Mexican withholding taxes applicable to interest payments on the Notes.

        Payments of interest made by us in respect of the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes if any such fund (i) is duly organized pursuant to the laws of its country of origin,
(ii) is exempt from income tax in that country and (iii) is registered with the Ministry of Finance and Public Credit for that purpose.

        Under Mexican law, payments of principal made by the Company in respect of the Notes to a Foreign Holder will not be subject to Mexican withholding taxes.

Dispositions

        The sale or other disposition of the Notes by a Foreign Holder will not be subject to Mexican income or withholding taxes.

Estate or Similar Tax

        A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar tax with respect to its holdings.

U.S. Federal Income Taxation

        The following summary contains a description of the principal U.S. federal income tax consequences pertaining to the purchase, ownership, and disposition of the Notes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of the Notes pursuant to this offering. This summary is based on the Internal Revenue Code of 1986, as amended, (the "Code"), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, as in effect on the date of this annual report, all of which are subject to change, possibly with retroactive effect.

        For purposes of this discussion, a "U.S. Holder" is any beneficial owner of the Notes that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Notes. A "Non-U.S. Holder" is any beneficial owner of the Notes that is not a U.S. Holder for U.S. federal income tax purposes.

U.S. Holders

        Interest and Additional Amounts. A U.S. Holder will treat the gross amount of interest (including Additional Amounts, if any) paid in respect of the Notes as ordinary interest income at the time that it is paid or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder's taxable income. For foreign tax credit purposes, during any period in which the rate of withholding is less than 5%, such income generally will constitute "passive income" or, in the case of certain holders, "financial services income." If the Mexican withholding tax rate applicable to the U.S. Holder is 5% or more, such income generally will constitute "high withholding tax interest."

        The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

        Disposition of the Notes. In general, a U.S. Holder of the Notes will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Notes equal to the difference between the amount realized on the disposition (to the extent such amount does not represent accrued but unpaid interest which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder's adjusted basis in the Notes, which will generally equal the holder's acquisition price for the Notes. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder holds the Notes for more than one year prior to disposition. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum rate of 20%.

Non-U.S. Holders

        Subject to the discussion of backup withholding below, a Non-U.S. Holder of Notes generally will not be subject to U.S. federal income tax, including withholding taxes, on any payments of interest and Additional Amounts paid in respect of the Notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

        Subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax on any capital gain realized on the sale or exchange of the Notes, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or
(ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. In addition, the Notes held by an individual holder who at the time of death is a nonresident alien will not be subject to U.S. federal estate tax.

        Any interest, Additional Amounts or gain that is effectively connected with a Non-U.S. Holder's trade or business in the United States generally will be taxed on a net income basis at the graduated rates applicable to U.S. Holders, unless an applicable income tax treaty provides otherwise. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to a branch profits tax at a rate of 30% or a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

        The Paying Agent may be required to file information returns with the U.S. Internal Revenue Service with respect to payments made to certain U.S. Holders of the Notes. In addition, certain U.S. Holders may be subject to a backup withholding tax in respect of such payments, unless they (i) provide their taxpayer identification numbers to the Paying Agent and certify that they are not subject to backup withholding or (ii) otherwise establish an exemption from backup withholding tax. Non-U.S. Holders of the Notes may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

        Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

               THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE U.S. FEDERAL OR OTHER TAX LAWS.

                              DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file reports and other information with the Securities and Exchange Commission (the "Commission"). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20459. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, materials filed by us can be inspected and copied at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York, 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------

Interest Rate Risk

        Our earnings are affected by changes in interest rates, because we are exposed to interest rate risk on our existing floating rate debt and any new floating rate debt that we incur. Our principal indebtedness at December 31, 2000 and the interest payable thereon included the following:

          o our short-term debt, primarily in the form of revolving lines of credit, amounted to US$150.1 million and bears interest at a weighted-average variable rate of 9.56%.

          o our long-term bank debt amounted to US$209.2 million and bears interest at the following rates:

               o    for a US$130.0 million portion, three-month LIBOR plus 4.0%,

               o    for a US$50.0 million portion, 9.0%,

               o for a US$20.0 million portion, six-month LIBOR plus 1.73%, and

               o for the remaining US$9.2 million, with a weighted average rate of 8.65%.

               o our Notes, of which US$180.27 million remain outstanding as of March 2001, bear interest at a fixed rate of 11.375%.

Hedging Arrangements

        We are not currently party to any interest rate hedging arrangements related to our dollar denominated obligations.

Foreign Exchange Rate Risk

        Our debt obligations are denominated in U.S. dollars while we generate revenues in pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not plan to enter into hedging transactions with respect to these foreign currency risks, but we continue to consider the appropriateness of this option. Mexico maintains a floating exchange rate regime and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our liquidity and on our ability to meet our debt obligations. At December 31, 2000, a hypothetical 10% devaluation of the peso relative to the U.S. dollar would give us a Ps.518.5 million (US$49.1 million) exchange loss on our debt over a one-year period.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
---------------------------------------------------------

        None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE
--------------------------------------------------------------------------
USE OF PROCEEDS
----------------

        None.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS
------------------------------

        Our financial statements are included in this Form 20-F beginning at page F-1.

ITEM 19.  EXHIBITS
------------------


                             LIST OF EXHIBITS
  NUMBER                       DESCRIPTION
  ------                       -----------

     1         Our bylaws (estatutos), together with an English translation.

     2(b)(1) Indenture, dated April 25, 1997, among us, IBJ Schroder Bank & Trust Company, as Trustee, and holder from time to time of the senior notes due 2004.*

     2(b)(2)   Registration Rights Agreement.*

     4(a)(1) Contract among us, Papeles Industriales Crisoba, S.A. de C.V., Fincas Industriales, S.A. de C.V. and SCA Molnlycke AB for the acquisition of 51% of the shares of Sancela, S.A. de C.V., dated September 19, 1996.*

     4(a)(2) Contract among us, Papeles Higienicos del Centro, S.A. de C.V. and Kimberly-Clark de Mexico, S.A. de C.V. for the acquisition of a tissue manufacturing facility in Ecatepec, Mexico, dated April 24, 1997.*

     4(a)(3)   Summary of Restructuring Agreement dated July 26, 1996.*

     7         Calculation of ratio of earnings to fixed charges.

     8         List of most important subsidiaries as of June 1, 2001.

* Previously filed in Registration Statement on Form F-4, as amended (File No. 333-7238), originally filed with the Commission on July 29, 1997. Incorporated herein by reference.

                          Index to Financial Statements

         Consolidated Financial Statements of Copamex, S.A. de C.V. and
                Its Predecessor, Copamex Industrias, S.A. de C.V.

                                                                            Page
                                                                            ----

Annual Financial Information
   Report of Independent Accountants......................................   F-2
   Consolidated Balance Sheets as
   of December 31, 2000 and 1999..........................................   F-3
   Consolidated Statements of Income
   for the years ended December 31, 2000,
   1999 and 1998..........................................................   F-4
   Consolidated Statements of Changes in Financial
   Position for the years ended December 31, 2000,
   1999, 1998.............................................................   F-5
   Consolidated Statements of Changes in
   Stockholders' Equity for the years ended
   December 31, 2000, 1999 and 1998.......................................   F-6
   Notes to the Consolidated Financial Statements.........................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of

Copamex, S.A. de C.V.

         We have audited the accompanying consolidated balance sheets of Copamex, S.A. de C.V. and Subsidiaries, as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2000 financial statements of certain wholly-owned subsidiaries, which statements reflect total assets constituting 3.64% and total revenues constituting 5.76%, of the related consolidated totals in 2000. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for those subsidiaries, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in Mexico, and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copamex, S.A. de C.V. and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations, and changes in their consolidated financial position for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in Mexico which differ in certain respects from those followed in the United States (see Note 16).

         As mentioned in Note 1 to the accompanying financial statements, effective January 1, 2000 the Company adopted the requirements of the new Mexican accounting Bulletin D-4 "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants. The new Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non- recurring and that had a know turnaround time.

                                    MANCERA, S.C.
                                    Member of
                                    Ernst & Young International

                                    C.P. Hector Hongo Tsuji

Garza Garcia, N.L.
February 2, 2001
Except for note 15 as to which the
date is March 3, 2001

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                        As of December 31, 2000 and 1999
          (Thousands of constant Mexican pesos as of December 31, 2000)

                                                                                                  2000                 1999
                                                                                           ------------------  ------------------
                                                               Assets
Current assets:
Cash and cash equivalents..............................................................         Ps.     34,901     Ps.     42,220
Trade receivables, net of allowance for doubtful accounts of Ps. 39,454 in 2000 and Ps.
   37,440 in 1999......................................................................              1,678,943          1,501,885
Related parties--Note 7................................................................                 41,460              1,477
Other accounts receivable--Note 10.....................................................                231,974            120,169
Inventories--Note 2....................................................................              1,041,144          1,134,746
Prepaid expenses.......................................................................                117,368             57,607
                                                                                            ------------------  -----------------
   Total current assets................................................................              3,145,790          2,858,104
Investment in shares and other assets..................................................                  3,710              2,946
Related parties--Note 7................................................................                191,102                 --
Property, plant and equipment, net--Note 3.............................................              8,722,330          8,998,812
Goodwill...............................................................................                 43,894             36,592
Intangible assets--Note 4..............................................................                593,468            552,423
                                                                                            ------------------  -----------------
   Total assets........................................................................         Ps. 12,700,294     Ps. 12,448,877
                                                                                            ==================  =================
                                                Liabilities and stockholders' equity

Current liabilities:
Bank loans--Note 5.....................................................................         Ps.  1,442,435     Ps.  1,177,359
Current portion of long-term debt......................................................                623,663          1,337,840
Suppliers..............................................................................                813,460            744,487
Related parties--Note 7................................................................                 41,610                 --
Other accounts payable--Note 10........................................................                525,355            333,702
Income tax, asset tax and employee profit sharing......................................                 15,842             67,629
                                                                                            ------------------  -----------------
   Total current liabilities...........................................................              3,462,365          3,661,017
                                                                                            ------------------  -----------------
Long-term liabilities:
Long-term debt--Note 5.................................................................              3,118,717          2,693,113
Labor obligations--Note 8..............................................................                 83,341             70,034
Deferred income taxes--Note 11.........................................................              1,945,533                 --
                                                                                            ------------------  -----------------
   Total long-term liabilities.........................................................              5,147,591          2,763,147
                                                                                            ------------------  -----------------
   Total liabilities...................................................................              8,609,956          6,424,164
                                                                                            ------------------  -----------------
Stockholders' equity--Note 9:
Capital stock..........................................................................              4,623,454          4,616,616
Additional paid-in capital.............................................................                  6,069                 --
Retained earnings......................................................................              1,487,636          1,374,878
Deficit from restatement of stockholders' equity.......................................              (347,883)          (140,035)
Cumulative effect of deferred income taxes.............................................            (1,854,136)                 --
                                                                                            ------------------  -----------------
Total majority stockholder's equity....................................................              3,915,140          5,851,459
Minority interest......................................................................                175,198            173,254
                                                                                            ------------------  -----------------
   Total stockholders' equity..........................................................              4,090,338          6,024,713
                                                                                            ------------------  -----------------
   Total liabilities and stockholders' equity..........................................         Ps. 12,700,294     Ps. 12,448,877
                                                                                            ==================  =================

                             See accompanying notes.

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
                        Consolidated Statements of Income
              For the years ended December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)


                                                         2000                    1999                    1998
                                                 ---------------------   ---------------------    --------------------
Net sales                                          Ps.    7,535,380        Ps.    6,769,894        Ps.    6,548,280
Cost of sales                                            (5,132,907)             (4,474,693)             (4,393,570)
                                                 ---------------------   ---------------------    --------------------
Gross margin                                              2,402,473               2,295,201               2,154,710
Selling and administrative expenses                      (1,649,190)             (1,400,428)             (1,265,136)
                                                 ---------------------   ---------------------    --------------------
Operating income                                            753,283                 894,773                 889,574
Comprehensive financing income (cost):
Interest income                                              26,135                  19,781                  49,331
Interest expense                                           (610,371)               (581,535)               (630,170)
Exchange gain (loss), net--Note 10                          (89,553)                230,969              (1,232,216)
Result from monetary position                               364,341                 556,963                 862,749
                                                 ---------------------   ---------------------    --------------------
                                                           (309,448)                226,178                (950,306)
Other (loss) income, net--Note 10                            (67,438)               (21,705)                 17,239
                                                 ---------------------   ---------------------    --------------------
Income (loss) before income and asset taxes,
and employee profit sharing                                 376,397               1,099,246                 (43,493)
Income tax--Note 11                                        (221,105)                (97,531)                (28,084)
Employee profit sharing                                      (6,394)                 (5,434)                 (4,986)
                                                 ---------------------   ---------------------    --------------------
Income (loss) before minority interest                      148,898                 996,281                 (76,563)
Minority interest                                           (36,140)                (53,998)                (30,593)
                                                 ---------------------   ---------------------    --------------------
Net income (loss) for the year                              112,758                 942,283                (107,156)
Weighted average common shares outstanding               28,482,921              28,454,200              27,123,935
Net income (loss) per common share (in pesos)      Ps.            3.95     Ps.           33.11     Ps.           (3.95)
                                                 =====================   =====================   =====================

                             See accompanying notes

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
            Consolidated Statements of Changes in Financial Position
              For the years ended December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)


                                                                             2000                1999                1998
                                                                   ------------------  ------------------   -----------------

Operating activities:
Income (loss) before minority interest............................      Ps.   148,898      Ps.    996,281       Ps.  (76,563)
Items not requiring the use of resources:
   Allowance for doubtful accounts................................              4,987               4,661               6,252
   Depreciation and amortization..................................            455,178             446,348             425,177
   Provision for labor obligations................................             12,153              10,028               8,971
   Deferred income tax............................................            199,648                  --                  --
                                                                   ------------------  ------------------   -----------------

                                                                              820,864           1,457,318             363,837
   Trade receivables..............................................          (182,045)           (179,007)            (37,466)
   Inventories....................................................           (79,720)           (194,828)           (136,261)
   Prepaid expenses...............................................           (59,761)              10,852             (4,359)
   Suppliers......................................................             68,974              74,396            (67,309)
   Other accounts receivable and payable, net.....................             82,628              92,557              86,251
   Income tax, asset tax and employee profit sharing..............           (51,787)              56,780            (19,637)
                                                                   ------------------  ------------------   -----------------
Resources provided by operating activities........................            599,153           1,318,068             185,056
                                                                   ------------------  ------------------   -----------------
Financing activities:
   Short-term bank loans..........................................          (449,101)           (156,347)             526,493
   Proceeds from bank borrowings and issuance of long-term debt...          1,249,274              21,215             613,393
   Bonds..........................................................          (133,378)            (78,116)             208,505
   Payments of long-term debt.....................................          (690,292)           (682,249)           (868,177)
   Related parties................................................          (191,102)                  --                  --
   Cash dividends paid............................................                 --           (178,041)            (85,233)
   Minority interest..............................................           (12,454)            (22,298)           (215,630)
                                                                   ------------------  ------------------   -----------------
Resources (used in) provided by financing activities..............          (227,053)         (1,095,836)             179,351
                                                                   ------------------  ------------------   -----------------
Investing activities:
   Property, plant and equipment, net.............................          (288,166)           (343,524)           (391,852)
   Intangible assets..............................................           (82,184)            (18,112)               8,819
   Goodwill.......................................................            (8,305)                  --                  --
   Other investments..............................................              (764)               2,666               2,253
                                                                   ------------------  ------------------   -----------------
Resources used in investing activities............................          (379,419)           (358,970)           (380,780)
                                                                   ------------------  ------------------   -----------------
Decrease in cash and cash equivalents.............................            (7,319)           (136,738)            (16,373)
Cash and cash equivalents at the beginning of year................             42,220             178,958             195,331
                                                                   ------------------  ------------------   -----------------
Cash and cash equivalents at the end of year......................      Ps.    34,901      Ps.     42,220         Ps. 178,958
                                                                   ==================  ==================   =================

                             See accompanying notes

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
           Consolidated Statements of Changes in Stockholders' Equity
              For the years ended December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)


                                                                          Excess
                                                                        (deficit)
                                                                           from
                                                                       restatement     Accumulated
                                           Additional                       of          effect of
                              Capital       paid in      Retained     stockholders'     deferred        Minority
                               stock        capital      earnings         equity       income taxes      interest         Total
                          -------------  ------------- -------------  -------------  -------------    -------------    -------------
Balances at December 31,
   1997.................  Ps. 3,237,166  Ps.        --  Ps.  618,167   Ps.  185,854   Ps.       --    Ps. 1,856,517    Ps.5,897,704
Effect of merger........      1,379,450                      182,016        (31,538)                     (1,529,928)             --
Cash dividends paid.....                                     (82,391)        (2,842)                                        (85,233)
Minority interest.......                                                                                   (185,037)       (185,037)
Net loss for the year...                                    (107,156)                                                      (107,156)
Result of holding
   non-monetary assets..                                                   (135,646)                                       (135,646)
                          -------------  ------------- -------------  -------------  -------------    -------------    -------------
Balances at December 31,
   1998.................      4,616,616                      610,636         15,828                         141,552       5,384,632
Cash dividends paid.....                                    (178,041)                                                      (178,041)
Minority interest.......                                                                                     31,702          31,702
Net income for the year.                                     942,283                                                        942,283
Result of holding
   non-monetary assets..                                                   (155,863)                                       (155,863)
                          -------------  ------------- -------------  -------------  -------------    -------------    -------------
Balances at December 31,
   1999.................      4,616,616                    1,374,878       (140,035)                        173,254       6,024,713
Accumulated effect of
   deferred income taxes                                                                (1,854,136)                      (1,854,136)
Increase of capital stock         6,838          6,069                                                                       12,907
Minority interest.......                                                                                      1,944           1,944
Net income for the year.                                     112,758                                                        112,758
Result of holding
   non-monetary assets..                                                   (207,848)                                       (207,848)
                          -------------  ------------- -------------  -------------  -------------    -------------    -------------
Balances at December 31,
   2000.................  Ps. 4,623,454      Ps. 6,069 Ps. 1,487,636   Ps. (347,883) Ps.(1,854,136)   Ps.   175,198    Ps.4,090,338
                          =============  ============= =============  =============  =============    =============    =============



                             See accompanying notes

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
                   Notes to Consolidated Financial Statements
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

1.  Description of the business and significant accounting policies

I. Description of the business

         Copamex, S.A. de C.V. (the Company) is a Mexican company that holds the shares of the companies listed below.

         The main activities of these companies are concentrated in three groups: 1) the consumer products group, which includes bathroom and facial tissue, paper towels, paper napkins, adult incontinence products, feminine care products, away-from-home products, notebooks and baby diapers, 2) the packaging products group which includes kraft paper and multi-wall paper bags, corrugated containers, and 3) the printing and writing products group which includes cut-sized paper, bond paper and specialty papers. Some subsidiaries are dedicated to property leasing.

         On February 25 of 1998, at an Extraordinary General Shareholders' meeting, the Shareholders approved a merger of Copamex Industrias, S.A. de C.V. into Copamex, S.A. de C.V. the latter being the surviving entity. Prior to this date Copamex, S.A. de C.V. was the parent company of Copamex Industrias, S.A. de C.V.

II Significant accounting policies

         The significant accounting policies and practices observed in the preparation of these financial statements are described below:

Use of estimates

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Principles of consolidation

         The consolidated financial statements include those of Copamex, S.A. de C.V. and the subsidiaries in which they hold the majority of the capital stock, as follows:

                                                                    % of
                                                                participation
                                                           ---------------------
                                                               2000       1999
                                                               ----       ----

Copamex Productos al Consumidor, S.A. de C.V. (2).........   100.00%         --
Copamex Comercial, S.A. de C.V............................   100.00%    100.00%
Industrial Papelera Mexicana, S.A. de C.V.................   100.00%    100.00%
Papeles Higienicos del Centro, S.A. de C.V................   100.00%    100.00%
Papeles Higienicos de Mexico, S.A. de C.V.................   100.00%    100.00%
Inpamex Planta Huehuetoca, S.A. de C.V....................   100.00%    100.00%
Servicios Comerciales Cocosa, S.A. de C.V.................    99.96%     99.96%
Sancela, S.A. de C.V......................................    51.00%     51.00%
Comercializadora Sancela, S.A. de C.V.....................    51.00%     51.00%
Sancela de Costa Rica, S.A................................    51.00%     51.00%

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

1.  Description of the business and significant accounting policies (Continued)
                                                                    % of
                                                                participation
                                                           ---------------------
                                                               2000       1999
                                                               ----       ----

Copamex Empaque, S.A. de C.V..............................   100.00%     99.96%
Papelera de Chihuahua, S.A. de C.V........................   100.00%     98.22%
Maquinaria y Equipo Pachisa, S.A. de C.V. (2).............   100.00%     99.78%
Cia. Papelera Maldonado, S.A. de C.V......................   100.00%    100.00%
Maquinaria y Equipo Papelera, S.A. de C.V.(2).............    99.81%     99.81%
Bolsas y Articulos de Papel, S.A. de C.V..................   100.00%     99.96%
Cajas y Empaques Industriales, S.A. de C.V................   100.00%    100.00%
Sacos y Envases Industriales, S.A. de C.V.................   100.00%     99.96%
Bolsas de Papel Guadalajara, S.A. de C.V..................   100.00%     99.96%
Maquinaria y Equipo Seisa, S.A. de C.V. (2)...............   100.00%         --
Master Fibers Inc.........................................   100.00%     99.96%
Comercial Recicladora, S.A. de C.V........................   100.00%     99.96%
Copamex Papeles para Escritura e Impresion,
S.A. de C.V. (2)..........................................   100.00%         --
Comercializadora Copamex, S.A. de C.V.....................   100.00%    100.00%
Pondercel, S.A. de C.V....................................   100.00%     99.81%
Proveedora Industrial de Chihuahua, S.A. de C.V. (1)......        --    100.00%
Plantaciones Industriales Mexicanas, S.A. de C.V..........   100.00%    100.00%
Taloquimia, S.A. de C.V...................................    51.00%     51.00%
Industrias Unidas de Centroamerica, S.A. (3)..............    70.00%         --
Productora Internacional de Articulos de Papel, S.A.......   100.00%    100.00%
Corporativo Copamex, S.A. de C.V..........................   100.00%    100.00%
Desarrollo Inmobiliario del Poniente, S.A. de C.V.........   100.00%    100.00%
Compania Regiomontana de Inversiones, S.A. de C.V.........    99.98%     99.98%
Bolsas Maldonado, S.A. de C.V.............................    99.60%     99.60%
Desarrollo Inmobiliario COINSA, S.A. de C.V...............   100.00%    100.00%

--------------

(1)  Merged with Pondercel, S.A. de C.V. in January, 2000.

(2)  Companies created by spin-off of Pondercel, S.A. de C.V.

(3) Industrias Unidas de Centroamerica, S.A. (Iucasa) was acquired on February 28, 2000 and its main activity is the manufacturing of consumer products (Tissue). Iucasa was consolidated for the 10 months of its operation since the date of acquisition. Copamex holds 70% of the total shares of Iucasa; as of December 31, 2000 the total assets of Iucasa was Ps. 45,774

All intercompany balances and transactions have been eliminated in consolidation.

Recognition of the effects of inflation

         The Company and its subsidiaries recognize the effects of inflation on financial information as required by Mexican Accounting Bulletin B-10 ("Recognition of the Effects of Inflation on Financial Information"), as amended. Consequently, the

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

1.  Description of the business and significant accounting policies (Continued)

amounts presented in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power as of December 31, 2000.

Excess (deficit) from restatement of stockholders' equity

         Excess (deficit) from restatement of stockholders' equity includes: 1) the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied; and ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific cost method, compared to restatement based on the Mexican National Consumer Price Index (NCPI).

Comprehensive financing income (cost)

         The comprehensive financing income (cost) consists of net interest expense, foreign exchange gains and losses, and result from monetary position.

Result from monetary position

         This represents the result of holding monetary assets and liabilities, the real value of which declines in inflationary periods while the face value remains constant.

         The monetary position result is calculated on net monthly monetary positions, using factors derived from the NCPI.

Cash and cash equivalents

         All highly liquid investments purchased with a maturity of three months or less are considered as cash equivalents and are carried at fair market value. Cash and cash equivalents are primarily bank deposits and short-term fixed-income investments, valued at cost plus accrued interest, which is similar to its market value.

Trade receivables

         Trade receivables correspond to accounts receivable from third party sales. During 2000 the Company sold certain receivables through factoring agreements in the amount of Ps.134,956, with Factor Banorte, S.A. for Ps.98,499 and Heller Financial (Mexico), S.A. de CV. for Ps.36,457. These agreements are without recourse and have been treated as a loss on sales of receivables in the amount of Ps.3,645, which have been charged to interest expense.

Inventories and cost of sales

         Inventories and cost of sales are presented at replacement cost, which is not in excess of realizable value, using the direct costing method.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

1.  Description of the business and significant accounting policies (Continued)

Property, plant and equipment

         Property, plant and equipment is initially recorded at acquisition cost. Through December 31, 1996, property, plant and equipment were restated based on appraisals obtained from an independent appraiser registered with National Banking and Securities Commission. Since the fifth amendment (as revised) to Bulletin B-10 issued by the Mexican Institute of Public Accounts, effective January 1, 1997, eliminated the use of appraisals to restate property, plant and equipment, this caption has been restated by applying factors derived from the NCPI.

         Depreciation is calculated using the straight-line method based on the restated value of the assets and applying rates in accordance with the estimated useful lives of the assets.

Goodwill

         This represents the difference between the acquisition cost and the fair value of the acquired net assets; it is calculated based on the financial statements of the issuers at the time of acquisition of the shares. Such excess is being amortized using the straight-line method over a period of twenty years from the date of acquisition.

Intangible assets

         Intangible assets are initially recorded at acquisition cost and then restated using factors derived from the NCPI.

         These items are amortized using the straight-line method based on the restated value of the assets over a period from 3 to 20 years.

Recognition of revenues

         Revenue is realized or realizable and earned when all of the following criteria are met:

          o    Persuasive evidence of an arrangement exists.

          o    Shipment or delivery has occurred

          o    The seller's price to the buyer is fixed or determinable, and

          o    Collectibility is reasonably assured.

Transactions in foreign currencies

         Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated to pesos at the prevailing exchange rate at the balance sheet date. Exchange gains and losses are taken to income of the period as part of the comprehensive financing income (cost) (See
Note 6).

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

1.  Description of the business and significant accounting policies (Continued)

Labor obligations

         Mexican Federal Labor Law establishes the obligation to make certain payments to personnel who leave the Company's employ under certain circumstances. The Company follows the policy of recording severance payments in the results of the year in which they are made. Pension fund expenses and seniority premiums are recognized periodically on the basis of the calculations of independent actuaries using the projected unit credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3.

Earnings per share

         Earnings per share are computed by dividing net income for the year by the weighted average number of common shares outstanding during the period.

Advertising

         The Company expenses advertising costs as they are incurred. Total advertising expense charged to operations was approximately Ps. 297,571, Ps. 231,639 and Ps. 163,457 in December 31, 2000, 1999 and 1998, respectively.

Income tax, asset tax and employees' profit sharing

         Effective January 1, 2000, the Company adopted the requirements of the new Mexican accounting Bulletin D-4 "Accounting Treatment for Income Tax, Asset Tax and Employees' Profit Sharing" issued by the Mexican Institute of Public Accountants. This new Bulletin requires the recognition of deferred taxes on all the temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of issuance of the financial statements. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time.

         In accordance with this new Bulletin, the cumulative effect of deferred taxes at the beginning of 2000 was applied to stockholders' equity without restructuring the financial statements of prior years.

         Income tax incurred for the year is charged to results and represents a liability due and payable within a maximum term of one year, except for the deferred portion of income tax, due to not declaring dividends in the following year (See Note 9c).

         The Company evaluates periodically the recoverability of its deferred tax asset, and if necessary, establishes and adjusts the corresponding allowance.

         In conformity with the new Bulletin, deferred employee profit sharing is recognized only on temporary differences determined in the current year reconciliation between the net income for financial and for employee profit sharing purposes, provided there is no indication that the related liabilities or assets will not be realized in the future.

         Current year employee profit sharing is charged to results and represents the liability due and payable within a maximum term of one year.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

1.  Description of the business and significant accounting policies (Continued)

Concentrations of credit risk

         Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base.

Reclassifications

         Certain amounts shown in the 1999 and 1998 consolidated financial statements have been reclassified to conform to presentation in 2000.

2.  Inventories

         Inventories consist of the following:


                                              2000                1999
                                        -------------       --------------
Raw materials.......................... Ps.   385,775       Ps.   443,705
Finished goods.........................       316,469             347,855
Work in process........................        56,405              30,630
Supplies...............................       205,845             220,717
Inventory in transit...................        68,163              81,166
Advances to suppliers..................         8,487              10,673
                                        --------------      --------------
                                        Ps. 1,041,144       Ps. 1,134,746
                                        ==============      ==============

3.  Property, plant and equipment

         a) Property, plant and equipment consist of the following:

                                              2000                1999
                                        -------------       --------------

Land....................................Ps.   448,433       Ps.   476,141
Buildings...............................    1,516,832           1,527,206
Machinery and equipment.................   12,675,135          12,530,315
Other equipment.........................      472,523             492,569
Advances to suppliers...................       36,925              26,355
Construction in process.................      122,944             187,806
                                        --------------      --------------
                                           15,272,792          15,240,392
Accumulated depreciation................   (6,550,462)         (6,241,580)
                                        --------------      --------------
                                        Ps. 8,722,330       Ps. 8,998,812
                                        ==============      ==============

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)


3.  Property, plant and equipment (Continued)

          b) Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was Ps. 410,767, Ps. 402,544, and Ps. 380,147,
               respectively. The remaining useful lives of assets at December 31, 2000 and 1999 were:


                                              2000               1999
                                        -------------       --------------

Buildings............................... 16.9 to 43.8       17.4 to 42.5
Machinery and equipment................. 14.0 to 32.7       17.9 to 34.0
Other equipment.........................  2.6 to 8.8         4.8 to 8.8

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
                   Notes to Consolidated Financial Statements
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

4.  Intangible assets

         Intangible assets consist of the following:

                                              2000               1999
                                        -------------       --------------

Start up expenses.......................Ps.    16,744       Ps.         --
Brand names.............................      470,132              470,132
Technology and Software.................      150,509              110,875
Debt issuance costs.....................       92,083               67,511
Other...................................        8,230                6,996
                                        -------------       --------------
                                              737,698              655,514
Accumulated amortization................     (144,230)            (103,091)
                                        -------------       --------------

                                        Ps.   593,468        Ps.    552,423
                                        =============       ==============

         Amortization expense for the years ended December 31, 2000, 1999 and 1998 was Ps. 41,140, Ps. 40,634, and Ps. 41,158, respectively.

5.  Bank loans and Long-term debt

a)  Bank loans

                                              2000               1999
                                        -------------       --------------

Denominated in Mexican Pesos........... Ps.     7,000       Ps.        --
Denominated in U.S. dollars............     1,435,435           1,177,359
                                        -------------       -------------

Denominated in U.S. dollars............ Ps. 1,442,435       Ps. 1,177,359
                                        =============       =============

                                                8.58%               7.90%
Interest rates..........................    to 10.79%           to 13.21%
Weighted average of applicable interest
rates at December 31....................        9.50%               9.64%


b) The Company maintains short-term credit lines with several banks. At December 31, 2000 and 1999 unused lines of credit by Copamex were Ps. 614,450 and Ps. 743,955, respectively.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

5.  Bank loans and Long-term debt (Continued)

c) An analysis of long-term debt as of December 31, 2000 and 1999 is as follows:

                                          December 31, 2000
--------------------------------------------------------------------------------
Type of loan                              Interest rate          Amount
------------                            -----------------   -----------------
Bonds (1)...............................11.375%             Ps. 1,732,359
Syndicated bank loans (2)...............Libor plus 4%           1,249,274
Unsecured bank loans....................Libor plus 1.7265         192,196
Unsecured bank loans....................9.00%                     480,490
Secured and unsecured bank loans........8.65% (3)                  88,061
                                                            -----------------
                                                                3,742,380
Less current portion....................                         (623,663)
                                                            -----------------
                                                            Ps. 3,118,717


                                          December 31, 1999
--------------------------------------------------------------------------------
Type of loan                              Interest rate          Amount
------------                            -----------------   -----------------

Bonds (1)...............................11.375%             Ps.1,865,737
Syndicated bank loans (2)...............Libor plus 2%          1,293,707
Unsecured bank loans....................Libor plus 1.7265        206,993
Unsecured bank loans....................9.00%                    517,483
Secured and unsecured bank loans........7.58% (3)                147,033
                                                            -----------------
                                                               4,030,953
Less current portion....................                      (1,337,840)
                                                            -----------------
                                                            Ps.2,693,113

-----------

(1) In April 1997, Copamex Industrias, S.A. de C.V. (Merged Company) made a private placement of notes totaling US$ 200 million, which mature in 2004. These bonds were converted into Yankee Bonds in September, 1997. The fair value of the bonds as of December 31, 2000, was US$ 166.8 million.

     During 1998, Copamex, S.A. de C.V. repurchased bonds amounting to US$ 19.7 million in the secondary market, earning a profit of US$ 1.38 million; which is included as interest income in the consolidated statement of income.

(2) Syndicated bank loan granted to Copamex, S.A. de C.V. by 8 banks, with Citibank, N.A. as the agent. The total amount of the loan was US $ 130 million with payments of principal made every six months and with final payment due date in March, 2004.

(3) Corresponding to the weighted average of the applicable nominal interest rates as of December 31 of each year.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

5.  Bank loans and Long-term debt (Continued)

d) The loan agreements of the long-term loans contain certain covenants requiring the borrower to maintain specific financial ratios. At December 31, 2000, Copamex and some of its subsidiaries failed to comply with these covenants and obtained a waiver from the banking institutions. The financial ratios breached with one of the banks was the Debt to EBITDA Ratio and the interest coverage ratio; the Company obtained the waiver for the deficiencies in the year ended December 31, 2000 and the ratios were modified for the subsequent quarters. The financial ratio breached with the other bank was the current ratio and the waiver was granted until January 2002.

e) Maturities of long-term debt as of December 31, 2001 is as follows:

                                              2000
                                          -----------
2002.....................................  Ps. 882,884
2003.....................................      396,028
2004.....................................    1,834,319
2005.....................................        5,486
                                          ------------
                                          Ps.3,118,717
                                          ============
6. Foreign currency position

a) At December 31, 2000 and 1999 foreign currency denominated assets and liabilities were as follows:

                                             Thousands of US dollars
                                        -----------------------------------
                                               2000              1999
                                          -------------      ------------

Current assets............................    US$7,915           US$9,769
Short-term liabilities....................    (277,428)          (288,592)
Long-term liabilities.....................    (324,535)          (260,212)
                                          -------------     -------------
Short position, net....................... US$(594,048)       US$(539,035)
                                          =============     =============
Inventories and property, plant
and equipment acquired from
foreign suppliers......................... US$506,004         US$493,352
                                          ============      =============

         Inventories and property, plant and equipment are those that are manufactured outside Mexico. Inventories are restated at replacement cost and property plant and equipment are restated by applying factors derived from the NCPI.

         At December 31, 2000 and 1999 the exchange rates were Ps. 9.6098 and Ps. 9.4986 per one US dollar, respectively. At February 2, 2001 the exchange rate was Ps. 9.7560 per one U.S. dollar.

b) An analysis of transactions in foreign currency and its equivalent in constant Mexican pesos is as follows:

                                            Thousands of US dollars
                                       --------------------------------
                                         2000          1999       1998
                                       --------       -------    -------

Sales..............................   US$32,669     US$26,532    US$36,274
Purchases..........................     161,102       125,344      125,141

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

6. Foreign currency position (Continued)

                                     Thousands of constant Mexican
                                     pesos as of December 31, 2000
                      ----------------------------------------------------------
                             2000                  1999                1998
                      ----------------       ----------------   ----------------
Sales...............        Ps.307,972             Ps.277,035         Ps.411,777
Purchases...........         1,524,131              1,300,494          1,397,707

7.  Related parties

a) An analysis of balances due from/to related parties as of December 31, 2000 and 1999 is as follows:

                                                   2000               1999
                                             ----------------   ----------------
Accounts receivable:

Current:
Dinamica Industrial Empresarial,
S.A. de C.V..................................Ps.          --    Ps.          807
Corrugado y Fibra, S.A. de C.V. (2)..........         41,460                  --
Consorcio de Bienes Raices
del Norte, S.A. de C.V. (4)..................             --                 670
                                             ----------------   ----------------
                                             Ps.      41,460    Ps.        1,477
                                             ================   ================

Long-term:
Dinamica Industrial Empresarial,
S.A. de C.V. (1).............................Ps.      191,102   Ps.           --
                                             ================   ================

Accounts payable:
Copamex Higiene Infantil, S.A. de C.V. (3)...Ps.       41,235   Ps.           --
Others.......................................             375                 --
                                             ----------------   ----------------
                                             Ps.       41,610   Ps.           --
                                             ================   ================
-----------
         All of the Companies above are considered as affiliates because the Company's principal owners are directly or indirectly shareholders of these related parties. Dinamica Industrial Empresarial is also an affiliate because it owns a 40% interest in the equity of the Company.

(1) During 2000 the Company made loans to Dinamica Industrial Empresarial, S.A. de C.V. (Dinamica). These loans bear interest at the Mexican Interbanking Balance Rate plus 2.25 point (such rate was 21% at December 31, 2000), which spread may be changed according to market conditions; the interest is payable monthly. The principal amount (Ps.187,065) of this loan is due on December 31, 2002.

(2) The Company sells paper for the production of corrugated containers to Corrugado y Fibra, S.A. de C.V. a company controlled by Dinamica.

(3) In July 2000, Copamex started the sale and distribution of baby diapers manufactured by Copamex Higiene Infantil, S.A. de C.V. a company controlled by Dinamica

(4) Loans made in August 1999 to Consorcio de Bienes Raices del Norte, S.A. de C.V., at variable interest rates, which are similar to market rates, and with monthly payments.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

7.  Related parties (Continued)

(5) Administrative services (legal, system and tax related services) are rendered to Dinamica Industrial Empresarial, S.A. de C.V., Consorcio de Bienes Raices del Norte, S.A. de C.V., Corrugado y Fibra, S.A. de C.V. and to Copamex Higiene Infantil, S.A. de C.V.

         All transactions with related parties are made on terms similar to and not less favorable than those that would be obtained if those transactions were made with unrelated parties.

b)  A summary of related party transactions is as follows:


                                            2000          1999         1998
                                        ----------    ----------    ----------
Income from administrative services..... Ps.17,492      Ps.7,497      Ps.7,916
Interest income.........................    20,198         2,701         7,014
Rental income...........................       609           619         1,553
Interest expense........................     1,223            --           486

8.  Labor obligations

         The Company's unfunded pensions plan provides a pension that is complementary to the Social Security pension and consists of a monthly lifetime payment that is guaranteed for 120 months. Payments are based on the monthly average ordinary salary received by the participant during the last 12 months prior to retirement. The participant must be at least 65 years old with at least 10 years of service with the Company in order to receive pension payments.

         The net consolidated expense and the assumptions with respect to retirement pension and seniority premium plans at December 31, 2000, 1999 and 1998, are as follows:

                                                      2000
                                      ---------------------------------------
                                        Seniority
                                        Premiums        Pensions     Total
                                      -----------    -----------  -----------
Net period cost:
Labor cost............................   Ps.1,868       Ps.5,203     Ps.7,071
Financial cost........................        967          2,904        3,871
Amortization..........................        719            492        1,211
                                      -----------    -----------  -----------
                                            3,554          8,599       12,153
                                      -----------    -----------  -----------
Present benefit obligation............     22,714         55,460       78,174
Projected benefit obligation..........     25,110         75,007      100,117
Transition liability..................      5,088          6,986       12,074
Net projected liability...............     18,057         59,662       77,719
Additional liability..................      5,829          2,263        8,092
Discount rate.........................       4.5%           4.5%
                                         10 years       19 years
Amortization period...................to 13 years    to 28 years

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

8.  Labor obligations (Continued)

                                                      1999
                                      ---------------------------------------
                                        Seniority
                                        Premiums        Pensions     Total
                                      -----------    -----------  -----------

Net period cost:

Labor cost............................Ps.   1,559    Ps.   4,361  Ps.   5,920
Financial cost........................        820          2,265        3,085
Amortization..........................        630            393        1,023
                                      -----------    -----------  -----------
                                            3,009          7,019       10,028
                                      -----------    -----------  -----------

Present benefit obligation............     19,290         49,162       68,452
Projected benefit obligation..........      21,209        58,583       79,792
Transition liability..................       5,716         7,342       13,058
Net projected liability...............      15,679        50,409       66,088
Additional liability..................       3,996         2,220        6,216
Discount rate.........................        4.5%          4.5%
                                           10 years     19 years
 Amortization period..................  to 13 years  to 28 years


                                                      1998
                                      ---------------------------------------
                                        Seniority
                                        Premiums        Pensions     Total
                                      -----------    -----------  -----------
Net period cost:
Labor cost............................Ps.   1,463    Ps.   3,794  Ps.   5,257
Financial cost........................        744          1,956        2,700
Amortization..........................        632            382        1,014
                                      -----------    -----------  -----------
                                            2,839          6,132        8,971
                                      -----------    -----------  -----------
Present benefit obligation............     16,558         37,666       54,224
Projected benefit obligation..........     18,026         46,561       64,587
Transition liability..................      3,586          1,969        5,555
Net projected liability...............     12,168         41,601       53,769
Additional liability..................      2,955            379        3,334
Discount rate.........................       4.5%           4.5%
                                         10 years       21 years
Amortization period...................to 12 years    to 28 years


9.  Stockholders' equity

a) Capital stock is variable, with a fixed minimum of Ps. 600. There is no limit on the amount of variable capital.

         At an extraordinary General Shareholders' meeting held on July 25, 2000 the shareholders approved increasing the Company's variable capital by Ps. 6,552 (Ps. 6,838 at December 31, 2000).

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

9.  Stockholders' equity (Continued)

         At a shareholders meeting held on June 4, 1999, the stockholders agreed to pay a cash dividend of Ps. 155,929 (Ps. 178,041 at December 31, 2000). The cash dividend was paid in July (Ps. 116,947) and August (Ps. 38,982) of 1999.

         At December 31, 2000 and 1999, capital stock consists of 28,519,720 and 28,454,200 common registered shares with a par value of one hundred pesos each.

         The capital stock presented in the consolidated balance sheet is as follows:

                                           2000                1999
                                      ------------        ------------
Fixed capital stock...................      Ps.600              Ps.600
Variable capital stock................   2,851,372           2,844,820
                                      ------------        ------------
                                         2,851,972           2,845,420
Restatement...........................   1,771,482           1,771,196
                                      ------------        ------------
Total capital stock...................Ps.4,623,454        Ps.4,616,616
                                      ============        ============
b)  The investment of minority stockholders is as follows:


                                                         2000         1999
                                                      ----------   -----------

Capital stock........................................ Ps.129,431    Ps.138,071
Additional paid-in capital...........................         --         2,465
Retained earnings....................................    337,993       293,338
Deficit from restatement of stockholder's equity.....  (306,625)     (314,618)
Minority income......................................     36,140        53,998
Accumulated effect of deferred taxes.................   (21,741)            --
                                                      ----------    ----------
                                                      Ps.175,198    Ps.173,254
                                                      ==========    ==========


     The changes to the capital stock and retained earnings of minority stockholders of Copamex, S.A. de C.V. and Subsidiaries at December 31, 2000 and 1999, are as follows:

                                                             2000
                                               ------------------------------
                                                 Capital          Retained
                                                  Stock           earnings
                                               ------------------------------
Minority interest as of December 31, 1999.....   Ps.138,071        Ps.293,338
Effect for restructuring stock holds..........     (11,113)             (242)
Cash dividends paid...........................           --           (9,508)
Increase in common stock of subsidiaries......        2,473               407
Capitalization of prior year earnings.........           --            53,998
                                               ------------      ------------
Minority interest as of December 31, 2000.....   Ps.129,431        Ps.337,993
                                               ============      ============

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)


9. Stockholders' equity (Continued)

                                                             1999
                                              ---------------- ----------------
                                                  Capital          Retained
                                                   Stock           earnings
                                              ---------------- ----------------

Minority interest as of December 31, 1998....      Ps. 136,819      Ps. 273,328
Increase in common stock of subsidiaries.....            7,100               --
Decrease in common stock of subsidiaries.....          (5,848)               --
Cash dividends paid..........................               --         (10,305)
Capitalization of prior year earnings........               --           30,315
                                              ---------------- ----------------
Minority interest as of December 31, 1999....      Ps. 138,071      Ps. 293,338
                                              ================ ================


c) Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%. However, corporate taxpayers have the option of deferring a portion, so that the tax payable for the year will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

         If the Company opts for this tax deferral, starting in the year 2000, earnings will be distributed first from the "CUFINRE" account, and any excess are distributed from the "net tax profit" account ("CUFIN"), so as to pay the 5% deferred tax (3% for 1999).

         Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

         In addition, effective January 1, 1999, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico, are subject to a 5% withholding tax, on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the "CUFIN" account at December 31, 1998).

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

10.  Other information

         An analysis of certain accounts presented in the financial statements is as follows:

                                           2000             1999
                                       -----------        ----------
Other accounts receivable:
Sundry debtors....................       Ps.45,230         Ps.37,385
Tax to be recovered...............         152,491            54,736
Other.............................          34,253            28,048
                                       -----------        ----------
                                        Ps.231,974        Ps.120,169
                                       ===========        ==========


Other accounts payable:
Interest payable..................       Ps.74,544         Ps.86,450
Sundry creditors..................         294,487           194,222
Taxes payable.....................          76,882            28,455
Advances from customers...........          59,269            16,493
Accrued expenses..................          20,173             8,082
                                       -----------        ----------
                                        Ps.525,355        Ps.333,702
                                       ===========        ==========


                                                                2000                     1999                   1998
                                                              -----------              ----------         -------------
Exchange gain (loss), net:

Exchange loss...........................................      Ps.(737,417)           Ps.(606,231)         Ps.(1,387,065)
Exchange gain...........................................           647,864                837,200                154,849
                                                              -----------             -----------         -------------
                                                               Ps.(89,553)             Ps.230,969         Ps.(1,232,216)
                                                              ===========             ===========         =============


Other (loss) income, net:

Gain on sale of fixed assets and other materials........         Ps.11,493              Ps.18,699              Ps.13,946
Income and asset tax recovered..........................                --                     --                 35,834
Amortization of excess of shares of
subsidiaries over book value............................           (3,271)                (3,170)                (3,872)
Amortization of intangible assets.......................          (41,140)               (27,154)               (29,272)
Other...................................................          (34,520)               (10,080)                    603
                                                              -----------             -----------         -------------
                                                               Ps.(67,438)            Ps.(21,705)              Ps.17,239
                                                              ===========             ===========         =============

11.  Taxes

a)  Income and asset taxes

         Copamex, S.A. de C.V. and each one of its subsidiaries are subject to pay income tax or asset tax, whichever is greater for the year. Asset tax is levied at a rate of 1.8% of the net average value of most assets (at restated values) net of certain liabilities.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

11.  Taxes (Continued)

         The income tax of Copamex, S.A. de C.V. and Subsidiaries is determined on a consolidated basis. In accordance with the Mexican income tax law, the tax consolidation involves offsetting the adjusted tax results of the companies of the Group. The offsetting is carried out based on the holding company's equity multiplied by 60%, with regard to the subsidiaries, and 100% to the holding Company.

b)  Net operating losses carried forward and recoverable asset tax

         At December 31, 2000 the consolidated losses for income tax purposes of Copamex, S.A. de C.V. and Subsidiaries that may be carried forward, and applied against future taxable earnings, are as follows:


                                                        Year in which right to
Year of loss                       Amount of loss       carry-forward expires
------------                       --------------       ---------------------

1995.........................       Ps. 290,818                  2005
1998.........................           448,717                  2008



         At December 31, 2000 the recoverable asset tax, is as follows:

                                               Year of       Restated
Year of tax payment                          expiration      Amounts
                                           --------------- ------------
1999....................................        2009          Ps.54,728
2000....................................        2010             38,345
                                                              ---------
                                                              Ps.93,076
                                                              =========


c)  Deferred income tax

         An analysis of income tax charged to net income for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                           2000            1999          1998
                                        ----------     ----------   -----------
Current income tax.................      Ps.21,457      Ps.97,531     Ps.28,084
Deferred income tax................        199,648             --            --
                                        ----------     ----------   -----------
Total..............................     Ps.221,105      Ps.97,531     Ps.28,084
                                        ==========     ==========   ===========

         Since current tax legislation partially recognized the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the income statement from the monetary position result to current year deferred income taxes.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

11.  Taxes (Continued)

         An analysis of deferred tax liabilities is as follows:

                                    ----------------------------------------
                                                 Balances as of
                                        December 31          January 1
                                            2000                2000
                                    -------------------- -------------------
Deferred tax assets

Tax losses from prior periods.....        Ps.(309,735)        Ps.(388,807)
Asset tax paid in prior years.....            (93,076)            (54,503)
                                    -------------------- -------------------
                                             (402,811)           (443,310)
                                    -------------------- -------------------
Deferred tax liabilities

Property, plant and equipment.....           1,932,463           1,906,893
Inventories.......................             364,194             381,628
Other assets, net.................              51,687               8,925
                                    -------------------- -------------------
                                             2,348,344           2,297,446
                                    -------------------- -------------------
Deferred income tax...............        Ps.1,945,533        Ps.1,854,136
                                    ==================== ===================

         The initial effect from the adoption of this accounting pronouncement resulted in a decrease in stockholders' equity and the recognition of a liability in the amount of US$1,854,136 as of January 1, 2000.

         The differences between actual income tax expense and the amount computed by applying the statutory income tax rate to the income before income taxes were as follows:

                                            2000               1999             1998
                                         ------------        ------------     -----------
Pretax income (loss)................       Ps.376,397        Ps.1,099,246     Ps.(43,493)
Permanents items:

   Inflationary effects.............          342,024          Ps.509,479      Ps.814,615
   No deductible....................          108,826         Ps.(99,731)      Ps.111,346
   Monetary positions...............        (364,968)        Ps.(556,963)    Ps.(862,749)
   Other items......................          169,450        Ps.(673,371)       Ps.62,881
                                         ------------        ------------     -----------
   Income before permanent items....          631,729          Ps.278,660       Ps.82,600
   Income tax rate..................              35%                 35%             34%
                                         ------------        ------------     -----------
Income tax..........................       Ps.221,105           Ps.97,531       Ps.28,084
                                         ============        ============     ===========

         At December 31, 2000 and 1999, the Company had the following account balances for tax purposes:

         Balance of restated contributed capital account (CUCA), Ps. 689,130 as of December 31, 2000 and Ps.682,469 as of December 31, 1999.

         Balance of net tax profit account (CUFIN), Ps. 1,545,759 as of December 31, 2000 and Ps.1,538,843 as of December 31, 1999.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

11. Taxes (Continued)

d)  Employee profit sharing

         The Company and its subsidiaries are required by law to pay employee profit sharing to its employees, in addition to their contractual compensations and benefits. The statutory employee profit sharing rate is 10% and it is computed based on taxable income after eliminating certain effects of inflation and the restatement of depreciation expense.

12.  Segment information

         Information on the different groups in which the Company operates is shown below:

                                                                                  2000
                                ----------------------------------------------------------------------------------------------------
                                                                               Printing and
                                Consumer products      Packaging products   writing products
                                     group                   group                group            Elimination         Consolidated
                                -----------------      -----------------    -----------------     ------------         -------------
Net sales..................          Ps.3,484,966         Ps.1,989,604        Ps.2,337,482        Ps.(276,672)          Ps.7,535,380
Operating income...........               511,696              307,783            (66,196)                                   753,283
Total assets...............             4,872,657            2,596,820           5,422,917           (192,100)            12,700,294
Depreciation and amortization             162,424               83,168             209,586                                   455,178
Capital expenditure........               100,375              115,993              71,798                                   288,166


                                                                                 1999
                                ----------------------------------------------------------------------------------------------------
                                                                               Printing and
                                Consumer products      Packaging products   writing products
                                     group                   group                group            Elimination         Consolidated
                                -----------------      -----------------    -----------------     ------------         -------------

Net sales..................          Ps.2,934,378         Ps.1,880,008        Ps.2,252,834        Ps.(297,326)          Ps.6,769,894
Operating income...........               491,821              382,184              20,768                                   894,773
Total assets...............             4,486,478            2,354,210           5,649,376            (41,187)            12,448,877
Depreciation and amortization             158,527               86,887             200,934                                   446,348
Capital expenditure........               114,495               74,790             154,239                                   343,524



                                                                                 1998
                                ----------------------------------------------------------------------------------------------------
                                                                               Printing and
                                Consumer products      Packaging products   writing products
                                     group                   group                group            Elimination         Consolidated
                                -----------------      -----------------    -----------------     ------------         -------------

Net sales..................          Ps.2,514,068         Ps.1,877,294        Ps.2,355,765        Ps.(198,847)          Ps.6,548,280
Operating income...........               370,055              408,091             111,428                                   889,574
Total assets...............             4,245,232            2,564,987           5,723,619            (10,121)            12,523,717
Depreciation and amortization             131,813               79,123             214,241                                   425,177
Capital expenditure........               261,219               36,263              94,370                                   391,852



                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

12.  Segment information (Continued)

Revenues by customer was as follows:


                                        2000                 1999                1998

Mexico.........................      Ps.7,110,647         Ps.6,453,035        Ps.6,136,505
United States..................           196,694              195,183             321,506
Central America................           228,039              121,676              90,269
                                     ------------        -------------        ------------
                                     Ps.7,535,380         Ps.6,769,894        Ps.6,548,280
                                     ============        =============        ============

         Revenues by products (excluding inter-segment transactions) was as follows:

                                        2000                 1999                1998

Consumer products

Tissue paper...................      Ps.2,236,484         Ps.1,936,680        Ps.1,838,383
Feminine care products.........           868,318              697,130             534,355
Adult incontinence products....            13,055               10,760               4,750
Away from home.................           106,588               75,599              13,800
Notebooks......................           126,114              147,769             122,760
Baby diapers...................            36,794                   --                  --
Other products.................            37,107               32,554              39,276
                                     ------------        -------------        ------------
Sub-total......................         3,424,460            2,900,492           2,553,324
                                     ------------        -------------        ------------

Packaging products

Multi-wall bags................         1,034,683              979,794             941,195
Packaging paper................           654,710              647,291             690,196
Recyclable paper...............            74,277               60,012              38,304
                                     ------------        -------------        ------------
Sub-total......................         1,763,670            1,687,097           1,669,695
                                     ------------        -------------        ------------
Printing and writing products

Printing and writing paper.....         1,826,418            1,748,848           1,877,436
Specialty paper................           342,556              335,346             353,297
Pulp...........................           111,293               42,104              26,189
Pine oil.......................            23,249               29,633              29,190
Other products.................            43,734               26,374              39,149
                                     ------------        -------------        ------------
Sub-total......................         2,347,250            2,182,305           2,325,261
                                     ------------        -------------        ------------
Total..........................      Ps.7,535,380         Ps.6,769,894        Ps.6,548,280
                                     ============        =============        ============


13.  Guarantees and guarantors

         The bank loans were used for the acquisition of machinery. Such machinery has been given as a collateral of such loans for US$40,707.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

14.   Contingencies

         In April 1999, Copamex, S.A. de C.V. received a notice from SAT (Mexican Treasury Department) expressing disagreement with the consolidated income tax and asset tax that the Company had paid for the year ended December 31, 1993. In said notice, SAT demanded the liquidation of a Tax Credit which projected until December 31, 2000, is Ps. 68,485. The Mexican Federal Tax Tribunal has agreed with the demands presented by the Company. The Company's legal advisors believe that there are sufficient grounds for obtaining a resolution in favor of the Company.

15.  Subsequent events

         In 2001 the Company decided to temporarily close Pondercel's pulp mill due to the current market conditions of pulp. Since the fourth quarter of 2000, market prices started to be lower than the Company's pulp production costs. Management will be monitoring the trend in the pulp market and other variables affecting production costs to determine when the mill may resume operations. In the meantime the company has decided to import its full pulp requirement throughout the period that the mill remains closed. As of December 31, 2000 the net book value of machinery and equipment of the pulp mill was Ps. 676,902.

16. Differences between Mexican and United States generally accepted accounting principles ("GAAP").

         The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

         The reconciliations to U.S. GAAP do not include the reversal of the adjustments to the financial statements for the effects of inflation required (under Mexican GAAP Bulletin B-10), as its application represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company are discussed below and include a presentation of the effect on the Company's consolidated stockholders' equity and consolidated net income, in thousands of constant Mexican pesos with purchasing power at December 31, 2000. Explanation of the adjustments where appropriate is provided below.

                COPAMEX, S.A. DE C.V. AND SUBSIDIARIES (COPAMEX)
             Notes to Consolidated Financial Statements (Continued)
                       At December 31, 2000, 1999 and 1998
          (Thousands of constant Mexican pesos as of December 31, 2000)

16. Differences between Mexican and United States generally accepted accounting principles ("GAAP"). (Continued)

         Summary:

         Consolidated stockholders' equity and consolidated net income, adjusted for the effect of certain material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                                                         2000                1999
                                                                                     ------------        ------------
Total stockholders' equity under Mexican GAAP..............................          Ps.4,090,338        Ps.6,024,713
Approximate U.S. GAAP adjustments:
   Capitalization of interest, net of depreciation.........................               469,771             483,028
   Deferred income tax on US GAAP adjustments and under FAS-109 (1)........              (31,255)         (1,951,403)
   Deferred employee profit sharing (1)....................................             (609,505)           (721,698)
   Minority interest.......................................................             (124,660)           (136,983)
   Negative goodwill.......................................................              (47,102)            (53,114)
   Inventory valuations....................................................                49,211              46,018
   Start-up expenses.......................................................              (16,774)                  --
   Use of software.........................................................              (27,683)                  --
                                                                                     ------------        ------------
Approximate stockholders' equity under U.S. GAAP...........................          Ps.3,752,341        Ps.3,690,561
                                                                                     ============        ============

                                                                                  2000                1999               1998
                                                                               ----------         ----------          ----------
Net income (loss) before minority interest as reported under
   Mexican GAAP..................................................              Ps.148,898         Ps.996,281         Ps.(76,563)
Approximate U.S. GAAP adjustments:
   Capitalization of interest, net of depreciation...............                (13,257)             19,223               7,370
   Deferred income tax on U.S. GAAP adjustment and under FAS-109
      (1)........................................................                  66,012          (488,019)             402,485
   Deferred employee profit sharing(1)...........................                 112,193             69,386            (52,711)
   Minority interest.............................................                (17,422)           (59,925)            (61,215)
   Inventory valuation...........................................                   3,193            (5,802)              23,704
   Amortization of goodwill......................................                   6,012              9,143               4,512
   Use of software...............................................                (27,683)                 --                  --
   Start-up expenses.............................................                (16,774)                 --                  --
                                                                               ----------         ----------          ----------
Approximate consolidated net income under U.S. GAAP..............              Ps.261,172         Ps.540,287          Ps.247,582
                                                                               ==========         ==========          ==========
Weighted average common shares outstanding.......................              28,482,921         28,454,200          27,123,935
                                                                               ----------         ----------          ----------

Earnings per share (in Mexican pesos)............................                 Ps.9.17           Ps.18.99             Ps.9.13
                                                                               ==========         ==========          ==========

-----------
(1) Deferred income taxes and employee profit sharing are reflected net of the effect on net monetary position. The deferred tax amounts include the applicable deferred tax on the GAAP adjustments included in the reconciliation.

Capitalized interest

         Under Mexican GAAP it is possible to capitalize comprehensive financing income (cost) on assets under construction. Under U.S. GAAP, only interest on borrowings in foreign currency may be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of interest capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowing.

Income taxes

         Income tax, asset tax and employee profit sharing are recorded under Mexican GAAP in accordance with the new Mexican accounting Bulletin D-4, explained in Notes 2 and 11.

         The Company applies Statement of Financial Accounting Standards No. 109 (SFAS No. 109) for U.S. GAAP reconciliation purposes. This statement and the Bulletin D-4 are similar, except that under D-4 deferred employee profit sharing is recognized only on temporary differences determined in the current year reconciliation between the net income for financial and for employee profit sharing purposes, provided there is no indication that the related liabilities or assets will not be realized in the future. For purposes of the U.S. GAAP reconciliations included in this note and deferred taxes are also determined for all U.S. GAAP adjustments included therein. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: (a) a current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, (b) a deferred tax liability or asset is recognized for the estimated future tax effects of temporary differences and carryforwards, (c) the measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated, and (d) the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized. Under this method, deferred income tax and profit sharing are recognized with respect to all temporary differences, and the benefit from utilizing tax loss carry-forwards and asset tax credits is recognized in the year in which the loss or credits arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized).

         The temporary differences under SFAS No. 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related amount reported in the financial statements. The deferred tax expense or benefit is calculated as the difference between (a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and (b) the deferred tax assets and liabilities reported at the end of the prior period adjusted to units of purchasing power at the end of the current period. The deferred profit sharing expense or benefit is calculated similarly. Under U.S. GAAP, employee profit sharing expense would be considered as a component of operating expenses.

         Since the Company adopted the requirements of the new Mexican Bulletin D-4, the net deferred income tax liability on the U.S. GAAP adjustment as of December 31, 2000 and deferred income tax under U.S. GAAP as of December 31, 1999, consist of the following:

                                                                                  2000                1999
                                                                              ----------        -------------
DEFERRED INCOME TAX ASSETS:

Other net (liabilities) assets......................................            (15,561)                   --
Tax loss carry-forwards.............................................                  --            (392,860)
                                                                              ----------        -------------
Total deferred income tax assets....................................            (15,561)            (392,860)
                                                                              ----------        -------------
DEFERRED INCOME TAX LIABILITIES:

Inventories.........................................................          Ps. 17,223        Ps.   397,735
Other net liabilities...............................................                  --                8,925
Property, plant and equipment.......................................              29,593            1,937,603
                                                                              ----------        -------------
Total deferred income tax liabilities...............................              46,816            2,344,263
                                                                              ----------        -------------
Net deferred income tax liability under U.S. GAAP...................          Ps. 31,255        Ps. 1,951,403
                                                                              ==========        =============



         The material components of the net deferred employee profit sharing liability under U.S. GAAP consist of the following:

                                                                                  2000                1999
                                                                               -----------       -------------
DEFERRED EMPLOYEE PROFIT SHARING LIABILITIES:

Inventories.............................................................        Ps. 108,976       Ps. 113,639
Property, plant and equipment...........................................            513,819           612,248
Other net assets........................................................           (13,290)           (4,190)
                                                                                -----------       ------------
Total deferred employee profit sharing liabilities......................            609,505           721,697
                                                                                -----------       ------------
Net deferred employee profit sharing liability under U.S. GAAP..........        Ps. 609,505       Ps. 721,697
                                                                                ===========       ============


SAB-101 Revenue recognition

         SEC Staff Accounting Bulletin No. 101 (SAB 101) was released on December 3, 1999, and provides the staff's views in applying generally accepted accounting principles to certain revenue recognition transactions. This Bulletin is effective no later than the fourth quarter of 2000. The effectiveness of SAB 101 did not have an effect on the financial statements of the Company.

Minority interest

         Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component of stockholders' equity. For U.S. GAAP purposes, the minority interest is generally presented out of stockholders' equity. Therefore, for U.S. GAAP purposes, the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by Ps.124,660 and Ps 136,983 at December 31, 2000, and 1999, respectively.

Negative goodwill

         Under Mexican GAAP, negative goodwill is classified as a deferred credit and amortized over a period of no more than five years.

         For U.S. GAAP purposes negative goodwill would be amortized over the weighted average life of the acquired fixed and intangible assets.

Impairment of Assets

         Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairments are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Based on current circumstances, it was not necessary to record any adjustment to the carrying value of the Company's long-lived assets.

Impairment of Goodwill

         Excess cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over a five-year period. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flow of the entity acquired over the remaining amortization period, the Company's carrying value of goodwill will be reduce by the estimated shortfall of cash flow.

Inventory valuations

         In Mexico the direct costing system is accepted, which considers only the variable costs of production, to inventory valuation.

         Under U.S. GAAP inventory must include all the fixed and variable production costs.

         As a result of the above, the Company credited to income Ps. 3,193 in 2000, and Ps. 23,704 in 1998, and debited to income Ps. 5,802 in 1999.

Post-retirement benefits

         The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" (SFAS No. 106). This standard requires accrual of post-retirement benefits other than pensions (such as health care benefits) during the years an employee provides services. The Company does not provide such post-retirement benefits.

Additional disclosures about Pensions and other Post-retirement Benefits

         The Company has adopted the provisions of Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits". Prior year amounts in the following table have bean restated to conform to the 1998 presentation.

         The change in the seniority premiums and pension benefit obligations for the period was as follows:

                                                    2000             1999
                                                 ----------       ----------
Obligations at beginning of year.........        Ps. 70,034       Ps. 57,350
                                                 ----------       ----------
Change in benefit obligations:
   Service cost..........................             7,071            5,920
   Interest cost.........................             3,872            3,086
   Amortization..........................             1,211            1,022
   Additional minimum liability..........             2,726            3,341
   Benefit payments......................           (1,790)          (1,371)
   Other.................................               217              686
                                                 ----------       ----------
Net increase in benefit obligations......            13,307           12,684
                                                 ----------       ----------
Obligations at end of year...............        Ps. 83,341       Ps. 70,034
                                                 ==========       ==========


Fair value of financial instruments

         In accordance with U.S. Statement of Financial Accounting Standards No. 107, (SFAS No. 107) "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of all financial instruments. The estimated fair value of financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

         The following methods and assumptions are used to estimate the fair value of financial instruments:

Cash and cash equivalents.

          The carrying amounts approximate fair value because of the short maturity of such instruments.

Bank loans and long-term debt.

          The carrying value of the Company's bank loans and long-term debt is deemed to equal fair value. The interest rate on the Company's long-term debt is in accordance with market rates.

Financial instruments with off-balance-sheet risk

         The Company has no financial instruments with off-balance-sheet risk.

Comprehensive income

         In accordance with statement of financial accounting standards No.130 "Reporting comprehensive income," information is provided as follows:


                                                        2000            1999            1998
                                                    ------------    ------------    ------------
Net income under U.S. GAAP......................    Ps.  261,172    Ps.  540,287    Ps.  247,582

Other comprehensive income:
Result from holding non-monetary assets (net of
   tax effect of Ps. 108,251 in 2000, Ps. 54,551
   in 1999 and Ps. 46,120 in 1998)..............       (207,848)        (101,312)        (89,526)
                                                    -----------     ------------    ------------
Comprehensive (loss) income.....................    Ps.  53,324     Ps.  438,975    Ps.  158,056
                                                    ============    ============    ============

         Ending accumulated balances of other comprehensive loss as of December 31, 2000, 1999 and 1998 was Ps. (298,713), Ps. (90,865) and Ps. 10,447,
respectively.

Information by segments

         In accordance with SFAS 131 "Disclosures about segments of an Enterprise and Related Information", information on the different sectors in which the Company operates, is provided in Note 12.

Gain on the repurchases of bonds

         Under U.S. GAAP gain on the repurchase of bonds, as explained in Note 5, is accounted for as an extraordinary item.

Amortization of excess of cost of shares of subsidiaries over book value, amortization of intangible assets and gain on sales of fixed assets and other materials.

         Under U.S. GAAP these items are included in operating income

Costs of developing or obtaining internal-use software

         This Bulletin SOP 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" requires that qualifying internal and external costs incurred during the application development stage be capitalized. Cost incurred during the preliminary project stage and past implementation stage/operation stage are to be expensed as incurred for U.S. GAAP purposes. Under Mexican GAAP the Company capitalized Ps. 27,683 as of December 31, 2000. This amount has been included in the income statement in the U.S. GAAP reconciliation.

Costs of start-up activities

         During 2000 the Company opened a new facility for its production of corrugated boxes; on which the amount of start-up expenses was Ps. 16,774.

         Under U.S. GAAP start-up costs would be expensed as incurred.

Impact of recently issued accounting standards

         In June 1998, the FASB issued, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 2000. The adoption of this statement is expected to have no effect on the Company because it has no operations with derivative instruments or hedging contracts.

Cash flow information

         Below are the consolidated statements of cash flow as required under U.S. GAAP.


                                                                                    2000                 1999                1998
                                                                                -----------          -----------         -----------
Operating activities:
Net income under U.S. GAAP...........................................           Ps. 261,172          Ps. 540,287         Ps. 247,582
Items not requiring (providing) the use of resources:
   Allowance for doubtful accounts...................................                 4,987                4,661               6,252
   Depreciation and amortization.....................................               454,957              423,956             413,941
   Provision for labor obligations...................................                12,153               10,028               8,971
   Amortization of excess of cost of shares of subsidiaries over book
      value..........................................................               (1,213)                2,263               3,117
   Deferred income tax...............................................               133,636              488,019           (402,485)
   Deferred employee profit sharing..................................             (112,193)             (69,386)              52,710
   Goodwill..........................................................               (4,799)              (6,880)             (3,755)
   Unrealized foreign exchange (gain) loss...........................                95,083            (206,912)           1,160,817
                                                                                -----------          -----------         -----------
                                                                                    843,783            1,186,036           1,487,150
   Trade receivables.................................................             (174,426)            (167,913)            (35,216)
   Inventories.......................................................              (62,662)            (187,373)           (109,162)
   Prepaid expenses..................................................              (57,260)               10,179             (4,097)
   Suppliers.........................................................                66,086               69,785            (63,266)
   Other accounts receivable and payable, net........................                79,170               86,821              81,070
   Result from monetary position.....................................             (364,341)            (556,963)           (862,749)
   Income tax, asset tax and employee profit sharing.................              (49,620)               53,261            (18,458)
                                                                                -----------          -----------         -----------
Net cash provided by operating activities............................               280,730              493,833             475,273
                                                                                -----------          -----------         -----------
Financing activities:
   Short-term bank loans.............................................             (416,352)             (61,324)             255,868
   Bonds.............................................................             (153,423)                   --           (205,989)
   Related parties...................................................             (191,102)                   --                  --
   Proceeds from borrowings from bank loans and issuance of long-term
      debt...........................................................             1,206,985               54,988             137,729
   Payments of long-term debt........................................             (690,292)            (682,249)           (868,206)
   Cash dividends paid...............................................                    --            (178,041)            (85,236)
   Minority interest.................................................              (12,320)               27,775           (205,616)
                                                                                -----------          -----------         -----------
Net cash provided by (used) in financing activities..................             (256,504)            (838,851)           (971,450)
                                                                                -----------          -----------         -----------
Investing activities:
   Property, plant and equipment, net................................             (274,909)            (324,301)           (384,488)
   Intangible assets.................................................              (37,728)             (18,112)               8,819
Excess of cost of shares over book value.............................               (8,305)                   --                  --
   Other investments.................................................                 (764)                2,666               2,253
                                                                                -----------          -----------         -----------
Net cash used in investing activities................................             (321,706)            (339,747)           (373,416)
                                                                                -----------          -----------         -----------
Effect of inflation accounting.......................................               290,161              548,028             853,219
Decrease in cash and cash equivalents................................               (7,319)            (136,737)            (16,374)
Cash and cash equivalents at the beginning of year...................                42,220              178,957             195,331
                                                                                -----------          -----------         -----------
Cash and cash equivalents at the end of year.........................           Ps.  34,901          Ps.  42,220         Ps. 178,957
                                                                                ===========          ===========         ===========
Interest expense paid................................................           Ps. 622,276          Ps. 562,312         Ps. 621,343
                                                                                ===========          ===========         ===========
Income taxes paid....................................................           Ps.  46,367          Ps.  39,875         Ps.  25,164
                                                                                -----------          -----------         -----------

                                    SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Copamex, S.A. de C.V., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COPAMEX, S.A. DE C.V.



                                            By /s/ Sergio de la Garza
                                               -----------------------
                                               Sergio de la Garza
                                               Chief Corporate Officer

        Date:  June 25, 2001